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07021792

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Applied Development Holdings Ltd.

*CURRENT ADDRESS Units 3402-3, 34th Floor, China Merchants Tower
Shun Tak Centre, 168-200 Connaught Road Central
Hong Kong

**FORMER NAME Applied International Holdings Limited

**NEW ADDRESS

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 1867 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC

DAT : 3/14/07

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

ACQUISITION OF LAND IN PANAMA AND RESUMPTION OF TRADING OF SHARES

This announcement is made in accordance with Rule 13.09 of the Listing Rules.

On 10 December 2006, Applied Properties entered into the Agreement with the Seller for the sale and purchase of the Property. The consideration for the acquisition of the Property by Applied Properties is US$17,249,850 (approximately HK$134,548,830). Completion of the Acquisition is subject to satisfaction of Due Diligence investigation carried out by Applied Properties.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 11 December 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the shares of the Company from 9:30 a.m. on 14 December 2006.

The Acquisition

Date of the Agreement:	10 December 2006 (being the local time of Panama which is equivalent to Hong Kong time 11 December 2006)
Vendor:	the Seller, an Independent Third Party
Purchaser:	Applied Properties
Summary:	On 10 December 2006, the Seller and Applied Properties entered into the Agreement pursuant to which the Seller agreed to sell and Applied Properties agreed to purchase the Property. The consideration for the Acquisition of the Property by Applied Properties is US$17,249,850 (approximately HK$134,548,830). The Agreement is legally binding on the Seller and Applied Properties. The Escrow Deposit being US$1,000,000 (approximately HK$7,800,000) will be paid by Applied Properties to a bank or a trust company selected by it within the first 60 days of the terms for the Due Diligence investigation. Upon execution of the public deed to which the title over the Property and the Additional Land are transferred to Applied Properties and duly recorded at the public registry of Panama, the Escrow Deposit and the remaining balance of the consideration for the Acquisition of the Property and the Additional Land will be paid by Applied Properties directly to the Seller.

Rights to acquire Additional Land

In addition to the sale and purchase of the Property, during the Due Diligence investigation, if Applied Properties confirms to the Seller its interest to purchase any of the Additional Land, the Seller will sell to Applied Properties the Additional Land at a price of approximately US$38,333 (approximately HK$298,998) per hectare plus a fixed amount of US$500,000 (approximately HK$3,900,000) to cover the costs of pre-development and other costs incidental to it (amounting to an aggregate of approximately US$875,663 (approximately HK$6,830,172)) under the same terms and conditions of this Agreement.

Due Diligence

From the date of the Agreement, Applied Properties will have a 120 day period in which to perform a Due Diligence investigation of the Property at its own expense. Within the Due Diligence period, Applied Properties will decide at its own discretion if the result of the Due Diligence is acceptable to proceed with the completion of the Agreement. If Applied Properties decides not to proceed to purchase the Property or any Additional Land during the Due Diligence period, Applied Properties will deliver to the Seller all the studies and relevant information produced by it during the Due Diligence investigation, at the same time the Escrow Deposit will be refunded to Applied Properties except US$200,000 (approximately HK$1,560,000) will be deducted from the Escrow Deposit which will be paid to a nominee of the Seller as specified in the Agreement for the purpose of cancellation of the existing joint venture arrangement between the Seller and its joint venture partners.

Other Terms

Pursuant to the Agreement, Applied Properties agreed to let the Seller to make use of its family house with gross area of approximately 3 hectares ("Family House") for a period of 3 years from the date of full payment of the Property (the "Period"). Upon expiry of the Period, the premises shall be vacated and returned to Applied Properties.

It was further agreed by the parties that after the end of the Period, Applied Properties will vacate, as part of the consideration, (i) a piece of land with an area of approximately 3 hectares (duly identified in the master plan as attached to the Agreement) and (ii) an extra 2.5 hectares of lands, location of which to be determined which shall be within the area of the golf residential site of the Property (together known as the "Exchange Land") to the Seller for its family use. If the Seller decides to sell the Exchange Land at any time, Applied Properties has a first option to buy back the Exchange Land at a price to be agreed upon receipt of the Seller's written notice. This option to buy by Applied Properties will be valid for a period of 6 months from the date of the written notice delivered by the Seller to Applied Properties.

Reasons for and benefits of the Acquisition of the Property

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the parties. The Directors considered that the Acquisition is a good opportunity for the Company to increase its land bank reserve which also provides a good investment opportunity to develop its resort business. The Group intends to develop the Property into a mixed-use of luxury resort to include, among others, a luxury hotel, residential units, a golf course, a club house, a marina bay residential and marina village together with the related infrastructure improvements and installation of utilities. The consideration will be paid by funds realised from the sale of the equity interest in Quorum Island (BVI) Limited, a wholly-owned subsidiary of the Company, which is estimated to be around US$30 million (approximately HK$234,000,000).

The Directors are of the view that the Acquisition is in the interest of the Company and the terms of the Agreement and the consideration are fair and reasonable in the interests of the Company and the Shareholders as a whole.

Information of the Group and the Seller

The Group is principally engaged resort and property development, property and investment holding and the design, manufacture, marketing and distribution of consumer electronic products.

The Seller is a third party independent of the Company and its connected person (as defined in the Listing Rules). To the best knowledge, information and belief of the Directors having made all reasonable enquires, the Seller selling on behalf of himself and other beneficiary owners of the Property are Independent Third Parties.

General

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 11 December 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 14 December 2006.

The board of Directors of the Company individually and jointly accept full responsibility for the accuracy of this announcement.

Definitions

In this announcement, the following terms have the following meanings:-

"Acquisition"	the acquisition of the Property and any Additional Land by Applied Properties Limited pursuant to the Agreement;
"Additional Land"	the additional piece of land consisting of 42 lots representing approximately 9.8 hectares (approximately 1.05 million sq.ft.) in Playa Grande duly identified in the site plan as attached to the Agreement;
"Agreement"	the agreement dated 10 December 2006 between the Seller and Applied Properties for the sale and purchase of the Property;
"Applied Properties"	Applied Properties Limited, a company incorporated in Hong Kong which is a wholly-owned subsidiary of the Company;
"Company"	Applied Development Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Due Diligence"	the due diligence investigation to be conducted by Applied Properties in relation to the inspection and examination of the title and location of the Property, preparation of feasibility studies by master development planner and golf course designer, preparation of financial feasibility studies by financial consultants, and other feasibility studies including (without limitation) hotel and marina development and infrastructure studies to be carried out by respective professionals pursuant to the Agreement;

"Escrow Deposit"	the initial deposit being US$1,000,000 (approximately HK$7,800,000) which will be paid to a bank or trust company selected by Applied Properties on escrow within the first 60 days of the terms for the Due Diligence investigation;
"Group"	the Company and its subsidiaries;
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	a piece of land of approximately 450 hectares (approximately 48.42 million sq.ft.) which includes among others properties 1807, 4920, 4921, 4923, 4924, 4935, 4936, 4942, 4943, 4944, 4945, 6921, 20435, 33248, 35039, 41583, 41619, together known as Playa Grande in Boca Chica, District of San Lorenzo, Province of Chiriqui, Panama;
"Seller"	Felipe Ariel Rodriguez;
"Shareholder(s)"	holder(s) of the existing ordinary share(s) of HK$0.01 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	United States dollars, the lawful currency of the United States of America.

Unless otherwise specified in this announcement, conversions of US$ into HK$ are made in this announcement, for illustration only, at the rate of US$1.00 to HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at that rate or at any other rate.

By Order of the Board of Directors
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Dated: 13 December 2006

At the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *for identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post"

Investor

Investment Service Centre

Listed Companies Information

APPLIED DEV<00519> - Suspension of Trading

At the request of Applied Development Holdings Limited, trading in its shares has been suspended with effect from 2:30 p.m. today (11/12/2006) pending issue of an announcement regarding a notifiable transaction which may be price sensitive in nature.

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

DELAY IN CLOSING DATE OF THE STOCK PURCHASE AND JOINT VENTURE AGREEMENT

Reference is made to the Circular issued by the Company dated 31 August 2006 regarding, amongst others, the agreement entered into by and among Quorum, InterIsle, Applied Enterprises and Applied Toys on 11 August 2006 in relation to the joint venture arrangement to develop the property in Beef Island, the British Virgin Islands. The Directors announce that the parties have mutually agreed to postpone the Closing Date from 30 November 2006 to the expected date.

Reference is made to the circular issued by the Company dated 31 August 2006 (the "Circular") regarding, amongst others, the agreement entered into by and among Quorum, InterIsle, Applied Enterprises and Applied Toys on 11 August 2006 in relation to the joint venture arrangement to develop the property in Beef Island, the British Virgin Islands. The Directors announce that the parties have mutually agreed to postpone the Closing Date from 30 November 2006 to the expected date of which is no later than 31 January 2007. Terms used herein shall have the same meanings as those defined in the Circular unless the context otherwise requires.

DELAY IN CLOSING

Pursuant to the Agreement, it was one of the conditions precedent to closing of the Transactions, that all documents related to the Initial Loan be agreed and executed by the lender, Quorum, InterIsle and Applied Enterprises. Under the Agreement, InterIsle has to successfully arrange for the Initial Loan in the sum of US$51 million (equivalent to approximately HK$397,800,000) to be secured by a first mortgage lien on the Real Property to be provided to Quorum by 30 November 2006. Since more time is required by the banks to conduct due diligence on the Project, a formal agreement has not yet been reached between the parties in respect of the Initial Loan.

Having considered the potential benefits which the Transactions could bring to the Group, the Company agreed to extend the Closing Date from 30 November 2006 to the expected date of no later than 31 January 2007. As at the date of this announcement, save for the conditions precedent which will only be fulfilled upon entering of the Initial Loan, including but not limited to the execution of the Initial Development Management Agreement and the appointment of directors to the board of Quorum, all other conditions for the closing of the Transactions have been fulfilled. Further details on these conditions precedent are set out in the Company's circular dated 31 August 2006.

By order of the board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 30 November 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

d

APPLIED DEV<00519> - Change of Board Lot & Parallel Trading

With effect from Wednesday, 22/11/2006, the board lots for trading in the ordinary shares (stock code:519) of Applied Development Holdings Limited ("APPLIED DEV") will be changed from 20,000 shares to 5,000. Accordingly, the parallel trading in the ordinary shares of APPLIED DEV will commence at 9:30 a.m. on Wednesday, 22/11/2006 under the following particulars:

Stock Code	Stock Short Name	Board Lot	Certificate Colour
519	APP DEV-5000	5,000 shares	Reddish-Brown
2986	APP DEV-20000	20,000 shares	Green

Settlement of trading at each counter shall be in respect of the shares traded at the respective counters.

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

CLARIFICATION OF NEWSPAPER ARTICLE

This announcement clarifies in relation to the newspaper articles published in today's Sing Pao and Tai Kung Pao that write the Board has considered the possibility of the Company declaring special dividends to the Shareholders, no decision has been made by the Board and there is no assurance that a special dividend will be declared at any time or at all. Investors should exercise cautions when dealing in the Shares of the Company.

Unless otherwise stated, terms used in this announcement have the same meaning as those defined in the Circular of the Company dated 31 August 2006 ("Circular").

Reference is made to the newspaper articles which appear in today's Sing Pao and Tai Kung Pao ("Articles") relating to the possibility of the Company declaring special dividends to the shareholders of the Company ("Shareholders"). The Board confirms it has considered the possibility of the Company declaring special dividends to its Shareholders after Completion of the Transactions. However, no decision has been made by the Board on this. Any decision will depend on, amongst other things, the availability of distributable reserves, the working capital and other funding requirements of the Group. Accordingly, there is no assurance that a special dividend will be declared at any time or at all.

This announcement is made by the order of the Board, the Directors individually and jointly accept responsibility for the accuracy of this announcement.

By order of the board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 7 November 2006

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 28 NOVEMBER 2006

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ____________________ ordinary shares (the "Shares") of HK$0.01 each in the capital of Applied Development Holdings Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note 3)*,

or ______________________________

of ____________________ as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting of the Company to be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong (or at any adjournment thereof) (the "Meeting") for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Meeting in such manner as he/she thinks fit.

		FOR *(Note 4)*	AGAINST *(Note 4)*
1.	To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2006.		
2.	To re-elect directors:		
	(a) Mr. Fang Chin Ping		
	(b) Mr. Lo Yun Tai		
3.	To determine the directors' remuneration for their services.		
4.	To appoint auditors and authorise the board of directors to fix their remuneration.		
Ordinary resolutions:			
5.	To refresh a general mandate to the directors of the Company to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company.		
6.	To refresh a general mandate to the directors of the Company repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To extend the general mandate to directors of the Company to allot, issue and deal with shares by an amount not exceeding the amount of the Shares repurchased by the Company.		

Signature(s) *(Note 5)* ____________________ Date ____________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT**: If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company at Units 3402-3, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).
7. In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Applied Development Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

RENEWAL OF GENERAL MANDATES TO ISSUE SHARES AND PURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

This circular is despatched together with the annual report of Applied Development Holdings Limited for the year ended 30 June 2006 which comprises the Directors' report, the auditors' report by 31 October 2006 and the audited financial statements of Applied Development Holdings Limited and its subsidiaries for the year ended 30 June 2006.

A notice convening an annual general meeting of Applied Development Holdings Limited to be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 11 to 14 of this circular. Whether or not you are able to attend the annual general meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Units 3402-3, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting, or any adjournment thereof, should you so wish.

* *For identification purpose only*

31 October 2006

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong;
"AGM Notice"	the notice convening the AGM set out on pages 11 to 14 of this circular;
"associate"	has the meanings ascribed to it under the Listing Rules;
"Board"	the board of Directors;
"bye-laws"	the existing bye-laws of the Company;
"Company"	Applied Development Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"connected person"	has the meanings ascribed to it under the Listing Rules;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares;
"Latest Practicable Date"	20 October 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Purchase Mandate"	a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to purchase Shares;

"Share(s)"	ordinary share of HK$0.01 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of (a) Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

APPLIED DEVELOPMENT HOLDINGS LTD.
實力建業集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

Executive Directors:
Mr. Hung Kin Sang, Raymond
(Managing Director)
Ms. Hung Wong Kar Gee, Mimi
(Chairman)
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors:
Mr. Soo Hung Leung, Lincoln J.P.
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Units 3402-3, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

20 October 2006

To the Shareholders

Dear Sir or Madam,

RENEWAL OF GENERAL MANDATES TO ISSUE SHARES AND PURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to: (i) provide you with details of the proposed Issue Mandate and the proposed Purchase Mandate; (ii) set out an explanatory statement regarding the Purchase Mandate; and (iii) give you notice of the AGM.

* *For identification purpose only*

GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

Ordinary resolutions will be proposed at the AGM to give to the Directors new general mandates:

(i) to allot, issue and otherwise deal with new Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM; and

(ii) to purchase Shares with an aggregate nominal amount not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM.

In addition, a separate ordinary resolution will also be proposed at the AGM to add to the Issue Mandate those Shares purchased by the Company pursuant to the Purchase Mandate (if granted to the Directors at the AGM).

The Issue Mandate and the Purchase Mandate will expire on whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of the relevant resolutions at the AGM at which time such Issue Mandate and Purchase Mandate shall lapse unless, by ordinary resolutions passed at that meeting, the mandates are renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under the relevant resolutions at the AGM by an ordinary resolution of the shareholders of the Company in general meeting.

The Directors have no present intention to exercise the Issue Mandate or the Purchase Mandate (if granted to the Directors at the AGM). The information in the explanatory statement is to provide you with the information reasonable necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Purchase Mandate at the AGM.

An explanatory statement containing information regarding the Purchase Mandate is set out in the appendix to this circular.

RE-ELECTION OF DIRECTORS

The Board currently consists of eight Directors including four executive Directors, namely, Mr. Hung Kin Sang, Raymond *(Managing Director)*, Ms. Hung Wong Kar Gee, Mimi *(Chairman)*, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus, four independent non-executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P., Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

According to Article 87(1) of the Company's bye-laws (the "Article"), one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall also retire from office by rotation at the AGM. In addition, the new code on corporate governance practices (the "Code") under Appendix 14 to the Listing Rules provides, inter alia, that every Director should be subject to retirement by rotation at least once every three years. In accordance with the Article and the Code, Mr. Fang Chin Ping and Mr. Lo Yun Tai shall retire by rotation at the AGM.

All of the abovenamed retiring Directors are eligible for re-election and have expressed their willingness to stand for re-election at the AGM. Brief biographical details for each of the abovenamed retiring Directors are set out as follows:

(i) Mr. Fang Chin Ping

Mr. Fang Chin Ping ("Mr. Fang"), aged 64, executive Director, holds a B.Sc. degree in Physics from Peking University. He joined the Group in 1982 and has overall responsibility for the operations of the Group and other business opportunities in China. He has over 35 years experience in the electronics industry.

As at the Latest Practicable Date, Mr. Fang beneficially owns 100,000 Shares, representing approximately 0.01% of the issued share capital of the Company.

There is no service contract between the Company and Mr. Fang. In addition, Mr. Fang is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Fang is currently entitled to receive a director's emoluments of HK$589,440 per annum which is subject to annual review by the Board by reference to market benchmarks. Saved as disclosed above, Mr. Fang does not hold any directorship in any other listed company in Hong Kong over the last three years.

Save as disclosed above, there are no other matters concerning Mr. Fang that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

(ii) Mr. Lo Yun Tai

Mr. Lo Yun Tai ("Mr. Lo"), aged 61, independent non-executive Director, holds a B.Sc. degree in Mechanical Engineering from National Taiwan University. He has over 36 years experience in the electronics industry. His extensive engineering and manufacturing background is strengthened by his expertise in corporate management and operations of some electronic companies.

Mr. Lo does not have any relationship with any directors, members of senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Lo does not beneficially own any share of the Company.

There is no service contract between the Company and Mr. Lo. In addition, Mr. Lo is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Lo is currently entitled to receive a director's emoluments of HK$100,000 per annum which is subject to annual review by the Board by reference to market benchmarks. Saved as disclosed above, Mr. Lo does not hold any directorship in any other listed company in Hong Kong over the last three years.

Save as disclosed above, there are no other matters concerning Mr. Lo that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Purchase Mandate are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend that the Shareholders vote in favour of the relevant resolutions at the AGM.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong is set out on pages 11 to 14 of this circular for the purpose of, inter alia, considering and, if thought fit, passing the resolutions set out therein.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

Pursuant to bye-law 76 of the bye-laws, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by: (i) the chairman; or (ii) at least three members present in person or by proxy or by representative for the time being entitled to vote at the meeting; or (iii) a member or members present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (iv) by a member or members present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

ACTION TO BE TAKEN

You will find enclosed a form of proxy for use at the AGM. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Units 3402-3, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM, or any adjournment thereof, should you so wish.

By Order of the Board
Applied Development Holdings Limited
Fang Chin Ping
Executive Director

This appendix includes an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the Purchase Mandate proposed to be granted to the Directors.

1. THE STOCK EXCHANGE RULES FOR PURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to purchase their shares on the Stock Exchange subject to certain restrictions.

The Listing Rules provide that all proposed purchases of shares by a company with a primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the shares to be purchased must be fully paid up.

2. FUNDING OF PURCHASES

Any purchase will be made out of funds which are legally available for the purpose in accordance with the memorandum of association and bye-laws of the Company and the Companies Act 1981 of Bermuda. As compared with the financial position of the Company as at 30 June 2006 (being the date to which the latest audited financial statements of the Company have been made up), the Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event the proposed purchases were to be carried out in full during the proposed purchase period.

The Directors do not propose to exercise the Purchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing position which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 896,802,826 Shares.

Subject to the passing of the relevant ordinary resolutions to approve the general mandates to issue and purchase Shares and on the basis that no further Shares are issued or purchased between the Latest Practicable Date and the AGM, the Directors would be authorised to exercise the powers of the Company to purchase a maximum of 89,680,282 Shares.

4. REASONS FOR PURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to purchase Shares on the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the Purchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and in accordance with the memorandum of association and bye-laws of the Company.

6. EFFECT OF THE TAKEOVERS CODE

If as a result of a purchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, the substantial Shareholders having interests in 10% or more of the issued share capital of the Company were:

		Approximate % shareholding	
Name of Shareholder	**Number of Shares held**	**As at the Latest Practicable Date**	**If the Purchase Mandate is exercised in full**
Capita Company Inc. *(Note 1)*	359,153,435	40.05%	44.50%
Marami Foundation *(Note 1)*	439,984,584	49.06%	54.51%
Hung Kin Sang, Raymond *(Note 1)*	443,264,584	49.43%	54.92%
Hung Wong Kar Gee, Mimi *(Note 1)*	449,294,640	50.10%	55.67%

Notes:

1. These Shares are held by the following companies:

	Number of Shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
iQuorum Cybernet Limited *(Note 2)*	34,329,000
	439,984,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi. Among the 443,264,584 Shares which are deemed to be held by Hung Kin Sang, Raymond, 3,280,000 Shares are held under his personal interest. Among the 449,294,640 Shares which are deemed to be held by Hung Wong Kar Gee, Mimi, 9,310,056 Shares are held under her personal interest.

2. These Shares are held by iQuorum Cybernet Limited, a wholly-owned subsidiary of the Company. Capita Company Inc. owns more than one-third of the issued Shares and is a wholly-owned subsidiary of Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi.

In the event the Directors exercise in full the power to purchase Shares which is proposed to be granted pursuant to the resolution, the interests of each of the above Shareholders in the Company would be increased to approximately the percentages as set out opposite their respective names in the table above. Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors do not intend to exercise the power to purchase Shares to an extent which would render the aforesaid Shareholders or any Shareholder or group of Shareholders obliged to make a mandatory offer under Rule 26 of the Takeovers Code. The Board will endeavour to ensure that the exercise of the Purchase Mandate will not result in less than 25% of the Shares being held by the public.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed Purchase Mandate is granted, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make purchases of Shares.

8. SHARE PURCHASE MADE BY THE COMPANY

Save as disclosed below, no purchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) in the six months ended on the Latest Practicable Date.

Month/Year	Number of Shares repurchased	Purchase price per Share		Aggregate purchase consideration
		Highest	Lowest	
		HK$	*HK$*	*HK$*
April 2006	4,240,000	0.455	0.430	1,898,400
May 2006	3,440,000	0.630	0.520	2,012,600
June 2006	3,200,000	0.620	0.540	1,866,800
July 2006	5,000,000	0.560	0.470	2,499,000
August 2006	4,160,000	0.550	0.500	2,190,400
September 2006	2,920,000	0.560	0.540	1,594,200
Total	22,960,000			12,061,400

9. SHARE PRICE

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months immediately prior to the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
October	0.500	0.365
November	0.465	0.350
December	0.400	0.320
2006		
January	0.400	0.350
February	0.395	0.355
March	0.460	0.305
April	0.680	0.425
May	0.680	0.510
June	0.620	0.530
July	0.590	0.465
August	0.590	0.495
September	0.570	0.520
October 2006 till the Latest Practicable Date	0.510	0.490

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE IS HEREBY GIVEN that an annual general meeting of Applied Development Holdings Limited (the "Company") will be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1. To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2006.

2. To re-elect directors:

   (a) Mr. Fang Chin Ping

   (b) Mr. Lo Yun Tai

3. To determine the directors' remuneration for their services.

4. To appoint auditors and authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions, which will be proposed as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

* *For identification purpose only*

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (A) and (B) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at close of business on the day of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to purchase such shares are subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) of this resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of ordinary resolutions numbered 5 and 6 in the notice of annual general meeting of the Company dated 28 November 2006, the aggregate nominal amount of the share capital of the Company which are purchased by the Company pursuant to and in accordance with ordinary resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with ordinary resolution numbered 5."

By Order of the Board
Applied Development Holdings Limited
Lee Wai Fun, Betty
Company Secretary

Hong Kong, 17 October 2006

Executive Directors:
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors:
Mr. Soo Hung Leung, Lincoln J.P.
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Units 3402-3, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Units 3402-3, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Investor

Investment Service Centre

Listed Companies Information

APPLIED DEV<00519> - Change of Company Name

Market participants are requested to note that the name of Applied International Holdings Limited has been changed to "Applied Development Holdings Limited". Accordingly, the stock short name of its ordinary shares (stock code: 519) has also been changed to "APPLIED DEV" with effect from Tuesday, 31/10/2006.

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司 *

(incorporated in Bermuda with limited liability)

Stock Code: 519

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 20,000 Shares to 5,000 Shares with effect from Wednesday, 22 November 2006. The expected timetable for such change in board lot size is set out below.

Shareholders may submit their existing share certificate in board lot of 20,000 Shares each to the Company's branch share registrar in exchange for new share certificates in board lot of 5,000 Shares each free of charge during business hours from Wednesday, 8 November 2006 to Wednesday, 20 December 2006 (both dates inclusive).

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 20,000 Shares to 5,000 Shares with effect from Wednesday, 22 November 2006. The Board believes that the reduced board lot size may facilitate the trading and improve the liquidity of the Shares and enable the Company to attract more investors and broaden its shareholders base. The change in board lot size will not affect any of the Shareholders' rights.

EXPECTED TIMETABLE

	2006
First day for free exchange of existing share certificates in board lot of 20,000 Shares each for new share certificates in board lot of 5,000 Shares each	Wednesday, 8 November
Effective date of the change in board lot size from 20,000 Shares to 5,000 Shares	Wednesday, 22 November
Original counter for trading in the Shares in board lot of 20,000 Shares each closes and becomes counter for trading in the Shares in board lot of 5,000 Shares each	9:30 a.m. on Wednesday, 22 November
Temporary counter for trading in the Shares in board lot of 20,000 Shares each opens	9:30 a.m. on Wednesday, 22 November
Parallel trading in Shares commences	9:30 a.m. on Wednesday, 22 November

Temporary counter for trading in the Shares in board lot of 20,000 Shares each closes	4:00 p.m. on Wednesday, 13 December
Parallel trading in Shares ends	4:00 p.m. on Wednesday, 13 December
Last day for free exchange of existing share certificates in board lot of 20,000 Shares each for new share certificates in board lot of 5,000 Shares each	Wednesday, 20 December

Shareholders may submit their existing share certificates in board lot of 20,000 Shares each to the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, in exchange for new share certificates in board lot of 5,000 Shares each free of charge during business hours from Wednesday, 8 November 2006 to Wednesday, 20 December 2006 (both dates inclusive). Such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 5,000 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company's branch share registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company's share registrar for exchange purpose.

As from Wednesday, 22 November 2006, any new share certificates will be issued in board lot of 5,000 Shares each. All existing share certificate in board lot of 20,000 Shares each will continue to be evidence of title to such Shares and be valid for transfer, delivery and settlement purposes. New share certificates in board lots of 5,000 Shares will be issued in Reddish-Brown colour to distinguish from the old share certificates in the colour of Green in issue bearing the former name of "Applied International Holdings Limited".

TERMS USED IN THIS ANNOUNCEMENT

"Board"	the board of directors of the Company;
"Company"	Applied Development Holdings Limited;
"Shares"	shares of HK$0.01 each in the share capital of the Company;
"Shareholders"	holders of Shares; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

As at the date of this announcement, the Board comprises of Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus as executive Directors and Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham as independent non-executive Directors.

By order of the Board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 27 October 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Change of Company Name

Market participants are requested to note that the name of Applied International Holdings Limited has been changed to "Applied Development Holdings Limited". Accordingly, the stock short name of its ordinary shares (stock code: 519) will also be changed to "APPLIED DEV" with effect from Tuesday, 31/10/2006.

APPLIED DEVELOPMENT HOLDINGS LTD.

實力建業集團有限公司*

(formerly known as Applied International Holdings Limited

實力國際集團有限公司*)

(incorporated in Bermuda with limited liability)

Stock Code: 519

CHANGE OF COMPANY NAME BECOMING EFFECTIVE

The Board is pleased to announce that the change of name of the Company from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and the adoption of the new Chinese name of "實力建業集團有限公司" to replace the existing Chinese name of "實力國際集團有限公司" (for identification purposes only) became effective on 4 October 2006.

With effect from 31 October 2006, the English stock short name of the Company will be changed from "APPLIED INT'L" to "APPLIED DEV" whereas the Chinese stock short name of the Company will be "實力建業".

All existing share certificates of the Company in issue bearing the name of "Applied International Holdings Limited" will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and delivery for the same number of Shares in the new name of the Company and the rights of any Shareholders will not be affected as a result of the change of name of the Company. With effect from 31 October 2006, any issue of share certificates of the Company will be in the new name and the securities of the Company will be traded on the Stock Exchange of Hong Kong Limited in the new name of the Company. However, there will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the new name of the Company.

Reference is made to the circular of Applied Development Holdings Limited (formerly known as Applied International Holdings Limited) (the "Company") dated 31 August 2006 in relation to, among others, the proposed change of Company name ("Circular"). Capitalised terms used herein shall have the same meanings as those defined in the Circular unless otherwise stated.

At the SGM held on 28 September 2006, a special resolution was passed by the Shareholders to approve the change of name of the Company from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and the adoption of the new Chinese name of "實力建業集團有限公司" to replace the existing Chinese name of "實力國際集團有限公司" for identification purposes only ("Change of Company Name").

The Board is pleased to announce that the Change of Company Name became effective on 4 October 2006.

CHANGE OF COMPANY NAME BECOMING EFFECTIVE

The Change of Company Name was subject to (i) the approval of the Shareholders for the Change of Company Name, which approval was obtained at the SGM of the Company held on 28 September 2006; and (ii) the Registrar of Companies in Bermuda granting approval for the change of the name of the Company.

The Registrar of Companies in Bermuda issued the Certificate of Incorporation on Change of Name on 11 October 2006, certifying that the change of name of the Company was registered on 4 October 2006. Accordingly, the Change of Company Name became effective on 4 October 2006.

REGISTRATION OF NEW NAME UNDER THE COMPANIES ORDINANCE

The Board announces that a Certificate of Registration of Change of Name of Overseas Company dated 24 October 2006 has been issued by the Registrar of Companies in Hong Kong confirming the registration of the new name "Applied Development Holdings Limited" for the Company under Part XI of the Companies Ordinance.

CHANGE OF SHORT STOCK NAME

The Board also announces that the English stock short name of the Company will be changed from "APPLIED INT'L" to "APPLIED DEV"; whereas the Chinese stock short name of the Company will be "實力建業" with effect from 31 October 2006.

GENERAL

The Change of Company Name will not affect any of the rights of the Shareholders. All existing share certificates in issue bearing the former name of the Company continue to be evidence of title to the Shares and continue to be valid for trading, settlement, delivery and registration for the same number of Shares in the new name of the Company. There will be no special arrangement for free exchange of the existing share certificate for new share certificate printed in the Company's new name.

As at the date of this announcement, the Board comprises of Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus as executive Directors and Mr. Soo Hung Leung, Lincoln J.P., Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham as independent non-executive Directors.

By order of the Board
Applied Development Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 25 October 2006

* *for identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

ANNOUNCEMENT
OF
NOTICE OF BOOK CLOSING DATE
FOR
ANNUAL GENERAL MEETING

The Company refers to the announcement dated 17 October 2006 in respect of the notice of annual general meeting will be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 23 November 2006 to 28 November 2006, both days inclusive, during which period no transfer of shares will be effected. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on 22 November 2006.

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln J.P., Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Hong Kong, 18 October 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Applied International Holdings Limited (the "Company") will be held at 12:00 noon on 28 November 2006 (Tuesday) at Kennedy Room, Conrad International Hong Kong, Level 7, Pacific Place, 88 Queensway, Hong Kong for the following purposes:

1. To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2006.

2. To re-elect directors:

   (a) Mr. Fang Chin Ping

   (b) Mr. Lo Yun Tai

3. To determine the directors' remuneration for their services.

4. To appoint auditors and authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions, which will be proposed as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (A) and (B) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at close of business on the day of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to purchase such shares are subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) of this resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of ordinary resolutions numbered 5 and 6 in the notice of annual general meeting of the Company dated 28 November 2006, the aggregate nominal amount of the share capital of the Company which are purchased by the Company pursuant to and in accordance with ordinary resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with ordinary resolution numbered 5."

By Order of the Board
Applied International Holdings Limited
Lee Wai Fun, Betty
Company Secretary

Hong Kong, 17 October 2006

Executive Directors:
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors:
Mr. Soo Hung Leung, Lincoln J.P.
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Units 3402-3, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Units 3402-3, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

ANNOUNCEMENT RESULTS FOR THE YEAR ENDED 30 JUNE 2006

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2006 with comparative figures for the previous year are as follows:

	Notes	2006 HK$'000	2005 HK$'000
Turnover	3	**107,634**	105,295
Cost of sales		**(93,902)**	(91,400)
Gross profit		**13,732**	13,895
Other income		**1,791**	2,079
Distribution costs		**(1,817)**	(1,306)
Administrative expenses		**(29,552)**	(24,146)
Increase in fair value of investment properties		**19,000**	100,880
Gain on disposal of investment properties		**1,162**	12,903
(Loss) gain on disposal of property, plant and equipment		**(461)**	6,194
Gain (loss) on disposal of available-for-sale investments/other securities		**813**	(269)
Waiver of other borrowings	5	**19,651**	–
Share-based payment expenses		**(8,233)**	–
Finance costs	6	**(5,265)**	(3,354)
Loss on disposal of subsidiaries		**(61)**	(6,752)
Profit before taxation		**10,760**	100,124
Taxation	7	**(808)**	2,665
Profit for the year	8	**9,952**	102,789
Attributable to:			
Equity holders of the parent		**10,757**	103,525
Minority interests		**(805)**	(736)
Profit after taxation		**9,952**	102,789
EARNINGS PER SHARE			
Basic	9	**1.22 cents**	11.60 cents

THE CONSOLIDATED BALANCE SHEET AT 30 JUNE 2006

	2006	2005
	HK$'000	*HK$'000* (as restated)
Non-current assets		
Investment properties	**207,500**	305,500
Interest in a leasehold land	–	128,003
Property, plant and equipment	**171,307**	114,715
Prepaid lease payments-non-current portion	**2,003**	1,436
Other assets	**1,701**	1,701
Available-for-sale investments	**26,391**	–
Other securities	–	8,625
Negative goodwill	–	(22,549)
	408,902	537,431
Current assets		
Inventories	**2,256**	2,233
Trade and other receivables	**46,660**	35,224
Prepaid lease payments-current portion	**46**	46
Tax recoverable	–	155
Pledged bank deposits	**3,059**	2,969
Bank balances and cash	**37,836**	22,472
	89,857	63,099
Current liabilities		
Trade and other payables	**10,021**	47,125
Tax payable	**1,084**	536
Bank and other borrowings – due within one year	**16,145**	52,641
Obligations under finance leases – due within one year	**3,732**	2,334
	30,982	102,636
Net current assets (liabilities)	**58,875**	(39,537)
	467,777	497,894
Capital and reserves		
Share capital	**9,100**	9,372
Treasury shares	**(8,911)**	(12,546)
Reserves	**438,472**	402,945
Equity attributable to equity holders of the parent	**438,661**	399,771
Minority interests	**858**	70,298
Total equity	**439,519**	470,069

Non-current liabilities		
Bank and other borrowings		
– due after one year	**24,846**	25,811
Obligations under finance leases		
– due after one year	**3,412**	2,014
	28,258	27,825
	467,777	497,894

Notes:

1. **APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations ("INT(s)") (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005, except for HKAS 40 "Investment Property" and HKAS 21-INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" of which the Group had early adopted in the consolidated financial statements for the year ended 30 June 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005 for goodwill and negative goodwill previously recognised. The principal effects of the application of transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1 July 2001 was held in reserves. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves of HK$9,207,000 has been transferred to the Group's retained profits on 1 July 2005. Comparative figures for 2005 have not been restated (see below for the financial impact).

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous years, negative goodwill arising on acquisitions prior to 1 July 2001 was held in reserves, and negative goodwill arising on acquisitions since 1 July 2001 and prior to 1 July 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 July 2005 (of which negative goodwill of HK$20,660,000 was previously recorded in reserves and of HK$22,549,000 was previously presented as a deduction from assets). A corresponding adjustment to the Group's retained profits of HK$43,209,000 has been made.

Share-based Payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of share options granted to directors and employees of the Group, determined at the date of grant of the share options, over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 July 2005. In relation to share options granted before 1 July 2005, the Group chooses not to apply HKFRS 2 with respect to share options granted on or before 7 November 2002 and vested before 1 July 2005 in accordance with the transitional provisions. However, the Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 July 2005. Because there were no unvested share options at 1 July 2005, comparative figures for 2005 need not be restated.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39 generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

On or before 30 June 2005, the Group classified and measured its equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice No.24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. From 1 July 2005 onwards, the Group has classified and measured its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" are measured at amortised cost using the effective interest method after initial recognition.

On 1 July 2005, the Group classified and measured its equity securities in accordance with the transitional provisions of HKAS 39 as available-for-sale financial assets (see below for the financial impact). The application of these relevant transitional provisions has had no effect on results for the current year.

Financial assets and financial liabilities other than equity securities

From 1 July 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". "Other financial liabilities" are carried at amortised cost using the effective interest method after initial recognition. This change in accounting policy has had no material effect on the results for the current year.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease terms on a straight line basis. This change in accounting policy has been applied retrospectively (see below for the financial impact).

The effects of the changes in accounting policies described above on the results are for the current and prior years are as follows:

	2006	2005
	HK$'000	*HK$'000*
Increase in share-based payment expenses	**(8,233)**	–
Decrease in negative goodwill released to income	**(1,308)**	–
Decrease in profit for the year	**(9,541)**	–

Analysis of decrease in profit for the year by line items presented according to their function:

	2006	2005
	HK$'000	*HK$'000*
Increase in share-based payment expenses	**(8,233)**	–
Decrease in other income	**(1,308)**	–
Decrease in profit for the year	**(9,541)**	–

The cumulative effects of the application of the new HKFRSs on 30 June 2005 and 1 July 2005 are summarised below:

	As at 30 June 2005 (as originally stated)	HKAS 1	HKAS 17	As at 30 June 2005 (as restated)	Effect of HKFRS 3	Effect of HKAS 39	As at 1 July 2005 (as restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance sheet items							
Property, plant and equipment	116,197	-	(1,482)	114,715	-	-	114,715
Prepaid lease payments							
– non-current portion	-	-	1,436	1,436	-	-	1,436
– current portion	-	-	46	46	-	-	46
Available-for-sale investments	-	-	-	-	-	8,625	8,625
Other securities	8,625	-	-	8,625	-	(8,625)	-
Negative goodwill	(22,549)	-	-	(22,549)	22,549	-	-
Total effects on assets	102,273	-	-	102,273	22,549	-	124,822
Capital reserve	216,063	-	-	216,063	(11,453)	-	204,610
Retained profits	75,313	-	-	75,313	34,002	-	109,315
Total effects on equity attributable to equity holders of the Company	291,376	-	-	291,376	22,549	-	313,925
Minority interests	-	70,298	-	70,298	-	-	70,298
Total effects on total equity	291,376	70,298	-	361,674	22,549	-	384,223
Minority interests	70,298	(70,298)	-	-	-	-	-

The application of the new HKFRSs has had no effects to the Group's equity at 30 June 2004, except that minority interests amounting to HK$71,034,000 has been presented in equity.

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company have commenced considering the potential impact of these standards, amendments and interpretations. Except for HKAS 39 & HKFRS 4 (Amendments) on financial guarantee contracts (which requires financial guarantees to be initially measured at fair values), which may have potential impact to the consolidated financial statements, the directors of the Company anticipate that the adoption of these new standards, amendments and interpretations should not have material impact on the consolidated financial statements of the Group. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 & HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HKFRS – INT 4	Determining whether an arrangement contains a lease[2]
HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial reporting in hyperinflationary economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]
HK(IFRIC) – INT 10	Interim financial reporting and impairment[7]

[1] Effective for annual periods beginning on or after 1 January 2007.

[2] Effective for annual periods beginning on or after 1 January 2006.

[3] Effective for annual periods beginning on or after 1 December 2005.

[4] Effective for annual periods beginning on or after 1 March 2006.

[5] Effective for annual periods beginning on or after 1 May 2006.

[6] Effective for annual periods beginning on or after 1 June 2006.

[7] Effective for annual periods beginning on or after 1 November 2006.

2. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include available-for-sales investments, trade and other receivables, pledged bank deposits, bank balances, trade and other payables, bank and other borrowings and obligations under finance leases. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 30 June 2006 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. In order to minimise the credit risk, management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-ratings agencies.

Interest rate risk

The Group's cash flow interest rate risk relates to variable-rate bank borrowings. The Group's fair value interest rate risk relates primarily to fixed-rate short-term bank deposits. The Group currently does not have an interest rate hedging policy. However, management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arise.

Foreign currency risk

Certain overseas operations and available-for-sale investments are denominated in United States dollar. Since United States dollar is linked to Hong Kong dollar, the Group does not expect any significant movements in US$/HK$ exchange rate. Management has closely monitored foreign exchange exposure to mitigate the foreign currency risk.

Equity price risk

The Group is exposed to equity price risk. The management manages this exposure by maintaining a portfolio of investments with different risk profiles.

3. TURNOVER

	2006	2005
	HK$'000	*HK$'000*
Sales of goods	**99,108**	95,315
Rental income	**8,526**	9,980
	107,634	105,295

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into three operating divisions – manufacture and distribution of electronic products, property investment and property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the year ended 30 June 2006 is presented below:

	Manufacture and distribution of electronic products	**Property investment**	**Property development**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	99,108	8,526	–	107,634
Results				
Segment results	(1,948)	16,120	(1,478)	12,694
Unallocated corporate income				19,651
Unallocated corporate expenses				(16,259)
Finance costs				(5,265)
Loss on disposal of a subsidiary				(61)
Profit before taxation				10,760
Taxation				(808)
Profit for the year				9,952

	Manufacture and distribution of electronic products	Property investment	Property development	Segment total	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets	23,404	265,729	143,572	432,705	66,054	498,759
Liabilities	5,255	32,712	245	38,212	21,028	59,240
Other information						
Capital expenditure	5,743	3,415	53,494	62,652	1,667	64,319
Depreciation of property, plant and equipment	2,893	3,897	–	6,790	246	7,036
Release of prepaid lease payments	5	41	–	46	–	46
Allowance for trade and other receivables	535	179	–	714	–	714
Reversal of impairment loss recognised in respect of property, plant and equipment	–	178	–	178	–	178
Reversal of impairment loss recognised in respect of prepaid lease payments	–	613	–	613	–	613

Business segment information for the year ended 30 June 2005 is presented below:

	Manufacture and distribution of electronic products	Property investment	Property development	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	95,315	9,980	–	105,295
Results				
Segment results	(1,091)	109,439	(412)	107,936
Unallocated corporate income				6,194
Unallocated corporate expenses				(3,900)
Finance costs				(3,354)
Loss on disposal of subsidiaries				(6,752)
Profit before taxation				100,124
Taxation				2,665
Profit for the year				102,789

	Manufacture and distribution of electronic products	Property investment	Property development	Segment total	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Assets	22,068	328,085	236,773	586,926	13,604	600,530
Liabilities	5,473	40,004	56	45,533	84,928	130,461
Other information						
Capital expenditure	2,364	2,041	–	4,405	–	4,405
Depreciation of property, plant and equipment	3,183	3,684	–	6,867	145	7,012
Release of prepaid lease payments	5	41	–	46	–	46
Allowance for trade and other receivables	343	–	–	343	–	343

Geographical segments

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods:

	Sales revenue by geographical market	
	2006	2005
	HK$'000	*HK$'000*
Hong Kong	**102,542**	99,586
PRC	**3,893**	4,528
British Virgin Islands	**1,199**	1,181
	107,634	105,295

The following is an analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties and property, plant and equipment	
	2006	2005	**2006**	2005
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**321,990**	323,295	**10,825**	4,405
PRC	**33,171**	168,294	**–**	–
United States of America	**26**	26	–	–
British Virgin Islands	**143,572**	108,760	**34,891**	–
	498,759	600,375	**45,716**	4,405

5. WAIVER OF OTHER BORROWINGS

During the year, the Company received a waiver of claim of other loans with a principal of HK$18,449,000 and accrued interest of HK$1,202,000 from the lender of the other loans, without any conditions and consideration as well as any actions to retrocede or claim for any loss or money of the waiver.

6. FINANCE COSTS

	2006	2005
	HK$'000	*HK$'000*
Interest expense on:		
bank and other borrowings wholly repayable within five years	**3,597**	2,281
bank and other borrowings not wholly repayable within five years	**1,324**	779
Finance charges on obligations under finance leases	**344**	294
	5,265	3,354

7. TAXATION

	2006	2005
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Hong Kong Profits Tax		
Current year	**742**	535
Under (over) provision in previous years	**66**	(3,065)
	808	(2,530)
Deferred taxation		
Credit for the year	**–**	(135)
	808	(2,665)

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year.

8. PROFIT FOR THE YEAR

	2006	2005
	HK$'000	*HK$'000*
Profit for the year has been arrived at after charging:		
Staff costs, including directors' remuneration:		
Basic salaries and allowances	**19,266**	16,517
Share-based payment expenses	**8,233**	–
Retirement benefits scheme contributions	**338**	190
Total staff costs	**27,837**	16,707
Allowance for trade and other receivables	**714**	343
Auditors' remuneration:		
Current year	**950**	611
Underprovision in prior years	**244**	111
Cost of inventories recognised as expenses	**93,902**	91,400
Depreciation	**7,036**	7,012
Release of prepaid lease payments	**46**	46
Net foreign exchange loss	**114**	–
and after crediting:		
Dividend income from available-for-sale investments/other securities	**59**	364
Interest income	**361**	33
Release of negative goodwill included in other income	**–**	1,308
Rental income from property, plant and equipment	**–**	80
Reversal of impairment loss recognised in respect of property, plant and equipment included in other income	**178**	–
Reversal of impairment loss recognised in respect of prepaid lease payments included in other income	**613**	–

9. EARNINGS PER SHARE

The calculation of the basic earnings per share for the year is based on the profit attributable to equity holders of the parent for the year of HK$10,757,000 (2005: HK$103,525,000) and on the weighted average of 879,858,648 (2005: 892,167,853) ordinary shares of the Company in issue during the year. The number of shares adopted in calculation of earnings per share has been arrived after eliminating the shares in the Company held by iQuorum.

No diluted earnings per share has been presented because the adjusted exercise price of the share options granted as determined in accordance with HKFRS 2 "Share-based payment" is higher than the average market price of shares for the year ended 30 June 2006. No diluted earnings per share for the year ended 30 June 2005 had been presented as the Company has no potential dilutive shares outstanding during that period.

Changes in the Group's accounting policies during the year are described in detail in above. To the extent that those changes have had an impact on results reported for 2006 and 2005, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on basic earnings per share:

	Impact on basic earnings per share	
	2006	2005
	HK Cents	HK Cents
Figures before adjustments	**2.30**	11.60
Adjustments arising from changes in accounting policies	**(1.08)**	–
Reported/restated	**1.22**	11.60

DIVIDEND

The Directors do not recommend payment of any dividends for the year ended 30 June 2006 (2005: Nil).

RESULTS

The Group's audited consolidated profit before taxation of the Group for the year ended 30 June 2006 amounted to approximately HK$10,760,000, representing a decrease of approximately 89.3% compared to last year. The decrease in profit from operation was mainly due to the significant increase in fair value of investment property for the corresponding year in which the new Hong Kong Financial Standards was early adopted.

According to the JV Agreement, when the transaction contemplated under the JV Agreement is completed on or before 30 November 2006, the Group is expected to receive a disposal gain of approximately US$26.2 million (approximately HK$204,360,000) or approximately US$20.95 million (approximately HK$163,410,000) if the Group receives US$35.25 million (approximately HK$274,950,000) or US$30 million (approximately HK$234,000,000) respectively. Upon completion of the transactions under the JV Agreement, the Group will hold 50% of the total interest in Quorum Island (BVI) Limited ("Quorum") and its attributable interest in Quorum will be recognized using the proportionate consolidation method under Hong Kong Accountings Standard 31 "Interests in Joint Venture" provided that Quorum is qualified as a jointly controlled entity.

PLEDGE OF ASSETS

At 30 June 2006, the carrying values of investment properties, prepaid lease payments, property, plant and equipment pledged by the Group to secure to total banking facilities granted to the Group amount to HK$178,750,000 (2005: HK$275,800,000), HK$216,000 (2005: HK$222,000 as restated) and HK$1,398,000 (2005: HK$1,530,000 as restated) respectively. At 30 June 2006, the Group also pledged its fixed deposit HK$3,059,000 (2005: HK$2,969,000).

BUSINESS REVIEW

(I) PROPERTY DEVELOPMENT

In view of the booming travel and resort industry, the Group aims to become a worldwide prestigious resort developer, targeting the upscale resort market in the world. The Group is well-positioned to capture the booming resort, golf, and marina market in the US and Europe. During the year under review, we have made strategic progress on our pipeline project and had partnered with high-end strong resort developers with a view to deliver promising returns in the future.

The British Virgin Islands Project ("BVI Project") continued to be our signature resort development project, and in view of the great development potential and expected significant investment returns of the BVI Project, we are pleased to have Interlink and IGY as our shareholders and partners in the Caribbean Sea. The participation of Interlink and IGY contributes extensive property and resort management experience into the Project.

During first half of the financial year, the Group together with some of the world-class specialists including Jack Nicklaus Signature, EDSA, ATM, Hill Glazier, Harris Civil Engineers and Wilson & Associates etc. have finalized the master plan of the BVI Project which features a 5-star luxury hotel, branded residency, an 18-hole signature golf course, and a state-of-the art mega yacht facility. The finalized master plan had been approved by the British Virgin Islands Government.

On 2 December 2005, the Group's wholly-owned subsidiary, Quorum signed an agreement with the Government of the British Virgin Islands for the development of Beef Island where the BVI Project is located (the "Development Agreement"). Under the Development Agreement, Quorum has been granted pioneer status on golf course, marina and mega-yacht facilities, and hotel aid on hotel and all branded villas, residences and fractional units. Pursuant to pioneer status of the Development Agreement, many benefits are granted to the Company, these include a ten years (which is extendable) tax holidays and import duty exemptions on capital equipment. In addition, a ten years (which is extendable) tax holidays and import duty exemptions on building materials and equipment are also available to Quorum under the Hotel Aid Act of the Development Agreement. The agreement sets a solid foundation for the development of the BVI Project which granted Quorum various privileges in developing the Island. This has greatly minimized the development and operation cost of the Project, and is a sign of the Government's strong support towards our BVI project.

During the reporting year, the Group had reviewed several potential property and resort developments. On 16 June 2006, the Group reached an acquisition agreement to purchase a site with an area size of approximately 413 US acre located in St. Croix Island of the United States Virgin Islands (USVI) for the consideration of US$21,000,000 (approximately HK$163,800,000). However, the results of the due diligence conducted by our consulting firms revealed certain geographical conditions which affect the property and its surrounding and render the property unsuitable for the development of a five star hotel complex. As the Group's business strategy is to continue to develop resort businesses around the world, the Group considered the limited potential of the property and decided to terminate the agreement with the vendors with immediate effect.

The Group will keep exploring other suitable opportunities to further expand our resort businesses, in a view to bring a sustainable return to our shareholders.

(II) INVESTMENT PROPERTIES

The Company believes that property investments in Hong Kong can bring high returns to the Group.

In light of the increasing value of real estate in the Hong Kong property market, it is a great opportunity and an appropriate time for the Group to realize its investment in the Hong Kong property market. Hence, during the year ended 30 June 2006, the Group sold an investment property (the "Property") located at 41/F, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong at a consideration of HK$118.2 million with its original cost of HK$60,480,000. The Group's other investment properties, mainly located in Hong Kong and PRC, generated a total rental revenue of approximately HK$8,526,000 during the year under review. With reference to the market value of similar properties in the same locations, the Group believes that the rental yield is fair and reasonable and will use its best endeavours to bring a positive investment return to our shareholders.

(III) OEM BUSINESS

During the year ended 30 June 2006, the OEM of electronic business continued to form part of the Group's stable source of revenue. Despite the fierce market competition, the Group's OEM manufacturing company, supported by a stable customer base, was able to maintain its market share during the year.

In order to improve its production capacity, the factory of OEM businesses moved to a larger factory in Shenzhen, PRC where the factory has increased its machinery intake to accommodate higher production in its OEM business in April 2006.

OUTLOOK

The success of the Company rests on our ability to capitalize on global vision and foresight. We believe the growing potential lies on the upscale resort development businesses. In view of that, we are now positioned to develop more resorts in the tropical areas in which BVI Projects being our first flagship resort development project. We have strategically allied ourselves with world-renown architects, designers, and resort developers, in order to reposition ourselves to a well-regarded resort developer.

To signify the Group's transition to resort development business, the Group has changed its Company name from Applied International Holdings Limited to **Applied Development Holdings Limited**. The new name would be more appropriate to reflect the core objectives of the Company and our directions of its future business development. Our new logo also represents the international venues of the Company and illustrates the Group's goal as the world's resort developer.

(i) Property Development

With an increasing growth of affluent individuals in the US and Europe, there is a continuing demand for high-end bands of resort around the world. These wealthy individuals are high income earners and are looking for luxurious ways to pamper themselves, such as vacationing in tropical paradises. As people are getting more environmental conscious nowadays; destinations where local cultures and environments are preserved are most sought after.

In addition, the golf market recorded a robust growth with an increasing demand for such sport. By having a 5-star signature golf course, golf residences can yield a high premium in value. Furthermore, the recreational marina industry is also a rapidly growing segment of global economics.

Hence, we aim to become a worldwide prestigious resort developer targeting the upscale resort market. Positioned to capture the booming resort, golf, and marina market in the US and Europe; we have partnered with strong resort development expertise to deliver promising returns in the future.

The BVI Project

The BVI Project continues to bring promising development to the Group. With the approval of the JV Agreement being granted by the shareholders of the Company on 28 September 2006, the management expects the transactions contemplated thereunder will be completed by earlier than 30 November 2006.

The BVI project features the following:

(1) a 5-star luxury condo hotel with 200 keys condo hotel rooms;

(2) branded residential units of approximately 350 units be located at marina bay, golf residential, Mount Alma and ocean-view residential;

(3) fractional ownership club;

(4) a 18 holes Jack Nicklaus Signature golf course;

(5) a marina village with state-of-the-art mega-yacht facility; and

(6) airport commercial with guest house, shops, restaurants, amphitheatre and offices.

The Group also expects to launch the presales of residential and fractional units in early 2007.

In view of the steady growth of the resorts and property sector, the Group is determined to achieve further increase in business in the upcoming years. As BVI is currently our signature project, we shall continue to seek new islands for further development.

(ii) OEM Business

After the move of OEM's factory and the replacement of more advanced machinery in April 2006, it is expected that the factory will be able to increase its production capacity by 25% and its competitive edges will also be improved.

It is expected that the new production plant will be able to bring our OEM business to another level.

PORTAL OPERATION

The Group leveraged on Internet tool by establishing our new corporate website www.applieddev.com. The new website serves as an electronic channel to enhance communication with the shareholders which allow them to access to the most updated corporate and investor information.

LIQUIDITY AND FINANCIAL INFORMATION

At 30 June 2006, the Group's total net assets value and borrowings amounted to HK$439.5 million and HK$48.1 million respectively and the gearing ratio of the total borrowings was 11.0% as compared to 17.6% of the corresponding year, representing a comparative low level of the Group.

As at 30 June 2006, the majority of the Group's assets were in Hong Kong or United States dollars and the exposure of foreign exchange and fluctuation of the US dollars were insignificant to the Group.

POST BALANCE SHEET EVENTS

The followings significant events took place after 30 June 2006:

(a) Pursuant to a resolution passed at a special general meeting of the Company held on 28 September 2006, the name of the Company was changed from Applied International Holdings Limited 實力國際集團有限公司 to **Applied Development Holdings Limited 實力建業集團有限公司**.

(b) On 11 August 2006, Quorum Islands (BVI) Limited ("Quorum"), Applied Toys Limited ("Applied Toys") and Applied Enterprises Limited ("Applied Enterprises"), which are the immediate holding companies of Quorum and the wholly owned subsidiaries of the Company, entered into an agreement with InterIsle Holdings Limited ("InterIsle"), a company incorporated in the British Virgin Islands, for the repurchase of 50% equity interest in Quorum held by Applied Enterprises and Applied Toys. The Group agreed to receive US$30 million (equivalent to approximately HK$234,000,000) for the repurchase of 50% of the equity interest held by

Applied Enterprises and Applied Toys in Quorum and repayment of indebtedness owed by Quorum to the Group. In addition, InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (equivalent to approximately HK$163,800,000).

The transaction is expected to be completed by 30 November 2006 and Quorum will be held as to 50% by the Group and InterIsle, respectively, upon the completion of the deemed disposal of 50% equity interest of Quorum and result in a joint venture arrangement.

CONTINGENT LIABILITIES AND CAPITAL COMMITMENT

At 30 June 2006, the Company had in issue a guarantee of HK$19,744,000 (30 June 2005: HK$19,144,000) in respect of loans granted to a subsidiary.

	2006	2005
	HK$'000	*HK$'000*
Capital expenditure in respect of the acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	**226,344**	–

STAFF

At 30 June 2006, the total number of employees of the Group amounted to 337 (2005: 335). The staff of the Group are rewarded by attractive salary packages and comprehensive medical insurance, provident fund and discretional bonus.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased 27,240,000 ordinary shares on the Stock Exchange at an aggregate consideration of HK$11,338,000. All of the shares were subsequently cancelled. The nominal value of the cancelled shares of HK$272,000 during the year was credited to capital redemption reserve and the relevant aggregate consideration of HK$11,338,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

Month of the repurchases	**Total number of the ordinary shares repurchased**	**Highest price paid per share**	**Lowest price paid per share**	**Aggregate consideration**
		HK$	*HK$*	*HK$'000*
July 2005	4,480,000	0.250	0.183	987
August 2005	1,220,000	0.265	0.255	320
September 2005	480,000	0.340	0.330	161
October 2005	3,760,000	0.460	0.410	1,652
November 2005	1,080,000	0.440	0.380	462
December 2005	680,000	0.400	0.330	248
January 2006	60,000	0.380	0.365	23
February 2006	1,640,000	0.385	0.360	621
March 2006	2,960,000	0.370	0.335	1,063
April 2006	4,240,000	0.455	0.430	1,906
May 2006	3,440,000	0.630	0.520	2,021
June 2006	3,200,000	0.620	0.540	1,874
	27,240,000			11,338

The purchases were made for the benefit of the shareholders as a whole as they enhanced the net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the year.

CORPORATE GOVERNANCE PRACTICE

In the opinion of the directors, the Company has complied through out the relevant financial period with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Listing Rules").

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as the code of conduct regarding Directors' securities transactions. The Company has confirmed with all directors that they had complied with the required standard set out in the Model Code throughout the year ended 30 June 2006.

A full description of the operation of the Board, Audit Committee, Remuneration Committee, Internal Control, Codes of Best Practice, Notifiable Transactions and Financial Reporting will be found in the 2006 Annual Report.

EXPOSURE TO EXCHANGE RATE FLUCTUATIONS

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expenses, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

SCOPE OF WORK OF MESSRS. DELOITTE TOUCHE TOHMATSU

The figures in respect of the Group's results for the year ended 30 June 2006 as set out in the Preliminary Announcement have been agreed by the Group's auditors, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

ACKNOWLEDGEMENTS

On behalf of the Board, I would like to take this opportunity to express my heartfelt thanks to all of the staff and business partners for their hard work and dedication.

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:
Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

Independent non-executive directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

By order of the Board
Applied International Holdings Limited
Hung Wong Kar Gee, Mimi
Chairman

Hong Kong, 17 October 2006

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

:: Investor

Investment Service Centre

Listed Companies Information

APPLIED INT'L<00519> - Results Announcement

Applied International Holdings Limited announced on 17/10/2006:
(stock code: 00519)
Year end date: 30/06/2006
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/07/2005 to 30/06/2006 ('000)	(Audited) Last Corresponding Period from 01/07/2004 to 30/06/2005 ('000)
Turnover	:	107,634	105,295
Profit/(Loss) from Operations	:	16,025	110,230
Finance cost	:	(5,265)	(3,354)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	10,757	103,525
% Change over Last Period	:	-89.61 %	
EPS/(LPS)-Basic (in dollars)	:	0.0122	0.1160
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	10,757	103,525
Final Dividend per Share	:	N/A	N/A
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for Annual General Meeting	:	23/11/2006	to 28/11/2006 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

EARNINGS PER SHARE

The calculation of the basic earnings per share for the year is based on the profit attributable to equity holders of the parent for the year of HK$10,757,000 (2005: HK$103,525,000) and on the weighted average of 879,858,648 (2005: 892,167,853) ordinary shares of the Company in issue during the year. The number of shares adopted in calculation of earnings per share has been arrived after eliminating the shares in the Company held by iQuorum.

No diluted earnings per share has been presented because the adjusted exercise price of the share options granted as determined in accordance with HKFRS 2 "Share-based payment" is higher than the average market price of shares for the year ended 30 June 2006. No diluted earnings per share for the year ended 30 June 2005 had been presented as the Company has no potential dilutive shares outstanding during that period.

Changes in the Group's accounting policies during the year are described in detail in above. To the extent that those changes have had an impact on results reported for 2006 and 2005, they have had an impact on the amounts reported for earnings per share. The following table summarises that impact on basic earnings per share:

	Impact on basic earnings per share	
	2006	2005
	HK Cents	HK Cents
Figures before adjustments	2.30	11.60
Adjustments arising from changes in accounting policies	(1.08)	-
Reported/restated	1.22	11.60

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

FORM OF PROXY FOR THE SPECIAL GENERAL MEETING TO BE HELD ON 28 SEPTEMBER 2006 (OR AT ANY ADJOURNMENT THEREOF)

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ____________ ordinary shares (the "Shares") of HK$0.01 each in the share capital of Applied International Holdings Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note 3)*, or ______________________________ of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the special general meeting of the Company to be held at Salon 4, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong, on 28 September 2006 at 10:30 a.m. (and at any adjournment thereof) (the "SGM") for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the SGM and at the SGM (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the SGM in such manner as he/she thinks fit.

	RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
1.	Ordinary Resolution – To approve the agreement dated 11 August 2006 entered into amongst Quorum Island (BVI) Limited, InterIsle Holdings Ltd., Applied Enterprises Limited and Applied Toys Limited and the transactions contemplated thereunder		
2.	Special Resolution – To approve the change of name of the Company and the adoption of new Chinese name to replace the current Chinese name		

Dated this __________ day of ______________ 2006 Signature(s) *(Note 5)* ______________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. *The names of all joint registered holders should be stated.*
2. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out **"THE CHAIRMAN OF THE MEETING"** *and insert the name and address of the proxy desired in the space provided.* **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. IMPORTANT: If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).
7. In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish.

* *for identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Applied International Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

(1) MAJOR TRANSACTION – JOINT VENTURE BY WAY OF DEEMED DISPOSAL OF 50% OF THE SHAREHOLDING IN QUORUM ISLAND (BVI) LIMITED

AND

(2) CHANGE OF COMPANY NAME

A notice convening the SGM (as defined herein) of Applied International Holdings Limited to be held on 28 September 2006 at 10:30 a.m. at Salon 4, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong is set out on pages 34 to 35 of this circular. Whether or not you are able to attend the SGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

* *for identification purpose only*

31 August 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	the stock purchase and joint venture agreement dated 11 August 2006 entered into amongst InterIsle, Applied Enterprises, Applied Toys and Quorum;
"Applied Enterprises"	Applied Enterprises Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company;
"Applied Entities"	Applied Enterprises and Applied Toys;
"Applied Toys"	Applied Toys Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company;
"Board"	the board of Directors;
"Closing"	completion of the transactions contemplated under the Agreement;
"Closing Date"	the date of Closing being on or before 30 November 2006;
"Common Stock"	the common stock of Quorum;
"Company"	Applied International Holdings Limited, an exempted company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"Deferred Purchase Price"	US$10.5 million (equivalent to approximately HK$81,900,000);
"Development Agreement"	the development agreement dated 2 December 2005 entered into between Quorum and the Government of the British Virgin Islands relating to the proposed development of the Project;
"Development Budget"	the budget prepared by the Development Manager and approved by the Quorum Board;

"Development Costs"	the total development cost of the Project as set forth in the Development Budget, net of (i) land costs, (ii) costs incurred in connection with the financing of the construction of the Project, (iii) sales commissions, (iv) contingency reserves, and (v) taxes and governmental permits and license fees;
"Development Loan"	additional borrowings (other than the Initial Loan) and other non-equity capital to finance the development of the various phases of the Project;
"Development Manager"	InterIsle Development Ltd., a company incorporated in the British Virgin Islands and owned as to 50% by Interlink and 50% by IGY;
"Development Management Agreement"	the Initial Development and Management Agreement or, following the termination of the Initial Development and Management Agreement, such substitute agreement for the management of the development and/or operation of the Project as may be approved by the affirmative vote of the majority in interest of the Stockholders;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"IGY"	Island Global Yachting Acquisitions LLC, a company incorporated in the United States;
"Initial Development and Management Agreement"	the development and management agreement dated 11 August 2006 entered into between Quorum and the Development Manager;
"Initial Loan"	a term loan to be arranged by InterIsle with a reputable commercial bank or financial institution in the aggregate principal sum of US$51 million (equivalent to approximately HK$397,800,000);
"InterIsle"	InterIsle Holdings Ltd., a company incorporated in the British Virgin Islands and owned as to 50% by Interlink and 50% by IGY;

"Interlink"	Interlink Realty International, Corp., a company incorporated in Puerto Rico;
"Joint Venture Termination Date"	the 20th anniversary of the Closing Date or such earlier date upon which the Agreement shall terminate;
"Latest Practicable Date"	29 August 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Hung"	Mr. Hung Kin Sang, Raymond, an executive Director;
"Master Plan"	the master plan of the Project as may be agreed upon by InterIsle and Applied Enterprises prior to the Closing Date and approved by the Government of the British Virgin Islands and the Development Control Authority;
"Project"	the development of the Real Property into a mixed-use luxury resort as described in the Master Plan;
"Quorum"	Quorum Island (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
"Quorum Board"	the board of directors of Quorum;
"Real Property"	a site of approximately 663 acres (28.88 million sq.ft.) located at Beef Island, Tortola, the British Virgin Islands;
"SGM"	a special general meeting of the Company to be convened to approve, amongst other things, the Agreement and the proposed change of name of the Company;
"Shareholders"	holders of Shares;
"Shares"	shares of HK$0.01 each in the share capital of the Company;
"Stockholders"	InterIsle and Applied Enterprises, and any other person who becomes an owner of Common Stock in compliance with the terms of the Agreement and agrees to comply with the terms of the Agreement;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement under the terms of the Agreement; and
"US$"	United States dollars, the lawful currency of the United States of America.

Unless otherwise specified in this circular, conversions of US$ into HK$ are made in this circular, for illustration only, at the rate of US$1.00 to HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at that rate or at any other rate.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

Executive Directors:
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors:
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

31 August 2006

To the Shareholders

Dear Sir/Madam,

(1) MAJOR TRANSACTION – JOINT VENTURE BY WAY OF DEEMED DISPOSAL OF 50% OF THE SHAREHOLDING IN QUORUM ISLAND (BVI) LIMITED

AND

(2) CHANGE OF COMPANY NAME

INTRODUCTION

On 15 August 2006, the Company announced that Quorum, InterIsle, Applied Enterprises and Applied Toys entered into the Agreement on 11 August 2006 under which (i) Quorum will pay a sum of US$30 million (equivalent to approximately HK$234,000,000) to the Group for the redemption of 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum and repayment of indebtedness owed to the Group and (ii) InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (equivalent to approximately

* *for identification purpose only*

HK$163,800,000). The Group may also receive an additional sum of US$5.25 million (equivalent to approximately HK$40,950,000) from InterIsle upon the occurrence of certain event mentioned below when the consideration to be paid by InterIsle will be reduced to US$10.5 million (equivalent to approximately HK$81,900,000). Upon completion of the Transactions, Quorum will be held as to 50% by Applied Enterprises and 50% by InterIsle.

The Company also announced that Quorum and the Development Manager have entered into the Initial Development and Management Agreement on 11 August 2006 pursuant to which Quorum has appointed the Development Manager as the development manager of the Project.

Each of the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement constitutes a major transaction for the Company under the Listing Rules and is subject to Shareholders' approval at the SGM.

The Board also proposed to change the English name of the Company from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and to adopt the Chinese name "實力建業集團有限公司" in lieu of "實力國際集團有限公司" for identification purpose only.

This circular contains details of the Transactions as required by the Listing Rules.

THE AGREEMENT

Date: 11 August 2006

Parties:
1. InterIsle Holdings Ltd.
2. Quorum Island (BVI) Limited
3. Applied Enterprises Limited
4. Applied Toys Limited

The Disposal and the Joint Venture Arrangement

Under the terms of the Agreement:

(i) Quorum will obtain the Initial Loan to be arranged by InterIsle in the sum of US$51 million (equivalent to approximately HK$397,800,000) to be secured by a first mortgage lien on the Real Property;

(ii) Quorum will make a drawing under the Initial Loan and use US$30 million (equivalent to approximately HK$234,000,000) of which to (a) repay all outstanding liabilities of Quorum as at the Closing Date including those owed to the Group and (b) redeem 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum; and

(iii) InterIsle will subscribe 50% equity interest in Quorum for a total consideration of US$21 million (equivalent to approximately HK$163,800,000) payable as follows:

(a) US$10.5 million (equivalent to approximately HK$81,900,000) on the Closing Date;

(b) US$10.5 million (equivalent to approximately HK$81,900,000) to be secured by a promissory note pursuant to which InterIsle will be obligated to provide such amount to Quorum as capital contribution to fund the development of the Project on the date of the closing of the first Development Loan. However, if the lender of the first Development Loan does not require such capital contribution from InterIsle, then InterIsle may in lieu of such capital contribution, pay to Applied Enterprises an amount equal to the product of the then unpaid Deferred Purchase Price and Applied Enterprises' then current equity interest in Quorum (equivalent to US$5.25 million (equivalent to approximately HK$40,950,000) as of the Closing Date). Upon payment of such sum to Applied Enterprises, the Deferred Purchase Price shall be deemed to be paid in full and the capital contribution of Applied Enterprises to maintain 50% interest in Quorum will be reduced from US$21 million (equivalent to approximately HK$163,800,000) to US$15.75 million (equivalent to approximately HK$122,850,000). If InterIsle fails to deliver the Deferred Purchase Price within 10 business days of the date when due, it shall return to Quorum the stock certificates representing 25% equity interest in Quorum issued to it on the Closing Date and such shares will be reissued to Applied Enterprises.

After the disbursement of the term loan and the investments mentioned above, Quorum will have US$21 million (equivalent to approximately HK$163,800,000) cash remaining from the term loan, cash of US$10.5 million (equivalent to approximately HK$81,900,000) from InterIsle as subscription monies and an obligation to fund US$10.5 million (equivalent to approximately HK$81,900,000) from InterIsle (subject to the situation mentioned in (b) above). Promptly following Closing, Quorum will also reimburse the Company for its out-of-pocket on account of payment of obligations incurred by Quorum in the ordinary course of business since 1 July 2006.

The consideration for the Transactions has been determined after arm's length negotiations between the parties by reference to the estimated value of the total assets of Quorum of US$51 million (equivalent to approximately HK$397,800,000) as agreed between the parties, the estimated budget for the initial development of the Project and previous offers received by the Group from potential equity partners.

Upon completion of the Transactions, Quorum will be held as to 50% by Applied Enterprises and 50% by InterIsle and will cease to be a subsidiary of the Group. The Company has no intention to dispose of its 50% interest in Quorum at the moment.

The shareholdings of Quorum before and after the Transactions (assuming the Deferred Purchase Price has been paid in full by InterIsle) are as follows:

Before the Transactions


The Company
100%
100%
Applied Toys Limited
Applied Enterprises Limited
1 share of Common Stock
9,999 shares of Common Stock
Quorum Island (BVI) Limited

Upon Completion of the Transactions


The Company
Interlink Realty International, Corp.
Island Global Yachting Acquisition LLC
100%
50%
50%
50%
50%
Applied Enterprises Limited
InterIsle Holdings Ltd.
InterIsle Development Limited
5,000 shares of Common Stock (50%)
5,000 shares of Common Stock (50%)
Initial Development and Management Agreement
Quorum Island (BVI) Limited

Conditions

The closing of the Transactions will occur on or before 30 November 2006, following satisfaction of, amongst others, the following conditions:–

(i) the Agreement and transactions contemplated thereby being approved by the Shareholders in compliance with the Listing Rules;

(ii) all documents related to the Initial Loan being agreed and executed by the lender, Quorum, InterIsle and Applied Enterprises;

(iii) InterIsle having obtained all requisites licenses and approvals to hold 50% interest in Quorum;

(iv) the directors to be appointed by InterIsle and Applied Enterprises to the board of Quorum having obtained the requisite licenses to act as directors of Quorum;

(v) the Initial Development Management Agreement being executed by the parties thereto and remain in full force and effect and not amended or modified in any manner that InterIsle deems adverse;

(vi) InterIsle and Applied Enterprises having agreed upon and approved the Master Plan and the Development Budget;

(vii) Quorum having received planning approval of the Master Plan from Development Control Authority and all other appropriate governmental authorities of the British Virgin Islands; and

(viii) Quorum having received all other governmental approvals, permits, licenses, authorizations and clearances required for its performance of the Agreement, the Development Agreement and the Initial Development Management Agreement and the transactions contemplated therein.

In respect of the condition referred to in item (i) above, Mr. Hung has agreed to vote and cause his immediate family to vote in favour of the Transactions at the SGM. As at the Latest Practicable Date, Mr. Hung and his associates are interested in approximately 49.19% shareholding in the Company.

Management

Following the Closing, the Quorum Board will consist of 4 directors. So long as it owns at least 50% of the aggregate outstanding Common Stock acquired/held (as the case may be) by it on the Closing Date, each of InterIsle and Applied Enterprises is entitled to nominate 2 directors. The number of directors may be altered only by the affirmative vote of the holders of 80% of the Common Stock then held by all of the Stockholders.

Save for certain matters which require unanimous approval of the Quorum Board, all decisions of the Quorum Board will be by majority vote. The Agreement specifies matters which may be decided by the majority of the Quorum Board, by unanimous approval of the Quorum Board and by the approval of the holders of at least 90% of the outstanding Common Stock. Apart from the reserved matters specified in the Agreement, the Development Manager will have the right and authority to act on behalf of Quorum with respect to management, development and operational issues in accordance with the Development Management Agreement.

Additional Capital Requirements

No Stockholder will be required to guarantee or incur any liability in respect of any portion of the Initial Loan or any Development Loan save that under the terms of the Agreement, the Development Loan may (at the election of the Development Manager) be secured by, among other things, (a) a pledge and security interest on all the Common Stock beneficially owned by the Stockholders (b) a first mortgage on the Real Property and related improvements in favour of the lender and (c) a first priority security interest, mortgage or charge on any other property and assets of Quorum and its subsidiaries. The parties have agreed that the Initial Loan will only be secured by a first mortgage on the Real Property and no guarantee will be provided by the Company.

The Quorum Board may determine and each Stockholder may be required to provide additional capital contributions pro rata according to their then percentage ownership interest in Quorum to the extent necessary to fund the approved development budget if Quorum is unable to obtain a Development Loan. The Stockholder which fails to contribute the additional capital may have its ownership interest diluted proportionately if the deficiency is funded by the other Stockholder.

The estimated size of the Development Loans required for the Project in the next three years is approximately US$150 million (equivalent to approximately HK$1,170,000,000) and further Development Loans may be required subject to factors which the Company is unable to ascertain at the moment. In the event that Applied Enterprises is required to make such additional contribution, it will consider the financial position of the Company and the types of fund raising methods available at the time and will fund the additional contributions in a way which is in the best interests of the Company. The Company will comply with the applicable requirements under the Listing Rules as and when appropriate.

Representations, Warranties and Indemnities of Mr. Hung

Under the terms of the Agreement, Mr. Hung has provided representations and warranties to InterIsle in respect of matters concerning the liabilities and obligation of Quorum and the Project. Mr. Hung also agreed to indemnify InterIsle personally from and against any and all liabilities arising out of, amongst others, the gross negligence, willful misconduct, or willful violation by any of the Applied Entities of any law and the breach of any representation and warranty made by him.

Other Terms

Pursuant to the Agreement, the parties agree that if Quorum decides to develop retail space in the Trellis Bay area or any other portion of the Project, Smiths Gore Overseas Limited will be selected by Quorum to act as lead leasing agent for such commercial space on terms and conditions to be negotiated in good faith by the Development Manager. To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), Smiths Gore Overseas Limited and its ultimate beneficial owners are independent third parties of the Group and not the connected persons (as defined in the Listing Rules) of the Group.

In addition, Quorum will also appoint InterIsle (or its designated affiliate) as the lead broker for sales of all residential properties at the Project for a sale commission equal to not more than 6% of the gross sale price. Smiths Gore Overseas Limited will be designated as a preferred co-broker for sales of residential properties at the Project on commercially reasonable terms to be agreed between the two parties.

The Agreement also set forth restrictions on the sale, assignment, transfer, pledge, encumbrance or other disposition of the Common Stock.

Termination

Prior to the Closing Date

(i) The Agreement may be terminated by InterIsle prior to the Closing Date if:

(a) the directors nominated by InterIsle determine not later than 45 days after the effective date of the Agreement that the development of the Project is not commercially feasible as a result of financial considerations, soil and sub-soil or any other condition of the Real Property;

(b) all material permits required for the commencement of construction of the initial phase of the Project have not been obtained on or prior to 30 November 2006 or the cost of complying with the conditions in such permits is too onerous in the reasonable opinion of InterIsle;

(c) the lender will not approve the Initial Loan on terms and conditions reasonably satisfactory to InterIsle; or

(d) Applied Enterprises has not obtained within 60 days from the date of execution of the Agreement by Quorum all such approvals of the Stock Exchange as may be necessary to give effect to the terms of the Agreement.

(ii) The Agreement may be terminated by Applied Entities prior to the Closing Date if InterIsle fails to obtain a Letter of Commitment from a reputable commercial bank for the Initial Loan upon terms reasonably acceptable to Applied Entities and Quorum within 30 days of the date on which the Master Plan and the Development Budget are approved by the Quorum Board.

(iii) The Agreement may be terminated by either InterIsle or Applied Entities prior to the Closing Date if:

(a) construction of the initial phase of the Project cannot be commenced on or prior to 1 December 2006 through no fault of the party seeking to terminate;

(b) Quorum ceases to function as a going concern or conduct its operations in the normal course of business;

(c) the Stockholders are unable to agree upon the Master Plan or the Development Budget within 60 days following the execution of the Agreement by Quorum; or

(d) there is filed, with respect to Quorum, in any court pursuant to any statute of the United Kingdom or the British Virgin Islands a petition in bankruptcy or insolvency, or for a reorganization, or for the appointment of a receiver or trustee of all or a substantial portion of Quorum's property, or if Quorum makes an assignment for the benefit of creditors, or if a petition in bankruptcy is filed against Quorum which is not discharged within 60 days thereafter.

Upon any such termination mentioned above, the respective obligations of the parties will terminate and neither party will be obligated to consummate the transactions contemplated under the Agreement.

Joint Venture Termination Date

The Stockholders will use commercially reasonable efforts to effect a sale of the Project or their interest therein by the 20th anniversary of the Closing Date. If the Project or the Stockholders' interest is not sold by such date, subject to the tag-along rights specified in the Agreement, the Stockholders may sell its interest free of the other restrictions contained in the Agreement.

INITIAL DEVELOPMENT AND MANAGEMENT AGREEMENT

Date: 11 August 2006

Parties:

1. Quorum Island (BVI) Limited
2. InterIsle Development Ltd.

The Term

The Development Manager is appointed by Quorum as the development and operating manager for the Project. Subject to the rights of Quorum to terminate such appointment in accordance with the terms of the Initial Development and Management Agreement, the appointment will terminate on the Joint Venture Termination Date.

Responsibilities

Other than the reserved matters specified in the Agreement which remain subject to approval by Quorum, the Development Manager has the responsibility for all aspects of the operations, activities and enterprises of Quorum and the Project. In particular, the Development Manager will be responsible for the acquisition of license and permits necessary for the construction and development of the Project, sales and marketing of the Project, hiring of employees and supervision of all phases of the construction of the Project. The Development Manager will develop the Project in accordance with the Development Agreement and the approved Master Plan with detailed construction drawings approved by relevant authorities. The development will be financed in accordance with the agreement amongst the parties and a budget prepared by the Development Manager and approved by Quorum which, if in excess of the amount agreed by the parties, will be subject to approval by the Quorum Board.

Management Fees

The Development Manager will be entitled to a management fee equivalent to 5% of the aggregate Development Costs for the Project excluding any increase in costs due to the negligence or mismanagement of or the breach of any terms by the Development Manager. Upon completion of each phase or component of the Project, an asset management fee equal to 1.25% of the gross operating revenues produced by such phase or component will be payable to the Development Manager for the supervision of such component which includes the hotel, the marina, the golf course and the commercial space. If the Development Manager procures any debt or equity financing for the Project (other than those contributed by the Stockholders under the Agreement and the Initial Loan), it will also be entitled to a success and structuring fee equal to 0.5% of the aggregate amount of such financing.

Termination

Quorum will have the right to terminate the Initial Development and Management Agreement if, amongst others:

(i) the Development Manager breaches any material term, covenants, warranties or representations contained in the Initial Development and Management Agreement and where the breaches are not cured within a specified period;

(ii) the Development Manager assigns any of its rights under the Initial Development and Management Agreement without the prior written consent of Quorum;

(iii) there is any material departure from the Development Budget which departure was reasonably foreseeable and could reasonably have been avoided by a responsible manager;

(iv) there is any material departure from the Master Plan which was within the reasonable control of the Development Manager and could reasonably have been avoided by a responsible manager;

(v) the Development Manager fails to proceed diligently and in a professional manner with its responsibilities as manager;

(vi) the occurrence of gross negligence or willful misconduct on the part of the Development Manager;

(vii) InterIsle fails to pay the Deferred Purchase Price and forfeits a portion of the Common Stock under the terms of the Agreement;

(viii) InterIsle or any of its parent company ceases, directly or indirectly, to own at least 50% of the Common Stock which is held by it on the Closing Date.

FINANCIAL INFORMATION ON QUORUM

Based on the management accounts of Quorum as at 30 June 2006, the total asset value of Quorum is approximately US$18.1 million (equivalent to approximately HK$141,180,000) which includes shareholders' loan from the Group of approximately US$16.8 million (equivalent to approximately HK$131,040,000) and the net asset value of Quorum is approximately US$1.3 million (equivalent to approximately HK$10,140,000). Quorum has yet to develop the Project and has generated neither turnover nor profit for the two financial years ended 30 June 2006. Based on the valuation report set out in appendix I of this circular, the market value of the Real Property excluding pre-development expenses of approximately US$6 million (equivalent to approximately HK$46,800,000) is approximately US$45 million (equivalent to approximately HK$351,000,000) as at 23 August 2006.

EFFECT ON EARNINGS, ASSETS AND LIABILITIES OF THE COMPANY

With Quorum's total asset value of US$51 million (equivalent to approximately HK$397,800,000) as agreed between the parties, the Group agreed to receive at least US$30 million (equivalent to approximately HK$234,000,000) and an additional sum of US$5.25 million (equivalent to approximately HK$40,950,000) from InterIsle upon no requirement of further capital contribution from InterIsle. A gain of approximately US$26.2 million (equivalent to approximately HK$204,360,000) or approximately US$20.95 million (equivalent to approximately HK$163,410,000) will be recognized by the Group if it receives US$35.25 million (equivalent to approximately HK$274,950,000) or US$30 million (equivalent to approximately HK$234,000,000) respectively under the Agreement. Such gain is calculated based on the difference between the amount received by the Group and 50% of the total asset value of Quorum as at 30 June 2006 in the amount of US$9.05 million (equivalent to approximately HK$70,590,000). The remaining capital gain of US$6.7 million (equivalent to approximately HK$52,260,000) or US$11.95 million (equivalent to approximately HK$93,210,000), as the case may be, will remain as further capital contribution of Quorum by the Group.

Quorum will not be a subsidiary of the Group upon completion of the Transactions and the Group will recognise its interest in Quorum using proportionate consolidation since Quorum will be qualified as a jointly controlled entity under Hong Kong Accounting Standard 31 "Interests in Joint Venture". The Company's share of each of the assets, liabilities (including the Initial Loan and any Development Loans), income and expenses of Quorum will be included in its financial statements upon the application of proportionate consolidation. The Company expects that the Project will start to generate earnings for the Group when it launches the presale of the residential units in 2007 and the construction works of the hotel complete in 2009.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in property and investment holding, property development and the design, manufacture, marketing and distribution of consumer electronic products.

Pursuant to the joint venture arrangement, Applied Enterprises and InterIsle intend to develop the Real Property into a mixed-use 5-star luxury resort, to include, among others, a luxury hotel that may include a condominium hotel and fractional ownership element, a 18 holes Jack Nicklaus Signature golf course, a club house and golf residences, a marina bay residential & marina village with a state-of-the-art mega-yacht facility, a Mount Alma residential site, an ocean-view residential site and an airport commercial site, together with the related infrastructure improvements and installation of utilities. The construction of the various components of the Project will commence at the same time and development of the Project will not be divided into different phases as such.

Given the expertise of Interlink and IGY in the construction and resort development industry, the Company considers that the entering into of the Transactions will enable the Group to form alliance with renowned expertise in the industry while providing it an opportunity to realize its investment and improve the liquidity of the Group. The Company believes that the Project, with its innovative approach to resort development comprising golf course, hotel and properties, will generate a steady income stream for the Company in future years. Given the strong economic fundamentals and a healthy prospect in resorts and property sector, and in particular with the increasing popularity of golf sports worldwide, the Group considers the Project to be a significant investment and will bring considerable profit to the Group. So far as income stream is concerned, presale of the residential units is planned to commence in 2007 and it is estimated that income from the hotel will start to derive after 3 to 4 years when construction of the hotel will be completed.

The Directors are of the view that the terms of the Agreement and the consideration are fair and reasonable and the proposed Transactions are in the interest of the Company and the Shareholders as a whole.

USE OF PROCEEDS

The Company will use the proceeds of approximately US$30 million (equivalent to approximately HK$234,000,000) or US$35.25 million (equivalent to approximately HK$274,950,000), as the case may be, from the repayment of indebtedness owed to the Group by Quorum and the redemption of its 50% interest in Quorum for acquisition of land bank for future resort development in the region of South America, Pacific Islands and Caribbean. The Company has not yet identified any potential acquisition as at the date of this circular.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Project is the current core business development of the Group, in which the Group partners with leading resort developers and world-class companies including Nicklaus Design, EDSA, Applied Technology & Management Inc., Hill Glazier and Wilson & Associates. In addition to the development of the Project, the Group is proactively looking for possible investment and project development opportunities in resort and property markets to expand its portfolio and provide future earnings and development opportunities for the Group. In particular, with the proceeds from the Transactions, the Company will be in a position to acquire land bank for future resort development as and when opportunity arises. As for the OEM business of the Group, Wideland Electronics Limited, the Company's subsidiary, has moved to a larger factory in Shenzhen, PRC in April 2006 which enables the Group to increase its production capacity by 25%. By improving its productivity, the Company has further increased its competitiveness in the OEM market. The Directors believe that the Group's OEM business will continuously generate stable revenue to the Group.

INFORMATION ON INTERISLE, THE DEVELOPMENT MANAGER, INTERLINK AND IGY

InterIsle and the Development Manager

InterIsle and the Development Manager are both owned as to 50% by Interlink and 50% by IGY. To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), InterIsle is an investment holding company and the Development Manager is a company engaged in property development.

Interlink

Interlink Group has been a leader for 28 years in Puerto Rico and the Caribbean in the development and construction of high-end residential, hospitality and resort projects. Some of Interlink's signature projects include the development and construction of Las Casitas Village, a AAA Five-Diamond Award resort, consisting of a 159-unit condo-hotel located at the El Conquistador Resort & Golden Door Spa; and the restoration of the historic Hotel El Convento in Old San Juan, a 350-year old former convent converted to a 68-room boutique hotel, which is a member of the Small Luxury Hotels of the World. In addition, Interlink has managed the construction of hotel works totaling more than 1,400 rooms and has developed over 2,500 housing units in Puerto Rico and Florida.

Interlink is currently developing Bahia Beach Resort & Golf Club on a 500-acre beachfront property 16 miles east of the San Juan International Airport. This project, master-planned by EDSA, includes a St. Regis Resort and Residences designed by Hill Glazier Architects, a Robert Trent Jones II championship golf course managed by Troon Golf, and multiple luxury residential projects designed by SB Architects. Interlink is also the developer of the 500-room Sheraton Convention Center Hotel in San Juan, designed by RTKL and BBGM, and scheduled to break ground during the summer of 2006.

IGY

IGY is the premier developer and manager of luxury marina facilities. IGY focuses on designing, developing, acquiring, and controlling mega-yacht and other luxury-class marina facilities in key yachting and nautical tourism areas around the world. Headquartered in New York, IGY also has offices in Ft. Lauderdale, Florida, Greenville, South Carolina, St. Thomas, US Virgin Islands, St. Maarten, Netherlands Antilles, and Dubai, UAE. IGY's flagship development is Yacht Haven Grande, a US$175 million (equivalent to approximately HK$1,365,000,000) mega-yacht marina and mixed-use facility located in St. Thomas, United States Virgin Islands, and scheduled to open in September 2006.

IGY is a controlled affiliate of Island Capital Group LLC ("ICG"), a real estate merchant bank headquartered in New York. ICG holds a portfolio of interests in real estate investment properties and securities with market capitalization of more than US$20 billion (equivalent to approximately HK$156,000,000,000). The current portfolio includes 230 Park Avenue in New York and 260 Park Avenue South in New York. ICG has recently sold interests in more than US$8 billion (equivalent to approximately HK$62,400,000,000) of investment properties located throughout the United States. ICG was founded in 2003 by Andrew L. Farkas, who was previously Chairman and Chief Executive Officer of Insignia Financial Group, Inc. (NYSE: IFS), a global real estate services company that was merged with CB Richard Ellis in July 2003 to form the world's largest commercial real estate services company. During the period from its founding with US$5 million (equivalent to approximately HK$39,000,000) of equity in 1990 through its merger in 2003, Mr. Farkas grew Insignia into the largest owner and operator of multifamily real estate and among the largest owners and operators of commercial space in the United States, controlling or managing approximately 350,000 residential units and over 200 million square feet of commercial space.

To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), Interlink, IGY, InterIsle, the Development Manager and their ultimate beneficial owners are independent third parties of the Group and the connected persons (as defined in the Listing Rules) of the Group.

CHANGE OF NAME OF THE COMPANY

The Board proposes to put forward a special resolution at the SGM for the Shareholders to consider and, if thought fit, approve the proposed change of the Company's English name from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and the adoption of the Chinese name "實力建業集團有限公司" in lieu of "實力國際集團有限公司" for identification purpose only.

The partnership with Interlink and IGY to develop the Project is a significant milestone of the Group in its strategy to transform into a resort developer. With confidence in the prospects of the resort industry, the Group will explore more investment and project development opportunities in resort and property markets to further consolidate the Group as a resort developer in the market. The Board believes that the new company name will more appropriately reflect the core objectives of the Company and the focus and directions of its future business development.

The proposed change of name of the Company will be subject to the approval of the Shareholders and the Registrar of Companies in Bermuda granting approval for such change. The Company will carry out the necessary filing procedures with the Registrar of Companies in Bermuda and with the Registrar of Companies in Hong Kong once such change of name has been passed by the Shareholders at the SGM. The effective date of the proposed change of name will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register of companies in place of the existing name.

Upon the proposed change of name of the Company becoming effective, all existing share certificates of the Company in issue bearing the existing name of the Company will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and delivery for the same number of Shares in the new name of the Company and the rights of any Shareholders will not be affected as a result of the proposed change of name. Once the proposed change of name has become effective, any issues of share certificates of the Company thereafter will be in the new name of the Company and the securities of the Company will be traded on the Stock Exchange in the new name. However, there will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the Company's new name.

An announcement will be made by the Company once the proposed change of name of the Company has become effective and upon the adoption of the new stock short name.

GENERAL

As the consideration for each of the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement represents more than 25% but less than 75% of the applicable percentage ratios, the Transactions constitute major transactions for the Company under the Listing Rules and is subject to Shareholders' approval at the SGM. No Shareholder has a material interest in the Transactions and is required to abstain from voting in respect of the ordinary resolution to approve the Transactions at the SGM.

SGM

A notice convening the SGM to be held on 28 September 2006 at Salon 4, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong at 10:30 a.m. is set out on pages 34 to 35 of this circular. Resolutions will be proposed at the SGM for the Shareholders to approve the Transactions and the change of company name.

A form of proxy for use at the SGM is enclosed. Whether or not Shareholders are able to attend the SGM in person, they are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the SGM or any adjournment thereof in person, if they so wish.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by: (i) the chairman of such meeting; or (ii) at least three members present in person or by proxy or by representative for the time being entitled to vote at the meeting; or (iii) a member or members present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (iv) by a member or members present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Board believes that the Transactions and the change of company name are in the best interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders vote in favour of the resolutions to be proposed at the SGM to approve the Transactions and the change of company name.

ADDITIONAL INFORMATION

Your attention is also drawn to the notice of the SGM and the additional information set out in the appendices to this circular.

By Order of the Board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Smiths Gore Overseas Ltd • E Britannic Hall • PO Box 135 • Road Town • Tortola • British Virgin Islands
t (284) 494 2446 • f (284) 494 2141 • info@smithsgore.com • www.smithsgore.com

SMITHSGORE

23 August 2006

The Directors
Quorum Island (BVI) Limited
c/o Applied International Holdings Limited
Unit 3402, 34th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Dear Sirs,

Quorum Island (BVI) Limited
Valuation of Land at Beef Island, British Virgin Islands

In accordance with your instructions to value the land at Beef Island, we have inspected the property and provide you with our opinion of market value as at 23 August 2006, the date of inspection. We provide below a summarized report in accordance with our instructions.

TERMS OF ENGAGEMENT

Client — Quorum Island (BVI) Limited. We cannot accept responsibility to any third party for the whole or any part of its contents.

Purpose of Valuation — The purpose of this report is to estimate the Market Value of the subject property. The report is intended for use in connection with establishing value for Hong Kong Stock Exchange compliance. It is not intended for any other use.

Subject of Valuation — The subject property comprises land and improvements located at Beef Island, British Virgin Islands. The land comprising the subject property is known as "Trellis Bay Estate".

Interest to be Valued — We have been instructed to value the freehold interest in the subject property subject to any leasehold interests.

Basis of Valuation

We have been instructed to provide an opinion of Market Value for the subject property, defined as follows:

'The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's- length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.' (RICS Appraisal and Valuation Standards PS3.2).

Date of Valuation

The date of valuation is the date of inspection being 23 August 2006.

Status of Valuers and Prior Involvement

The valuation has been undertaken by Edward Childs MRICS who has 16 years experience in valuing resort and commercial property in the Caribbean. Smiths Gore Overseas Limited act as estate manager to Quorum Island (BVI) Limited and provide professional advice pertaining to on-going development work.

Currency Adopted

The valuation figure is quoted in US Dollars, the official currency of the BVI.

LOCATION AND DESCRIPTION OF PROPERTY

Situation

The subject property is located in the British Virgin Islands (BVI's), an archipelago of approximately fifty islands situated north of the Leeward Islands and approximately 60 miles east of Puerto Rico.

Location

Beef Island is centrally located within the BVI and is connected by bridge to the main island of Tortola where the seat of Government is located. Beef Island is home to the main international airport which borders the subject property.

Description

The subject property comprises some 663 acres of mainly undeveloped land on the east and southern peninsula of Beef Island. With the exception of two out parcels, the land to the south and east of the airport comprises the subject property. The land is surrounded by the Caribbean sea and has an extensive water frontage comprising rocky frontage and beaches. The subject property is dominated by Mount Alma, the highest point on Beef Island, which rises to approximately 700 feet above sea level. About half the site comprises relatively flat or gently undulating land, the remainder the lower and upper slopes of Mount Alma. The property fronts Trellis Bay on the northern flank and Bluff Bay on the southern flank.

Improvements

The subject property is to all intents undeveloped. There are three small commercial buildings fronting Trellis Bay plus a plant nursery located in Bluff Bay. A road constructed in the 1960's passes through the centre of the estate to access the plant nursery. The buildings all date from the 1960's with extensive renovations undertaken during the later 1990's and early 2000's.

Services

The property has both mains water and electricity.

Building Tax

US$1,230 per annum

Land Tax

US$33,650 per annum

TENURE

Legal Title

The subject property is held on the following freehold title:

Block	Parcel	Acreage	Title
3840A	4	1	Freehold
	8	70	Freehold
3838A	1	4	Freehold
	9	584	Freehold
3640A	18	0.66	Freehold
	19	3.14	Freehold
Total		662.8	

There are no encumbrances registered again the title except rights of way. Parcel 3840A.4 has a lease registered against the title.

Tenancies

The following tenancies are in place:

Tenant	Unit	Term	Rent
Minines Plants	Nursery at Bluff Bay	6 months notice	US$2,000/mth
A Dick Read	Commercial Building	6 months notice	US$2,750/mth
Boardsailing BVI	Commercial Building	6 months notice	US$2,750/mth
The Last Resort	Ice House	6 months notice	US$3,000/mth
The Last Resort	Bellamy Cay/ Quaker	6 months notice	US$3,458/mth

PLANNING, CONSENTS AND AGREEMENTS

Outline Planning

Outline planning consent was granted to Quorum Island (BVI) Limited on 6 January 1995 for the development of:

- Five star resort
- 18 hole golf course
- inland and external marina
- commercial area
- residential development

Current Planning

On 4 August 2006 full planning consent was applied for a mixed use resort development based on the concepts contained in the 1995 outline planning consent. This detailed planning consent is currently under consideration by the BVI Government authorities and approval is expected to be granted within two months.

Development Agreement

On 4 December 2005, Quorum Island (BVI) Limited entered into a Development Agreement for the development of the subject property with the BVI Government. This Development Agreement is based on a Master Plan similar to that submitted for full planning consent in August 2006 and outlines the terms and conditions that the development of the property will abide by. The material conditions which affect the development of the property are as follows:

- the development shall consist of:

  (i) an 18 hole championship golf course including a club house, conference facility, infrastructure and related facilities, the construction of which shall commence within six months from final approvals and completed within 3 years from such final approvals

  (ii) up to a 200 slip inner marina and mega yacht facility including marina commercial units, to be constructed within 4 years from final approvals of the detailed development plans for such marina and facility

  (iii) an approximate 200 unit luxury (five star) hotel resort with up to 100 condominium units (included within the 200 units), to be erected within a period of 6 years of final approvals of the detailed development plans for the hotel

  (iv) approximately 80 fractional or other residential units or 80 luxury hotel/luxury condominium units

  (v) a commercial shopping zone

- the overall density of the property will average one residential unit (houses, and villas) per acre over the entire property, comprising 663 acres, excluding the hotel rooms, condominium units and fractional units

Although time limits were specified in the Development Agreement for the construction of items (i) – (iii) above, there is a *general* provision in the Development Agreement which states that the decision as to whether to embark and when upon the development shall be made by Quorum Island (BVI) Limited taking into account relevant factors and prevailing conditions and projected market conditions relative to these types of investments and businesses in the Caribbean and in the Virgin Islands in particular.

Joint Venture Agreement

Quorum Island (BVI) Limited entered into a joint venture agreement for the development of the subject property with InterIsle, a developer with Caribbean experience, on 11 August 2006.

CLASSIFICATION OF THE PROPERTY

Classification

The property is held for development by the owner.

VALUATION

Valuation Assumptions

1. The valuation is made on the assumption that full planning consent will be granted for the development of the property in accordance with the planning application submitted on 4 August 2006.

2. That if a Non-Belonger's Landholding Licence were required to accomplish a sale of the property that it would be granted by the Government of the British Virgin Islands without undue delay or restriction.

Limiting Conditions

1. Neither the whole nor any part of the report nor any reference thereto may be included in any published document, or referred to in any way without our prior written approval of the form and context in which it may appear.

2. The valuation report will be prepared for the use only of the person to whom it is addressed and we cannot accept responsibility to any third party for the whole or any part of its contents.

3. The valuation will be made in accordance with the RICS Appraisal and Valuation Standards (5th edition, effective 1 May 2003), published by the Royal Institution of Chartered Surveyors.

4. We have relied upon information provided to us by The BVI Land Registry Department for title information relating to the subject property. The valuers accept no responsibility or liability for the true interpretation of the legal position of the client or other parties.

5. No allowance has been made for any expenses of realisation, or for taxation which might arise in the event of a disposal.

6. For purposes of this valuation, we assume that there are no onerous or unusual conditions or restrictions affecting the property and that it is free and clear of any mortgages or charges.

Valuer	Edward Childs
Employer	Smiths Gore, P.O. Box 135, Road Town, Tortola, British Virgin Islands
Qualification	Member of the Royal Institution of Chartered Surveyors
Effective Date of Value	23 August 2006
Valuation	The valuation certificate is attached.

Yours faithfully,
For and on behalf of
Smiths Gore Overseas Limited
Edward Childs
MRICS

VALUATION CERTIFICATE

Property	Description and Tenure	Tenancies	Market Value as at 23 August 2006
Trellis Bay Estate BIG 3840A.4 & 8 BIG 3838A.1 & 9 BIG 3640A.18 & 19	The property comprises mainly undeveloped land with minimum improvements which include a plant nursery and three commercial buildings. The total land area is approximately 663 acres. Title is freehold. Outline planning consent was obtained in 1995 for a mixed use resort development. Full planning consent for a mixed use resort development was applied for on 4 August 2006.	The freehold title is subject to four six month tenancies: 1. Minines' Plants 2. A Dick Read 3. Boardsailing BVI 4. The Last Resort The tenancies are all subject to six month's notice. The tenancies relate the plant nursery and three commercial buildings. The remainder of the land is held with vacant possession.	US$45,000,000

Notes:

1. The registered owner of the subject property is Quorum Island (BVI) Limited.

2. There are no charges registered against the title.

3. The market value is based on the assumption that full planning consent will be granted in accordance with the planning application submitted on 4 August 2006.

4. The market valuation figure excludes pre-development expenses which we have been informed are in the region of US$6.0m.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(i) Long positions in Shares

Name	Beneficial	Founder of a discretionary trust and discretionary object	Corporate	Total number of Shares	Approximate % shareholding
Hung Kin Sang, Raymond	3,280,000	405,655,584 *(Note 1)*	34,329,000 *(Note 2)*	443,264,584	49.19%
Hung Wong Kar Gee, Mimi	9,070,056	405,655,584 *(Note 1)*	34,329,000 *(Note 2)*	449,054,640	49.84%
Fang Chin Ping	100,000	–	–	100,000	0.01%
Hung Kai Mau, Marcus	2,340,000	–	–	2,340,000	0.26%
Soo Hung Leung, Lincoln	1,100,000	–	–	1,100,000	0.12%

(ii) Long positions in shares of associated corporations

Name	Beneficial	Other	Name of associated corporation	Total number of Shares	Approximate % shareholding
Fang Chin Ping	199,999	1 *(Note 3)*	Quorum Bio-Tech Limited *(Note 3)*	200,000	2%

Notes:

(1) These Shares are held by the following companies:

	Number of Shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
	405,655,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi.

(2) These Shares are held by iQuorum Cybernet Limited which is a wholly-owned subsidiary of the Company. As Capita Company Inc. owns more than one-third of the issued Shares and Capital Company Inc. is in turn a wholly-owned subsidiary of the Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi), both Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi are deemed to be interested in such long positions.

(3) Fang Chin Ping is the registered holder of 200,000 shares of Quorum Bio-Tech Limited, a 89% owned subsidiary of iQuorum, of which he holds 1 share on trust for iQuorum.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

As at the Latest Practicable Date, none of the Directors had any interest, either direct or indirect, in any assets which have been, since 30 June 2005, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and is significant in relation to the business of the Group.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Name	Capacity	Number of Shares	% shareholding
Capita Company Inc.	Beneficial	359,153,435	39.86%
Marami Foundation	Corporate	405,655,584 *(Note 1 above)*	45.02%
iQuorum Cybernet Limited	Beneficial	34,329,000	3.81%

(c) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% Shareholding
Wideland Electronics Limited	Ma Yi Fat	40%
Wideland Electronics Limited	Ma Siu Lun Frank	9%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, save as disclosed above, none of the Directors has entered into any service agreement with any member of the Group nor are there any other service agreements proposed which will not expire or be determinable by the Company within one year without payment of compensation (other than statutory compensation).

4. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the present internal resources available to the Group, net proceed from the Transactions and present available banking facilities and in the absence of any unforeseen circumstances, the Group has sufficient working capital for the next twelve months from the date of this circular.

5. INDEBTEDNESS

At the close of business on 30 June 2006 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular), the Group had outstanding bank borrowings of approximately HK$41.0 million, which was secured by certain of the Group's bank deposits, investment properties and property, plant and equipment. In addition, the Group had outstanding at that date obligations under finance leases of approximately HK$7.2 million.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 30 June 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30 June 2006.

The Directors have confirmed that there is no material change in the indebtedness or contingent liabilities of the Group since 30 June 2006.

6. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or any of his/her associates (as such term is defined in the Listing Rules) had an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group required to be disclosed pursuant to rule 8.10 of the Listing Rules other than those businesses to which the Directors were appointed to represent the interests of the Company and/or the Group.

8. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinions, letter or advices contained in this circular:

Name	Qualification
Smiths Gore Overseas Limited	Property Valuer

Smiths Gore Overseas Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and/or references to its name, in the form and context in which it appears.

Smiths Gore Overseas Limited is not interested in the assets which have been acquired or disposal of by or leased to any member of the Group, since 30 June 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

9. MATERIAL CONTRACTS

The following contracts (not being contract entered into in the ordinary course of business) have been entered into by the Company or its subsidiaries within the two years preceding the date of this circular up to the Latest Practicable Date and which is or may be material:–

(i) an agreement dated 7 April 2006 between iQuorum Cybernet Limited and Birdsville Enterprises Limited for the sale and purchase of the whole of 41st Floor, Far East Finance Centre, No.16 Harcourt Road, Hong Kong at a consideration of HK$118,800,000;

(ii) the Agreement; and

(iii) the Initial Development and Management Agreement.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the Company's principal place of business at Unit 3402, 34/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong during normal business on any weekday (except public holidays) from the date of this circular up to and including 15 September 2006:

(a) the memorandum and bye-laws of the Company;

(b) the annual reports of the Company of the two financial years immediately preceding the issue of this circular;

(c) the valuation report dated 23 August 2006 as set out in appendix I in this circular;

(d) the material contracts referred to in this appendix; and

(e) the following circulars which were issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 30 June 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up:

  (i) a supplemental circular dated 4 July 2005 following the issue of a circular dated 4 October 2004 regarding, amongst others, a disposal of interest in Applied Properties (Jiang Men) Ltd. S.A., an indirect wholly owned subsidiary of the Company by Applied China Properties Limited, a wholly owned subsidiary of the Company to Mr. Lai Kwok Wah for a consideration of RMB15,000,000, which was subsequently reduced to RMB14,400,000; and

  (ii) a circular dated 15 May 2006 in respect of the disposal of the whole of 41st Floor, Far East Finance Centre, No.16 Harcourt Road, Hong Kong by a wholly-owned subsidiary of the Company.

11. GENERAL

(i) The secretary of the Company is Lee Wai Fun, Betty, associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

(ii) The qualified accountant of the Company is Ng Kit Ling, Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and Member of the Association of Chartered Certified Accountants in United Kingdom.

(iii) The share registrar and transfer office of the Company in Hong Kong is located at Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(iv) The English version of this circular shall prevail over the Chinese text.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 519)

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held on 28 September 2006 at 10:30 a.m. at Salon 4, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong for the purpose of considering and, if thought fit, passing (with or without amendment in the case of the ordinary resolution) the following resolutions:–

ORDINARY RESOLUTION

1. "**THAT**:

(i) the agreement ("Agreement") dated 11 August 2006 entered into amongst Quorum Island (BVI) Limited ("Quorum"), InterIsle Holdings Ltd. ("InterIsle"), Applied Enterprises Limited ("Applied Enterprises") and Applied Toys Limited ("Applied Toys") and pursuant to which (i) Quorum will redeem 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum and repay the indebtedness owed to the Group at a consideration of US$30 million and (ii) InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (a copy of which has been produced at the meeting and marked as "A" and signed by the Chairman for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(ii) the board of directors of the Company ("Board") be and is hereby authorised to do all other acts and things and take such action as may in the opinion of the Board be necessary desirable or expedient to implement and give effect to the transactions contemplated under the Agreement."

SPECIAL RESOLUTION

2. "**THAT** subject to the approval of the Registrar of Companies in Bermuda being obtained, the name of the Company be changed from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and the new Chinese name of "實力建業集團有限公司" be adopted to replace the existing Chinese name of "實力國際集團有限公司" for identification purpose only with effect from the date of entry of the new name on the register of companies maintained by the Registrar of

* *for identification purpose only*

Companies in Bermuda and the directors of the Company be and are hereby authorised generally to do such acts and things and execute all documents or make such arrangements as may be necessary or they may consider expedient to effect the change of name.

By Order of the Board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Dated 31 August 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll or show of hands, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member who is the holder of two or more shares in the Company may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

NOTICE OF THE SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held on Thursday, 28 September 2006 at 10:30 a.m. at Salon 4, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong for the purpose of considering and, if thought fit, passing (with or without amendment in the case of the ordinary resolution) the following resolutions:-

ORDINARY RESOLUTION

1. "**THAT**:

   (i) the agreement ("Agreement") dated 11 August 2006 entered into amongst Quorum Island (BVI) Limited ("Quorum"), InterIsle Holdings Ltd. ("InterIsle"), Applied Enterprises Limited ("Applied Enterprises") and Applied Toys Limited ("Applied Toys") and pursuant to which (i) Quorum will redeem 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum and repay the indebtedness owed to the Group at a consideration of US$30 million and (ii) InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (a copy of which has been produced at the meeting and marked as "A" and signed by the Chairman for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

   (ii) the board of directors of the Company ("Board") be and is hereby authorised to do all other acts and things and take such action as may in the opinion of the Board be necessary desirable or expedient to implement and give effect to the transactions contemplated under the Agreement."

SPECIAL RESOLUTION

2. "**THAT** subject to the approval of the Registrar of Companies in Bermuda being obtained, the name of the Company be changed from "Applied International Holdings Limited" to "Applied Development Holdings Limited" and the new Chinese name of "實力建業集團有限公司" be adopted to replace the existing Chinese name of "實力國際集團有限公司" for identification purpose only with effect from the date of entry of the new name on the register of companies maintained by the Registrar of Companies in Bermuda and the directors of the Company be and are hereby authorised generally to do such acts and things and execute all documents or make such arrangements as may be necessary or they may consider expedient to effect the change of name."

By Order of the Board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Dated 31 August 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll or show of hands, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member who is the holder of two or more shares in the Company may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *for identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the name of the Company from "Applied International Holdings Limited" to "**Applied Development Holdings Limited**" and to adopt the new Chinese name of "**實力建業集團有限公司**" in lieu of "實力國際集團有限公司" for identification purpose only. The proposed change of name of the Company is subject to certain conditions as set out below.

Further announcement will be made by the Company upon the change of name has become effective and the adoption of new stock short name.

Reference is made to the announcement dated 15 August 2006 made by Applied International Holdings Limited ("Company") in relation to the major transactions of the Company which involve the joint venture arrangements with InterIsle for the development of the Project ("Announcement"). Capitalised terms used herein have the same meaning as those defined in the Announcement unless otherwise stated.

The Board proposes to put forward a special resolution at the SGM for the Shareholders to consider and, if thought fit, approve the proposed change of the Company's English name from "Applied International Holdings Limited" to "**Applied Development Holdings Limited**" and the adoption of the Chinese name "**實力建業集團有限公司**" in lieu of "實力國際集團有限公司" for identification purpose only.

As mentioned in the Announcement, Applied Enterprises and InterIsle have entered into the Agreement on 11 August 2006 pursuant to which the parties intend to develop the Real Property into a mixed-use luxury resort. The partnership with Interlink and IGY to develop the Project is a significant milestone of the Group in its strategy to transform into a resort developer. With confidence in the prospects of the resort industry, the Group will explore more investment and project development opportunities in resort and property markets to further consolidate the Group as a resort developer in the market. The Board believes that the new company name will more appropriately reflect the core objectives of the Company and the focus and directions of its future business development.

The proposed change of name of the Company will be subject to the approval of the Shareholders at the SGM and the Registrar of Companies in Bermuda granting approval for such change. The Company will carry out the necessary filing procedures with the Registrar of Companies in Bermuda and with the Registrar of Companies in Hong Kong once such change of name has been passed by the Shareholders at the SGM. The effective date of the proposed change of name will be the date on which the new name is entered by the Registrar of Companies in Bermuda on the register of companies in place of the existing name.

Upon the proposed change of name of the Company becoming effective, all existing share certificates of the Company in issue bearing the existing name of the Company will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement and delivery for the same number of Shares in the new name of the Company and the rights of any Shareholders will not be affected as a result of the proposed change of name. Once the proposed change of name has become effective, any issues of share certificates of the Company thereafter will be in the new name of the Company and the securities of the Company will be traded on the Stock Exchange in the new name. However, there will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the Company's new name.

Further announcement will be made by the Company upon the change of name has become effective and the adoption of new stock short name.

By order of the board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 23 August 2006

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

MAJOR TRANSACTIONS

JOINT VENTURE BY WAY OF DEEMED DISPOSAL OF 50% OF THE SHAREHOLDING IN QUORUM ISLAND (BVI) LIMITED

The Directors are pleased to announce that on 11 August 2006, Quorum, InterIsle, Applied Enterprises and Applied Toys entered into the Agreement under which (i) Quorum will pay a sum of US$30 million (equivalent to approximately HK$234,000,000) to the Group for the redemption of 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum and repayment of indebtedness owed to the Group and (ii) InterIsle will subscribe 50% equity interest in Quorum for a consideration of US$21 million (equivalent to approximately HK$163,800,000). The Group may also receive an additional sum of US$5.25 million (equivalent to approximately HK$40,950,000) from InterIsle upon the occurrence of certain event mentioned below when the consideration to be paid by InterIsle will be reduced to US$10.5 million (equivalent to approximately HK$81,900,000). In addition, the Agreement set forth the rights and obligations of Applied Enterprises and InterIsle in connection with their investments in Quorum. Upon completion of the Transactions, Quorum will be held as to 50% by Applied Enterprises and 50% by InterIsle.

Quorum and the Development Manager have also entered into the Initial Development and Management Agreement on 11 August 2006 pursuant to which Quorum has appointed the Development Manager as the development manager of the Project.

Each of the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement constitutes a major transaction for the Company under the Listing Rules and is subject to Shareholders' approval at a special general meeting to be convened. A circular containing details of the Transactions together with a SGM notice will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 14 August 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 16 August 2006.

Reference is made to the announcement issued by the Company dated 24 May 2006 regarding the entering into of a memorandum of agreement amongst the Company, Quorum, Interlink and IGY in respect of the proposed investment and development of the Real Property. The Directors are pleased to announce that on 11 August 2006, (i) Quorum, InterIsle, Applied Enterprises and Applied Toys entered into the Agreement and (ii) Quorum and the Development Manager entered into the Initial Development and Management Agreement. Summary of the terms of the agreements are set out below:

THE AGREEMENT

Date: 11 August 2006

Parties:
1. InterIsle Holdings Ltd.
2. Quorum Island (BVI) Limited
3. Applied Enterprises Limited
4. Applied Toys Limited

The Disposal and the Joint Venture Arrangement

Under the terms of the Agreement:

(i) Quorum will obtain the Initial Loan to be arranged by InterIsle in the sum of US$51 million (equivalent to approximately HK$397,800,000) to be secured by a first mortgage lien on the Real Property;

(ii) Quorum will make a drawing under the Initial Loan and use US$30 million (equivalent to approximately HK$234,000,000) of which to (a) repay all outstanding liabilities of Quorum as at the Closing Date including those owed to the Group and (b) redeem 50% of the equity interest held by Applied Enterprises and Applied Toys in Quorum; and

(iii) InterIsle will subscribe 50% equity interest in Quorum for a total consideration of US$21 million (equivalent to approximately HK$163,800,000) payable as follows:

(a) US$10.5 million (equivalent to approximately HK$81,900,000) on the Closing Date;

(b) US$10.5 million (equivalent to approximately HK$81,900,000) to be secured by a promissory note pursuant to which InterIsle will be obligated to provide such amount to Quorum as capital contribution to fund the development of the Project on the date of the closing of the first Development Loan. However, if the lender of the first Development Loan does not require such capital contribution from InterIsle, then InterIsle may in lieu of such capital contribution, pay to Applied Enterprises an amount equal to the product of the then unpaid Deferred Purchase Price and Applied Enterprises' then current equity interest in Quorum (equivalent to US$5.25 million (equivalent to approximately HK$40,950,000) as of the Closing Date). Upon payment of such sum to Applied Enterprises, the Deferred Purchase Price shall be deemed to be paid in full and the capital contribution of Applied Enterprises to maintain 50% interest in Quorum will be reduced from US$21 million (equivalent to approximately HK$163,800,000) to US$15.75 million (equivalent to approximately HK$122,850,000). If InterIsle fails to deliver the Deferred Purchase Price within 10 business days of the date when due, it shall return to Quorum the stock certificates representing 25% equity interest in Quorum issued to it on the Closing Date and such shares will be reissued to Applied Enterprises.

After the disbursement of the term loan and the investments mentioned above, Quorum will have US$21 million (equivalent to approximately HK$163,800,000) cash remaining from the term loan, cash of US$10.5 million (equivalent to approximately HK$81,900,000) from InterIsle as subscription monies and an obligation to fund US$10.5 million (equivalent to approximately HK$81,900,000) from InterIsle (subject to the situation mentioned in (b) above). Promptly following Closing, Quorum will also reimburse the Company for its out-of-pocket on account of payment of obligations incurred by Quorum in the ordinary course of business since 1 July 2006.

The consideration for the Transactions has been determined after arm's length negotiations between the parties by reference to the estimated value of the total assets of Quorum of US$51 million (equivalent to approximately HK$397,800,000) as agreed between the parties, the estimated budget for the initial development of the Project and previous offers received by the Group from potential equity partners.

The shareholdings of Quorum before and after the Transactions (assuming the Deferred Purchase Price has been paid in full by InterIsle) are as follows:

Before the Transactions


The Company
100%
100%
Applied Toys Limited
Applied Enterprises Limited
1 share of Common Stock
9,999 shares of Common Stock
Quorum Island (BVI) Limited

Upon Completion of the Transactions


The Company
Interlink Realty International, Corp.
Island Global Yachting Acquisition LLC
100%
50%
50%
50%
50%
Applied Enterprises Limited
InterIsle Holdings Ltd.
InterIsle Development Limited
5,000 shares of Common Stock (50%)
5,000 shares of Common Stock (50%)
Initial Development and Management Agreement
Quorum Island (BVI) Limited

Conditions

The closing of the Transactions will occur on or before 30 November 2006, following satisfaction of, amongst others, the following conditions:

(i) the Agreement and transactions contemplated thereby being approved by the Shareholders in compliance with the Listing Rules;

(ii) all documents related to the Initial Loan being agreed and executed by the lender, Quorum, InterIsle and Applied Enterprises;

(iii) InterIsle having obtained all requisites licenses and approvals to hold 50% interest in Quorum;

(iv) the directors to be appointed by InterIsle and Applied Enterprises to the board of Quorum having obtained the requisite licenses to act as directors of Quorum;

(v) the Initial Development Management Agreement being executed by the parties thereto and remain in full force and effect and not amended or modified in any manner that InterIsle deems adverse;

(vi) InterIsle and Applied Enterprises having agreed upon and approved the Master Plan and the Development Budget;

(vii) Quorum having received planning approval of the Master Plan from Development Control Authority and all other appropriate governmental authorities of the British Virgin Islands; and

(viii) Quorum having received all other governmental approvals, permits, licenses, authorizations and clearances required for its performance of the Agreement, the Development Agreement and the Initial Development Management Agreement and the transactions contemplated therein.

In respect of the condition referred to in item (i) above, Mr. Hung has agreed to vote and cause his immediate family to vote in favour of the Transactions at the SGM. As at the date of this announcement, Mr. Hung and his associates are interested in approximately 49.09% shareholding in the Company.

Management

Following the Closing, the Quorum Board will consist of 4 directors. So long as it owns at least 50% of the aggregate outstanding Common Stock acquired/held (as the case may be) by it on the Closing Date, each of InterIsle and Applied Enterprises is entitled to nominate 2 directors. The number of directors may be altered only by the affirmative vote of the holders of 80% of the Common Stock then held by all of the Stockholders.

Save for certain matters which require unanimous approval of the Quorum Board, all decisions of the Quorum Board will be by majority vote. The Agreement specifies matters which may be decided by the majority of the Quorum Board, by unanimous approval of the Quorum Board and by the approval of the holders of at least 90% of the outstanding Common Stock. Apart from the reserved matters specified in the Agreement, the Development Manager will have the right and authority to act on behalf of Quorum with respect to management, development and operational issues in accordance with the Development Management Agreement.

Additional Capital Requirements

No Stockholder will be required to guarantee or incur any liability in respect of any portion of the Initial Loan or any Development Loan save that under the terms of the Agreement, the Development Loan may (at the election of the Development Manager) be secured by, among other things, (a) a pledge and security interest on all the Common Stock beneficially owned by the Stockholders (b) a first mortgage on the Real Property and related improvements in favour of the lender and (c) a first priority security interest, mortgage or charge on any other property and assets of Quorum and its subsidiaries. The parties have agreed that the Initial Loan will only be secured by a first mortgage on the Real Property and no guarantee will be provided by the Company.

The Quorum Board may determine and each Stockholder may be required to provide additional capital contributions pro rata according to their then percentage ownership interest in Quorum to the extent necessary to fund the approved development budget if Quorum is unable to obtain a Development Loan. The Stockholder which fails to contribute the additional capital may have its ownership interest diluted proportionately if the deficiency is funded by the other Stockholder.

The estimated size of the Development Loans required for the Project in the next three years is approximately US$150 million (equivalent to approximately HK$1,170,000,000) and further Development Loans may be required subject to factors which the Company is unable to ascertain at the moment. In the event that Applied Enterprises is required to make such additional contribution, it will consider the financial position of the Company and the types of fund raising methods available at the time and will fund the additional contributions in a way which is in the best interests of the Company. The Company will comply with the applicable requirements under the Listing Rules as and when appropriate.

Representations, Warranties and Indemnities of Mr. Hung

Under the terms of the Agreement, Mr. Hung has provided representations and warranties to InterIsle in respect of matters concerning the liabilities and obligations of Quorum and the Project. Mr. Hung also agreed to indemnify InterIsle personally from and against any and all liabilities arising out of, amongst others, the gross negligence, willful misconduct, or willful violation by any of the Applied Entites of any law and the breach of any representation and warranty made by him.

Other Terms

Pursuant to the Agreement, the parties agree that if Quorum decides to develop retail space in the Trellis Bay area or any other portion of the Project, Smiths Gore (Overseas) Limited will be selected by Quorum to act as lead leasing agent for such commercial space on terms and conditions to be negotiated in good faith by the Development Manager. To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), Smiths Gore (Overseas) Limited and its ultimate beneficial owners are independent third parties of the Group and not the connected persons (as defined in the Listing Rules) of the Group.

In addition, Quorum will also appoint InterIsle (or its designated affiliate) as the lead broker for sales of all residential properties at the Project for a sale commission equal to not more than 6% of the gross sale price. Smith Gore (Overseas) Limited will be designated as a preferred co-broker for sales of residential properties at the Project on commercially reasonable terms to be agreed between the two parties.

The Agreement also set forth restrictions on the sale, assignment, transfer, pledge, encumbrance or other disposition of the Common Stock.

Termination

Prior to the Closing Date

(i) The Agreement may be terminated by InterIsle prior to the Closing Date if:

(a) the directors nominated by InterIsle determine not later than 45 days after the effective date of the Agreement that the development of the Project is not commercially feasible as a result of financial considerations, soil and sub-soil or any other condition of the Real Property;

(b) all material permits required for the commencement of construction of the initial phase of the Project have not been obtained on or prior to 30 November 2006 or the cost of complying with the conditions in such permits is too onerous in the reasonable opinion of InterIsle;

(c) the lender will not approve the Initial Loan on terms and conditions reasonably satisfactory to InterIsle; or

(d) Applied Enterprises has not obtained within 60 days from the date of execution of the Agreement by Quorum all such approvals of the Stock Exchange as may be necessary to give effect to the terms of the Agreement.

(ii) The Agreement may be terminated by Applied Entities prior to the Closing Date if InterIsle fails to obtain a Letter of Commitment from a reputable commercial bank for the Initial Loan upon terms reasonably acceptable to Applied Entities and Quorum within 30 days of the date on which the Master Plan and the Development Budget are approved by the Quorum Board.

(iii) The Agreement may be terminated by either InterIsle or Applied Entities prior to the Closing Date if:

(a) construction of the initial phase of the Project cannot be commenced on or prior to 1 December 2006 through no fault of the party seeking to terminate;

(b) Quorum ceases to function as a going concern or conduct its operations in the normal course of business;

(c) the Stockholders are unable to agree upon the Master Plan or the Development Budget within 60 days following the execution of the Agreement by Quorum; or

(d) there is filed, with respect to Quorum, in any court pursuant to any statute of the United Kingdom or the British Virgin Islands a petition in bankruptcy or insolvency, or for a reorganization, or for the appointment of a receiver or trustee of all or a substantial portion of Quorum's property, or if Quorum makes an assignment for the benefit of creditors, or if a petition in bankruptcy is filed against Quorum which is not discharged within 60 days thereafter.

Upon any such termination mentioned above, the respective obligations of the parties will terminate and neither party will be obligated to consummate the transactions contemplated under the Agreement.

Joint Venture Termination Date

The Stockholders will use commercially reasonable efforts to effect a sale of the Project or their interest therein by the 20th anniversary of the Closing Date. If the Project or the Stockholders' interest is not sold by such date, subject to the tag-along rights specified in the Agreement, the Stockholders may sell its interest free of the other restrictions contained in the Agreement.

INITIAL DEVELOPMENT AND MANAGEMENT AGREEMENT

Date: 11 August 2006

Parties: 1. Quorum Island (BVI) Limited
2. InterIsle Development Ltd.

The Term

The Development Manager is appointed by Quorum as the development and operating manager for the Project. Subject to the rights of Quorum to terminate such appointment in accordance with the terms of the Initial Development and Management Agreement, the appointment will terminate on the Joint Venture Termination Date.

Responsibilities

Other than the reserved matters specified in the Agreement which remain subject to approval by Quorum, the Development Manager has the responsibility for all aspects of the operations, activities and enterprises of Quorum and the Project. In particular, the Development Manager will be responsible for the acquisition of license and permits necessary for the construction and development of the Project, sales and marketing of the Project, hiring of employees and supervision of all phases of the construction of the Project. The Development Manager will develop the Project in accordance with the Development Agreement and the approved Master Plan with detailed construction drawings approved by relevant authorities. The development will be financed in accordance with the agreement amongst the parties and a budget prepared by the Development Manager and approved by Quorum which, if in excess of the amount agreed by the parties, will be subject to approval by the Quorum Board.

Management Fees

The Development Manager will be entitled to a management fee equivalent to 5% of the aggregate Development Costs for the Project excluding any increase in costs due to the negligence or mismangement of or the breach of any terms by the Development Manager. Upon completion of each phase or component of the Project, an asset management fee equal to 1.25% of the gross operating revenues produced by such phase or component will be payable to the Development Manager for the supervision of such component which includes the hotel, the marina, the golf course and the commercial space. If the Development Manager procures any debt or equity financing for the Project (other than those contributed by the Stockholders under the Agreement and the Initial Loan), it will also be entitled to a success and structuring fee equal to 0.5% of the aggregate amount of such financing.

Termination

Quorum will have the right to terminate the Initial Development and Management Agreement if, amongst others.:

(i) the Development Manager breaches any material term, covenants, warranties or representations contained in the Initial Development and Management Agreement and where the breaches are not cured within a specified period;

(ii) the Development Manager assigns any of its rights under the Initial Development and Management Agreement without the prior written consent of Quorum;

(iii) there is any material departure from the Development Budget which departure was reasonably foreseeable and could reasonably have been avoided by a responsible manager;

(iv) there is any material departure from the Master Plan which was within the reasonable control of the Development Manager and could reasonably have been avoided by a responsible manager;

(v) the Development Manager fails to proceed diligently and in a professional manner with its responsibilities as manager;

(vi) the occurrence of gross negligence or willful misconduct on the part of the Development Manager;

(vii) InterIsle fails to pay the Deferred Purchase Price and forfeits a portion of the Common Stock under the terms of the Agreement;

(viii) InterIsle or any of its parent company ceases, directly or indirectly, to own at least 50% of the Common Stock which is held by it on the Closing Date.

FINANCIAL INFORMATION ON QUORUM

Based on the management accounts of Quorum as at 30 June 2006, the total asset value of Quorum is approximately US$18.1 million (equivalent to approximately HK$141,180,000) which includes shareholders' loan from the Group of approximately US$16.8 million (equivalent to approximately HK$131,040,000) and the net asset value of Quorum is approximately US$1.3 million (equivalent to approximately HK$10,140,000). Quorum has yet to develop the Project and has generated neither turnover nor profit for the two financial years ended 30 June 2006.

With Quorum's total asset value of US$51 million (equivalent to approximately HK$397,800,000) as agreed between the parties, the Group agreed to receive at least US$30 million (equivalent to approximately HK$234,000,000) and an additional sum of US$5.25 million (equivalent to approximately HK$40,950,000) from InterIsle upon no requirement of capital contribution from InterIsle. Based on the maximum amount of US$35.25 million (equivalent to approximately HK$274,950,000) which may be received by the Group under the Agreement, a maximum gain of approximately US$26.2 million (equivalent to approximately HK$204,360,000) will be recognized by the Group, being the difference between the maximum amount and 50% of the total asset value of Quorum as at 30 June 2006 in the amount of US$9.05 million (equivalent to approximately HK$70,590,000) and the remaining capital gain of US$11.95 million (equivalent to approximately HK$93,210,000) will remain as further capital contribution of Quorum by the Group. Upon completion of the Transactions, Quorum will be held as to 50% by Applied Enterprises and 50% by InterIsle and will cease to be a subsidiary to the Group.

Quorum will not be controlled by the Group upon completion of the Transactions and the Group will recognise its interest in Quorum using proportionate consolidation since Quorum will be qualified as a jointly controlled entity under Hong Kong Accounting Standard 31 "Interests in Joint Venture". The Company's share of each of the assets, liabilities (including the Initial Loan and any Development Loans), income and expenses of Quorum will be included in its financial statements upon the application of proportionate consolidation.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The Group is principally engaged in property and investment holding and property development and the design, manufacture, marketing and distribution of consumer electronic products.

Pursuant to the joint venture arrangement, Applied Enterprises and InterIsle intend to develop the Real Property into a mixed-use luxury resort, to include, among others, a luxury hotel that may include a condominium hotel and fractional ownership element, an 18-hole championship golf course, a variety of residential units, a marina and high-end retail commercial area, together with the related infrastructure improvements and installation of utilities. The construction of the various components of the Project will commence at the same time and development of the Project will not be divided into different phases as such.

Given the expertise of Interlink and IGY in the construction and resort development industry, the Company considers that the entering into of the Transactions will enable the Group to form alliance with renowned expertise in the industry while providing it an opportunity to realize its investment and improve the liquidity of the Group. The Company believes that the Project, with its innovative approach to resort development comprising golf course, hotel and properties, will generate a steady income stream for the Company in future years. Given the strong economic fundamentals and a healthy prospect in resorts and property sector, and in particular with the increasing popularity of golf sports worldwide, the Group considers the Project to be a significant investment and will bring considerable profit to the Group. So far as income stream is concerned, presale of the residential units is planned to commence in 2007 and it is estimated that income from the hotel will start to derive after 3 to 4 years when construction of the hotel will be completed.

The Directors are of the view that the terms of the Agreement and the consideration are fair and reasonable and the proposed Transactions are in the interest of the Company and the Shareholders as a whole.

USE OF PROCEEDS

The Company will use the proceeds of approximately US$30 million (equivalent to approximately HK$234,000,000) from the repayment of indebtedness owed to the Group by Quorum and the redemption of its 50% interest in Quorum for acquisition of land bank for future resort development in the region of South America, Pacific Islands and Caribbean. The Company has not yet identified any potential acquisition as at the date of this announcement.

INFORMATION ON INTERISLE, THE DEVELOPMENT MANAGER, INTERLINK AND IGY

InterIsle and the Development Manager

InterIsle and the Development Manager are both owned as to 50% by Interlink and 50% by IGY. To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), InterIsle is an investment holding company and the Development Manager is a company engaged in property development.

Interlink

Interlink Group has been a leader for 28 years in Puerto Rico and the Caribbean in the development and construction of high-end residential, hospitality and resort projects. Some of Interlink's signature projects include the development and construction of Las Casitas Village, a AAA Five-Diamond Award resort, consisting of a 159-unit condo-hotel located at the El Conquistador Resort & Golden Door Spa; and the restoration of the historic Hotel El Convento in Old San Juan, a 350-year old former convent converted to a 68-room boutique hotel, which is a member of the Small Luxury Hotels of the World. In addition, Interlink has managed the construction of hotel works totaling more than 1,400 rooms and has developed over 2,500 housing units in Puerto Rico and Florida.

Interlink is currently developing Bahia Beach Resort & Golf Club on a 500-acre beachfront property 16 miles east of the San Juan International Airport. This project, master-planned by EDSA, includes a St. Regis Resort and Residences designed by Hill Glazier Architects, a Robert Trent Jones II championship golf course managed by Troon Golf, and multiple luxury residential projects designed by SB Architects. Interlink is also the developer of the 500-room Sheraton Convention Center Hotel in San Juan, designed by RTKL and BBGM, and scheduled to break ground during the summer of 2006.

IGY

IGY is the premier developer and manager of luxury marina facilities. IGY focuses on designing, developing, acquiring, and controlling mega-yacht and other luxury-class marina facilities in key yachting and nautical tourism areas around the world. Headquartered in New York, IGY also has offices in Ft. Lauderdale, Florida, Greenville, South Carolina, St. Thomas, US Virgin Islands, St. Maarten, Netherlands Antilles, and Dubai, UAE. IGY's flagship development is Yacht Haven Grande, a US$175 million (equivalent to approximately HK$1,365,000,000) mega-yacht marina and mixed-use facility located in St. Thomas, United States Virgin Islands, and scheduled to open in September 2006.

IGY is a controlled affiliate of Island Capital Group LLC ("ICG"), a real estate merchant bank headquartered in New York. ICG holds a portfolio of interests in real estate investment properties and securities with market capitalization of more than US$20 billion (equivalent to approximately HK$156,000,000,000). The current portfolio includes 230 Park Avenue in New York and 260 Park Avenue South in New York. ICG has recently sold interests in more than US$8 billion (equivalent to approximately HK$62,400,000,000) of investment properties located throughout the United States. ICG was founded in 2003 by Andrew L. Farkas, who was previously Chairman and Chief Executive Officer of Insignia Financial Group, Inc. (NYSE: IFS), a global real estate services company that was merged with CB Richard Ellis in July 2003 to form the world's largest commercial real estate services company. During the period from its founding with US$5 million (equivalent to approximately HK$39,000,000) of equity in 1990 through its merger in 2003, Mr. Farkas grew Insignia into the largest owner and operator of multifamily real estate and among the largest owners and operators of commercial space in the United States, controlling or managing approximately 350,000 residential units and over 200 million square feet of commercial space.

To the best of the knowledge, information and belief of the Directors (having made all reasonable enquiries), Interlink, IGY, InterIsle, the Development Manager and their ultimate beneficial owners are independent third parties of the Group and not the connected persons (as defined in the Listing Rules) of the Group.

General

As the consideration for each of the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement represents more than 25% but less than 75% of the applicable percentage ratios, the Transactions constitute major transactions for the Company under the Listing Rules and is subject to Shareholders' approval at a special general meeting to be convened. No Shareholder is required to abstain from voting in respect of the ordinary resolution to approve the Transactions at the SGM.

A circular containing, among other things, (i) details of the Agreement and the transactions contemplated therein and (ii) a notice convening the SGM, will be dispatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 14 August 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 16 August 2006.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

"Agreement"	the stock purchase and joint venture agreement dated 11 August 2006 entered into amongst InterIsle, Applied Enterprises, Applied Toys and Quorum;
"Applied Enterprises"	Applied Enterprises Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company;
"Applied Entities"	Applied Enterprises and Applied Toys;
"Applied Toys"	Applied Toys Limited, a company incorporated in Hong Kong and a wholly owned subsidiary of the Company;
"Board"	the board of Directors;
"Closing"	completion of the transactions contemplated under the Agreement;
"Closing Date"	the date of Closing being on or before 30 November 2006;
"Common Stock"	the common stock of Quorum;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"Deferred Purchase Price"	US$10.5 million (equivalent to approximately HK$81,900,000);
"Development Agreement"	the development agreement dated 2 December 2005 entered into between Quorum and the Government of the British Virgin Islands relating to the proposed development of the Project;
"Development Budget"	the budget prepared by the Development Manager and approved by the Quorum Board;
"Development Costs"	the total development cost of the Project as set forth in the Development Budget, net of (i) land costs, (ii) costs incurred in connection with the financing of the construction of the Project, (iii) sales commissions, (iv) contingency reserves, and (v) taxes and governmental permits and license fees;
"Development Loan"	additional borrowings (other than the Initial Loan) and other non-equity capital to finance the development of the various phases of the Project;
"Development Manager"	InterIsle Development Ltd., a company incorporated in the British Virgin Islands and owned as to 50% by Interlink and 50% by IGY;

"Development Management Agreement"	the Initial Development and Management Agreement or, following the termination of the Initial Development and Management Agreement, such substitute agreement for the management of the development and/or operation of the Project as may be approved by the affirmative vote of the majority in interest of the Stockholders;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Initial Development and Management Agreement"	the development and management agreement dated 11 August 2006 entered into between Quorum and the Development Manager;
"Initial Loan"	a term loan to be arranged by InterIsle with a reputable commercial bank or financial institution in the aggregate principal sum of US$51 million (equivalent to approximately HK$397,800,000);
"InterIsle"	InterIsle Holdings Ltd., a company incorporated in the British Virgin Islands and owned as to 50% by Interlink and 50% by IGY;
"Interlink"	Interlink Realty International, Corp., a company incorporated in Puerto Rico;
"IGY"	Island Global Yachting Acquisitions LLC, a company incorporated in the United States;
"Joint Venture Termination Date"	the 20th anniversary of the Closing Date or such earlier date upon which the Agreement shall terminate;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Hung"	Mr. Hung Kin Sang, Raymond, an executive Director;
"Master Plan"	the master plan of the Project as may be agreed upon by InterIsle and Applied Enterprises prior to the Closing Date and approved by the Government of the British Virgin Islands and the Development Control Authority;
"Project"	the development of the Real Property into a mixed-use luxury resort as described in the Master Plan;
"Quorum"	Quorum Island (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
"Quorum Board"	the board of directors of Quorum;
"Real Property"	a site of approximately 660 acres (28.75 million sq.ft.) located at Beef Island, Tortola, the British Virgin Islands;
"SGM"	a special general meeting of the Company to be convened to approve, amongst other things, the Agreement and the Transactions;
"Shareholders"	holders of Shares;
"Shares"	shares of HK$0.01 each in the share capital of the Company;
"Stockholders"	InterIsle and Applied Enterprises, and any other person who becomes an owner of Common Stock in compliance with the terms of the Agreement and agrees to comply with the terms of the Agreement;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Transactions"	the deemed disposal of 50% interest in Quorum and the resultant joint venture arrangement under the terms of the Agreement; and
"US$"	United States dollars, the lawful currency of the United States of America.

Unless otherwise specified in this announcement, conversions of US$ into HK$ are made in this announcement, for illustration only, at the rate of US$1.00 to HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at that rate or at any other rate.

By order of the board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Executive Director

Hong Kong, 15 August 2006

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

APPLIED INT'L<00519> - Suspension of Trading

At the request of Applied International Holdings Limited, trading in its shares will be suspended with effect from 9:30 a.m. today (14/8/2006) pending issue of an announcement regarding a major transaction.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 519)

TERMINATION OF THE PROPOSED MAJOR TRANSACTION

The Company refers to the announcement dated 21 June 2006 in respect of a major transaction in relation to the proposed acquisition of the property in the United States Virgin Islands. The Company announces that it is not fully satisfied with the result of the due diligence review and has terminated the Agreement with immediate effect.

Reference is made to the Company's announcement dated 21 June 2006 in respect of a major transaction in relation to the proposed acquisition of the property in the United States Virgin Islands ("Announcement"). Terms used herein shall have the same meanings as those defined in the Announcement unless the context otherwise requires.

As set out in the Announcement, the Purchaser has the right to terminate the Agreement before the Due Diligence Period expires if during the Due Diligence Period, the Purchaser is dissatisfied with any aspect of the Property. The results of the due diligence conducted by our consulting firms revealed certain geographical conditions affecting the Property and its surrounding renders the Property unsuitable for the development as a five star hotel complex. As the Group's business strategy is to continue to develop resort businesses around the world, the Company considered the limited potential of the Property and decided to terminate the Agreement with the Vendors with immediate effect.

As the Agreement is terminated within the first 60 days of the Due Diligence Period, US$100,000 (equivalent to HK$780,000) of the initial Deposit paid by the Purchaser to Hamilton as the escrow agent upon signing of the Agreement will be forfeited and the remaining US$400,000 (equivalent to HK$3,120,000) will be refunded to the Purchaser. Such termination shall not have any significant impact on the operations and financial position of the Group.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

10 July 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

MAJOR TRANSACTION

ACQUISITION OF PROPERTY AND RESUMPTION OF TRADING

PROPOSED ACQUISITION

On 16 June 2006, the Vendors entered into the Agreement with the Purchaser for the sale and purchase of the Property in United States Virgin Islands. The consideration for the Acquisition by the Purchaser is US$21,000,000 (equivalent to HK$163,800,000).

The transaction contemplated under the Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to Shareholders' approval at a special general meeting to be convened.

A circular containing details of the Acquisition together with a SGM notice will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 10:01 a.m. on 19 June 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 10:00 a.m. on 22 June 2006.

The Agreement

Date of the Agreement: 16 June 2006

Vendors: Sixteen Plus and Peter's Farm

Purchaser: Batimate or its assigns

Summary: The Agreement was entered into between the Vendors and the Purchaser pursuant to which the Vendors have agreed to sell and the Purchaser has agreed to purchase the Property. The consideration for the Acquisition by the Purchaser is US$21,000,000 (equivalent to HK$163,800,000) and is allocated as to US$19,500,000 (equivalent to HK$152,100,000) to Diamond Keturah Property and US$1,500,000 (equivalent to HK$11,700,000) to Long Point Property respectively.

The initial deposit being US$500,000 (equivalent to HK$3,900,000) has been paid to Hamilton as the escrow agent upon signing of the Agreement. Further deposit in the sum of US$300,000 (equivalent to HK$2,340,000) is payable to Hamilton within sixty (60) days after the termination of the Due Diligence Period or the Federal Government Liens being released, whichever is later. The remaining balance in the sum of US$20,200,000 (equivalent to HK$157,560,000) is payable upon Closing.

Basis of determination of consideration

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the parties by reference to (i) the acquisition prices offered by other potential buyers of the Property in the previous years and in particular, the proposed acquisition price of the Property agreed to be paid by a potential purchaser in November 2005, which was valued at US$21,000,000 (equivalent to HK$163,800,000), such proposed acquisition did not proceed due to financial problems of the potential purchaser and (ii) the development potential of the Property having taken into account the investments of other developers in St. Croix. The Company intends to fund the consideration as to 50% by bank financing and 50% from internal resources of the Group.

The Company will appoint an independent valuer to prepare a valuation report of the Property which will be included in the circular to be despatched to the Shareholders.

Conditions Precedent

The obligations of the Purchaser to complete the Acquisition under the Agreement are subject to satisfaction of the following conditions at or prior to Closing:

(1) all representations and warranties made by the Vendors remain true and correct as of the date of Closing;

(2) the compliance by the Vendors with all their obligations under the Agreement;

(3) no adverse change in zoning laws which are applicable to the Property after execution of the Agreement; and

(4) the release of the Federal Government Liens in full under the terms of a court order or an agreement between the Vendors and the Federal Government which allows the Vendors to use the sales proceeds to comply with their obligations under the Agreement including paying in full all promissory notes secured by the mortgages of record and releasing the existing mortgages and any other liens.

Due Diligence

During the Due Diligence Period, the Purchaser will (i) perform a title search and survey of the Property and (ii) obtain an owner's title insurance commitment evidencing the agreement of the title insurance company to issue to the Purchaser a fee simple owner's title insurance policy in the amount of US$21,000,000 (equivalent to HK$163,800,000) on agreed form. Upon receipt of the title commitment, the Purchaser will notify the Vendors prior to the end of the Due Diligence Period of any defect noted or exception to coverage noted. The Purchaser may further examine title to the Property until Closing and obtain an updated owner's title insurance commitment.

Termination of the Agreement

The Purchaser may by written notice to the Vendors elect to terminate the Agreement upon occurrence of the following events and whereupon which, the Deposits will be returned to the Purchaser and neither party will have any further liability under, arising out of or resulting from the Agreement:

(1) there is an adverse change in zoning laws which is applicable to the Property;

(2) the Vendors fail or is unable to cure any valid defects properly raised by the Purchaser prior to Closing regarding, amongst others, the title of the Property;

(3) if any action or proceeding is filed (or notice of such action or proceeding given) under which any of the Property may be taken by condemnation or other right of eminent domain; and

(4) if the Vendors fail to obtain the release, court order or agreement to give the release of the Federal Government Liens within 2,000 days after the date of the Agreement.

During the Due Diligence Period, if the Purchaser, for any reason, in its sole discretion, judgment and opinion, disapproves and be dissatisfied with any aspect of the Property or any item that it has a right to examine, or for any other reason whatsoever, the Purchaser may terminate the Agreement upon the expiry of or before the Due Diligence Period expires. If the Agreement is terminated within the first 60 days of the Due Diligence Period then US$100,000 (equivalent to HK$780,000) of the Deposits will be paid to the Vendors and the remaining US$400,000 (equivalent to HK$3,120,000) will be paid to the Purchaser. If the Agreement is terminated after the first 60 days of the Due Diligence Period, then US$300,000 (equivalent to HK$2,340,000) of the Deposits will be paid to the Vendors and the remaining US$200,000 (equivalent to HK$1,560,000) will be paid to the Purchaser.

Either party also has the right to terminate the Agreement by giving the other party a written notice if after the expiration of the Due Diligence Period without the Purchaser terminating the Agreement and if the Federal Government Liens have been released but Closing fails to occur due to the default of the other party. The Vendors will receive the Deposits as full liquidated damages in full satisfaction of its claims against the Purchaser if it is the defaulting party, and the Deposits will be refunded to the Purchaser if the Vendors are the defaulting party.

Zoning Laws Implications

Zoning laws are found in virtually every municipality in the United States, affecting land use, lot size, building heights, density, setbacks, and other aspects of property use. The relevant zoning laws that may be applicable to the Property include:

(i) the restrictions on the uses that can be made of the Property;

(ii) the dimensional requirements for buildings on the Property;

(iii) the density of the development; and

(iv) the extraction of natural resources from land within the Property.

Others

At Closing, the Vendors and the Purchaser will prorate the real estate *ad valorem* property taxes due for the year in which the Closing occurs based upon the number of days the Purchaser will be the owner of the Property and the amount of the 2004 taxable (or the most recent tax bill issued by the Government of the Virgin Islands as of Closing) or the Purchase Price multiplied by tax rate, whichever is greater. In addition, at Closing, the Purchaser will pay to Hamilton the commission fee as agreed between the Purchaser and Hamilton.

Closing of the transaction contemplated under the Agreement shall occur on or before the date which is 365 days after the date of written notice from the Vendors confirming the release of the Federal Government Liens (subject to an extension period to up to an extra 180 days if requested by the Purchaser with payment of US$100,000 (equivalent to HK$780,000) per month).

Reasons for and benefits of the Acquisition of the Property

The Property is located in St. Croix, the largest island of the United States Virgin Islands which is situated between Caribbean Sea and the North Atlantic Ocean next to the British Virgin Islands. St. Croix is the only island amongst the United States Virgin Islands which may grant licence for gaming operations. The total area of the Property is 413.0253 US acres and the area of each of Diamond Keturah Property and Long Point Property is 324.8253 US acres and 88.2 US acres respectively. The Diamond Keturah Property and the Long Point Property are adjacent to each other. In view of the increasing demand on leisure travels and the potential tourist industry to be developed in the United States Virgin Islands, the Group plans to continue its strategy of developing resort businesses. The Company is exploring the feasibility of different methods to develop the Property, which will in turn determine the costs of development and the amount of funds required to be contributed by the Company. It is uncertain as to when the project will be completed at the moment.

The Company intends to develop the Property into:

- a 5 star casino hotel designed by Hill & Glazier;
- a 18-holes golf course designed by Jack Nicklaus or Greg Norman;
- residential units including villas, residences, beach-front villas; and
- fractional ownership units.

It is also intended that the master plan of the development will be designed by EDSA. The proposed operation of the gaming activities at the Property will be subject to the obtaining of all relevant governmental permissions and licenses by the Group. In the event that such plan is materialized, the Company will comply with all applicable Listing Rules and in particular, the guidelines issued by the Stock Exchange in relation to "Gambling Activities Undertaken by Listing Applicants and/or Listed Issuer" dated 11 March 2003.

The Directors are of the view that the proposed Acquisition is in the interest of the Company and the terms of the Agreement and the consideration are fair and reasonable in the interests of the Company and the Shareholders as a whole.

Information of the Group and the Vendors

The Group is principally engaged in the design, manufacture, marketing and distribution of consumer electronic products, property and investment holding and property development.

The Vendors are companies incorporated in United States Virgin Islands for the purpose of investments holding and are owned by the same individual.

To the best knowledge, information and belief of the Directors having made all reasonable enquires, the Vendors and their ultimate beneficial owner are Independent Third Parties.

General

As the consideration for the Acquisition represents more than 25% but less than 100% of the applicable percentage ratios, the Acquisition constitutes a major transaction for the Company under the Listing Rules. Accordingly, the Agreement and the transactions contemplated therein are subject to approval by the Shareholders at the SGM. No Shareholder is required to abstain from voting in respect of the ordinary resolution to approve the Acquisition at the SGM.

A circular containing, among other things, (i) details of the Agreement and the transactions contemplated therein; (ii) the valuation report of the Property and (iii) a notice convening the SGM, will be dispatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 10:01a.m. on 19 June 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 10:00 a.m. on 22 June 2006.

Definitions

In this announcement, the following terms have the following meanings:

"Acquisition" the acquisition of the Property by the Purchaser;

"Agreement" the agreement dated 16 June 2006 entered into amongst the Vendors, the Purchaser and Hamilton for the sale and purchase of the Property;

"Closing" the closing of the transactions contemplated in the Agreement;

"Company" Applied International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;

"Deposits" the initial deposit of US$500,000 (equivalent to HK$3,900,000) and the further deposit of US$300,000 (equivalent to HK$2,340,000) paid and any interest accrued thereon;

"Diamond Keturah Property" the real property located on the Island of St. Croix, United States Virgin Islands and consist of the following:

(i) Parcel 8, Parcel 9, Parcel 10, Rem 46A, Remainder Matr.32B, Road Plot 11 and Road Plot 12, all of Estate Cane Garden Company and Queen Quarter, St. Croix, USVI, as shown on OLG Drawing No. 4335 dated 22 September 1986, revised on 28 December 1990;

(ii) remainder Matr.32A, Parcel 40 and Road Plot 41 all of Estate Granard, Company Quarter, St. Croix, USVI as shown on OLG Drawing No. 4335 dated 22 September 1986, revised on 28 December 1990;

(iii) remainder Matr.31, Parcel No. 1, Parcel No. 2, Parcel No. 3, Parcel No. 4 and Road Plot 6 all of Estate Diamond, Company Quarter, St. Croix, USVI as shown on OLG Drawing No. 4335 dated 22 September 1986, revised on 28 December 1990; and

(iv) Parcel 11 of Estate Retreat, Matrix No. 37b, Company Quarter and Estate Peter's Minde, Matrix Nos. 37a and BA Company Quarter and Matrix No. 54 Queen Quarter, St. Croix, USVI as shown on OLG Drawings No. 4335 dated 22 September 1986, revised on 28 December 1990 together with all tenements, hereditaments and appurtenances belongings and all improvements located thereon;

"Directors"	the directors of the Company;
"Due Diligence Period"	the period from 16 June 2006 through 365 calendar days thereafter;
"Federal Government Liens"	any and all claims by the Federal Government that it is entitled to all or any portion of the sales proceeds under or arising out of an existing criminal proceeding filed against Fathi Yusuf (USA vs Fathi Yusuf et al Dist. Ct (St.T-STJ) 2003/146 (criminal charges); recorded at PC 877, page 446) and any other liens(s) filed by the Federal Government encumbering all or any portion of the Property;
"Group"	the Company and its subsidiaries;
"Hamilton"	Hamilton Real Estate, being the escrow agent;
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Long Point Property"	the real property located on the Island of St. Croix, United States Virgin Islands and consist of the remainder of Parcel No.2 Estate Long Point and Cotton Garden, East End Quarter "B", St. Croix, USVI as shown on OLG 1177 dated 5 March 1962 together with all tenements, hereditaments and appurtenances belongings and all improvements located thereon;
"Peter's Farm"	Peter's Farm Investment Corp, a company incorporated in a United States Virgin Island and the owner of the Long Point Property;
"Property"	the Diamond Keturah Property and the Long Point Property;
"Purchaser"	Batimate Limited, a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of the Company or its assigns;
"Shareholder(s)"	holder(s) of the existing ordinary share(s) of HK$0.01 each in the share capital of the Company;
"SGM"	the special general meeting of the Company to be convened to approve the Agreement and the transactions contemplated thereunder;
"Sixteen Plus"	Sixteen Plus Corporation, a company incorporated in a United States Virgin Island and the owner of the Diamond Keturah Property;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollars, the lawful currency of the U.S.; and
"Vendors"	Sixteen Plus and Peter's Farm.

Unless other specified herein, sums in this announcement expressed in US$ have been translated into HK$ at the rate US$1.00 = HK$7.80.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated: 21 June 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily and South China Morning Post"

APPLIED INT'L<00519> - Suspension of Trading

At the request of Applied International Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 10:01 a.m. today (19/6/2006) pending the release of an announcement regarding a major transaction.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

RESULTS OF THE SPECIAL GENERAL MEETING

The Directors are pleased to announce that the ordinary resolution to approve the grant of options to subscribe for Shares to Mr. Hung Kin Sang Raymond was duly passed by way of poll by the Independent Shareholders at the Special General Meeting held on 7 June 2006.

Reference is made to the notice of the Special General Meeting ("SGM") dated 19 May 2006 (the "SGM Notice") and the circular dated 19 May 2006 (the "Circular") issued by the Company to its Shareholders relating to the proposed grant of options. Unless otherwise stated, terms defined in the Circular have the same meaning in this announcement.

RESULTS OF THE SGM

The Company is pleased to announce that the ordinary resolution set out in the SGM Notice was duly passed by the Independent Shareholders at the SGM held on 7 June 2006 which was approved by way of a poll. The scrutineer of the SGM was Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar and transfer office of the Company.

Details of the poll results in respect of the ordinary resolution proposed at the SGM were as follows:

ORDINARY RESOLUTION	NUMBER OF SHARES (%)		TOTAL NUMBER OF VOTES
	For	Against	
To confirm and approve the granting of options to subscribe for shares representing 5% of the Company's issued share capital to Mr. Hung Kin Sang, Raymond and in the terms of the option as set out in the Circular	357,123,560 (99.9736%)	94,300 (0.0264%)	357,217,860

As at the date of the SGM, the issued share capital of the Company was 912,222,826 Shares. As set out in the Circular, all connected persons of the Company are required to abstain from voting in favour of the ordinary resolution proposed at the SGM. Such connected persons which hold in aggregate 455,634,640 Shares, representing approximately 49.95% of the issued share capital of the Company, have abstained from voting for the resolution at the SGM. As a result, the total number of issued Shares of the Company entitling the Independent Shareholders to attend and vote for or against the ordinary resolution at the SGM was 456,588,186 Shares. There were 12,370,056 Shares entitling the holders to attend and vote only against the ordinary resolution at the SGM.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated:-7 June 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

MEMORANDUM OF AGREEMENT FOR PROPOSED INVESTMENT AND DEVELOPMENT OF BEEF ISLAND, BRITISH VIRGIN ISLANDS

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements issued by the Company dated 27 October 2004, 6 April 2005, 19 April 2005, 20 April 2005, 6 December 2005 and 22 March 2006 regarding, amongst other things, the discussion with independent parties in relation to the development of the Site which is owned by Quorum. The Directors are pleased to announce that the Company has entered into the MOA with Interlink and IGY on 20 May 2006 in respect of the proposed investment and development of the Site.

The proposed transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements issued by the Company dated 27 October 2004, 6 April 2005, 19 April 2005, 20 April 2005, 6 December 2005 and 22 March 2006 regarding, amongst other things, the discussion with independent parties in relation to the development of the Site which is owned by Quorum. The Directors are pleased to announce that the Company has entered into the MOA with Interlink and IGY on 20 May 2006 in respect of the proposed investment and development of the Site.

MEMORANDUM OF AGREEMENT

Under the MOA, the parties set out their intention to:–

(i) enter into a joint venture arrangement regarding the development of the Site and pursuant to which the Company, Interlink and IGY will hold 50%, 25% and 25% interest in Quorum respectively;

(ii) develop by Development Co, on behalf of Quorum, the Site in phases into a luxury resort, with a luxury hotel (or condo-hotel), 18 hole championship golf course, villas and condominium apartments, high-end retail commercial area and a marina; and

(iii) enter into a management agreement with Development Co pursuant to which Development Co will act as manager for the project;

Under the terms of the MOA, subject to formal contract and the obtaining of the term loan mentioned below, (i) Quorum will redeem 50% of the equity held by Applied for a consideration of US$30 million in cash and (ii) each of Interlink and IGY will subscribe 25% interest in Quorum for a consideration of

US$5.5 million and each of them are obliged to fund up to US$5 million of additional cash for the development of the Site by way of a promissory note. Quorum shall use part of a term loan in the sum of US$51 million to be solely secured by a first priority mortgage lien on the Site and arranged by Interlink and IGY by 25 June 2006 to redeem the aforesaid interest of Applied in Quorum. After the disbursement of the term loan and the investments mentioned above, Quorum will have US$21 million cash remaining from the term loan, cash of US$11 million from Interlink and IGY as subscription monies and an obligation to fund up to US$5 million from each of Interlink and IGY. Upon the consummation of the initial investment in Quorum by Applied, Interlink and IGY, the board of directors of Quorum will consist of 4 directors, 2 to be appointed by Applied and 1 by each of Interlink and IGY. In respect of the development of the Site, the board of directors of Quorum will have the authority to approve the Master Plan, budgets in excess of agreed amount and certain reserved matters.

Under the MOA, the Site will be developed and managed by Development Co, which is a new entity to be formed by Interlink and IGY. Certain material decisions of Development Co will have to be referred to the board of Quorum for determination. Details of the operation of Development Co will be set out in its articles of association and shareholders agreement. The hotel will be managed by a premier hotel management firm to be approved by the board of directors of Development Co. Development Co will develop the Site in accordance with the development agreement entered into between Quorum and the government of the British Virgin Islands, the approved Master Plan detailed construction drawings approved by relevant authorities. The development will be financed in accordance with the agreement amongst the parties and a budget approved by Development Co which, if in excess of the amount agreed by the parties, will be subject to approval by the board of directors of Quorum.

Under the MOA, Applied has granted to IGY and Interlink an exclusivity period through 25 June 2006 to conduct due diligence and prepare transaction documentation. During such period, Applied will not conduct negotiations or enter into arrangements with other parties in respect of the development of the Site. The MOA sets out the general terms upon which the parties intend to develop and operate the project and are subject to, amongst other things, the execution of final agreements between the parties. The entering into of the final agreements may constitute a notifiable transaction of the Company under the Listing Rules and in such event, further announcement will be made by the Company in compliance with the Listing Rules.

The proposed transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

PROJECT FINANCE

The Directors are also pleased to announce that Quorum has received a proposal from a leading international bank for a term loan financing in the sum of approximately US$350 million with no corporate guarantee by the Company to fund the project. The loan is proposed to be funded in two tranches: (i) US$200 million of a 5-year 1st lien term loan and (ii) US$150 million of a 6-year 2nd lien term loan. The Company is considering the terms of the proposal and no agreement has yet been entered into between the parties.

INFORMATION ON INTERLINK AND IGY

Interlink

Interlink is an international leading residential and commercial developer worldwide. With more than 25 years of experience, Interlink has developed over 2,000 homes from Farmers Home and FHA to high-end suburban single-family and beachfront condominiums. Interlink has evolved into one of the most respected and financially sound development companies in the Caribbean.

Signature projects of Interlink includes Paseos, the first master-planned residential community in Puerto Rico; Las Casitas Village at El Conquistador Resort & Country Club, the only A.A.A. Five Diamond hotel in the Caribbean; Centro Europa, the award winning urban renewal, mixed-use complex in Santurce; the renovation works at Hotel El Convento in Old San Juan and El San Juan Hotel & Casino in Isla Verde; the turn-key development and leasing of City View Plaza in Guaynabo; and residential projects like Carrión Court Playa, Palmas Plantation, Paseo del Parque, Paseo Las Brisas and Dorado Reef have been recognized as standards of excellence in the industry and landmarks in their communities.

IGY

IGY is the premier developer and manager of luxury marina facilities. IGY focuses on designing, developing, acquiring, and controlling mega-yacht and other luxury-class marina facilities in key yachting and nautical tourism areas around the world. Headquartered in New York, IGY also has offices in Ft. Lauderdale, Florida, Greenville, South Carolina, St. Thomas, US Virgin Islands, St. Maarten, Netherlands Antilles, and Dubai, UAE. IGY's flagship development is Yacht Haven Grande, a US$175 million mega-yacht marina and mixed-use facility located in St. Thomas, United States Virgin Islands, and scheduled to open in September 2006.

IGY is a controlled affiliate of Island Capital Group LLC ("ICG"), a real estate merchant bank headquartered in New York. ICG holds a portfolio of interests in real estate investment properties and securities with market capitalization of more than US$20 billion. The current portfolio includes 230 Park Avenue in New York, 260 Park Avenue South in New York and (under purchase contract) 450 Lexington Avenue in New York. ICG has recently sold interests in more than US$8 billion of investment properties located throughout the United States. ICG was founded in 2003 by Andrew L. Farkas, who was previously Chairman and Chief Executive Officer of Insignia Financial Group, Inc. (NYSE: IFS), a global real estate services company that was merged with CB Richard Ellis in July 2003 to form the world's largest commercial real estate services company. During the period from its founding with US$5 million of equity in 1990 through its merger in 2003, Mr. Farkas grew Insignia into the largest owner and operator of multifamily real estate and among the largest owners and operators of commercial space in the United States, controlling or managing approximately 350,000 residential units and over 200 million square feet of commercial space.

Both Interlink and IGY are Independent Third Parties.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:–

"Board"	the board of Directors of the Company;
"Company"	Applied International Holdings Limited ("Applied"), a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Development Co"	a new entity to be formed by Interlink and IGY;
"Group"	the Company and its subsidiaries;

"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Party"	a person who, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, is independent of the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as that term is defined in the Listing Rules) and who is not a connected person of the Company (as that term is defined in the Listing Rules);
"Interlink"	Interlink Realty International, Corp., a company incorporated in Puerto Rico and an Independent Third Party;
"IGY"	Island Global Yachting Acquisitions LLC, a company incorporated in United States and an Independent Third Party;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"MOA"	the memorandum of agreement entered into amongst the Company, Quorum, IGY and Interlink dated 20 May 2006;
"Quorum"	Quorum Island (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
"Site"	a site of approximately 663 acres located at Beef Island, Tortola, the British Virgin Islands;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	US dollars, the lawful currency of the US.

By order of the board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Hong Kong, 24 May 2006

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

RECEIVED

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

FORM OF PROXY FOR THE SPECIAL GENERAL MEETING TO BE HELD ON 7 JUNE 2006

I/We *(Note 1)* ____

of ____

being the registered holder(s) of *(Note 2)* ordinary shares (the "Shares") of HK$0.01 each in the share capital of Applied International Holdings Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note 3)*,

or ____

of ____

as my/our proxy to attend and act for me/us and on my/our behalf at the special general meeting of the Company to be held at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong, on 7 June 2006 at 10:20 a.m. (and at any adjournment thereof) (the "SGM") for the purpose of considering and, if thought fit, passing the ordinary resolution as set out in the notice convening the SGM and at the SGM (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolution as hereunder indicated, or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the SGM in such manner as he/she thinks fit.

ORDINARY RESOLUTION	FOR *(Note 4)*	AGAINST *(Note 4)*
To confirm and approve the grant of options to subscribe for shares representing 5% of the Company's issued share capital to Mr. Hung Kin Sang, Raymond and the terms of the Option as set out in the Company's circular dated 19 May 2006		

Dated this ________ day of ____________________ 2006 Signature(s) *(Note 5)* ____________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.
2. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out **"THE CHAIRMAN OF THE MEETING"** and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. IMPORTANT: If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6. In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).
7. In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish.

* *For identification purpose only*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Applied International Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

GRANT OF OPTIONS TO A DIRECTOR

A notice convening the SGM (as defined herein) of Applied International Holdings Limited to be held on 7 June 2006 at 10:20 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 7 to 8 of this circular. Whether or not you are able to attend the SGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

* *For identification purpose only*

19 May 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"HK$"	Hong Kong dollars;
"Independent Shareholders"	Shareholders other than the connected persons (as defined in the Listing Rules) of the Company including Mr. Hung and his associates;
"iQuorum"	iQuorum Cybernet Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of the Company;
"Latest Practicable Date"	19 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Mr. Hung"	Mr. Hung Kin Sang, Raymond, an executive Director and a substantial Shareholder;
"SGM"	the special general meeting of the Company to be convened to approve the grant of share options to Mr. Hung;
"Share Option Scheme"	the share option scheme adopted by the Company on 16 September 2002 and expiring on 15 September 2012;
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

Executive Directors
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and
Principal Place of Business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

19 May 2006

To the Shareholders

Dear Sir/Madam,

GRANT OF OPTIONS TO A DIRECTOR

INTRODUCTION

Share Option Scheme

On 16 September 2002, the Company adopted the Share Option Scheme for the primary purpose of providing incentives to Directors and eligible employees. The Share Option Scheme will expire on 15 September 2012. Under the Share Option Scheme, the Board may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for Shares.

The total number of Shares in respect of which options may be granted under the Share Option Scheme and any other share option schemes of the Company shall not exceed 10% of the Shares in issue as at the date of adoption of the Share Option Scheme. The number of Shares in respect of which options may be granted to a specifically identified single grantee under the Share Option Scheme and any other share option schemes of the Company shall not in any 12 month period exceed 1% of the shares of the Company in issue.

* *For identification purpose only*

No option has been granted under the Share Option Scheme since it has been adopted. Details of the Share Option Scheme were wet out in the Company's circular dated 28 August 2002.

Proposed granted of options to a Director

The Board proposed in the board meeting held on 25 April 2006 to grant options to subscribe for Shares representing 5% of the issued share capital of the Company (the "Option") to Mr. Hung. Mr. Hung is an executive Director and a substantial Shareholder interested in 443,264,584 Shares as at the Latest Practicable Date, representing 48.49% shareholding of the Company through (i) a discretionary trust in which Mr. Hung is one of the beneficiaries of the trust (ii) an indirect interests in iQuorum, a wholly owned subsidiary of the Company and (iii) Shares held by himself.

Number of Shares which may be issued under the Option

As at the Latest Practicable Date, there were in issue an aggregate of 914,202,826 Shares. Assuming no further Shares are issued prior to the date of the SGM, a total of 45,710,141 Shares may be issued under the Option, representing 5 per cent. of the issued share capital of the Company as at the date of the SGM.

Pursuant to Note (2) to Rule 17.03(3) of the Listing Rules, the limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option schemes must not exceed 30 per cent. of the issued share capital from time to time. The Directors confirmed that the grant of the Option will not result in this 30 per cent. limit being exceeded.

Reasons for the grant of the Option

Mr. Hung is an executive Director of the Company who is primarily responsible for overall management activities of the Company including business strategy planning and business development with particular emphasis on the development of the project in the British Virgin Islands. The Option proposed to be granted to him will serve as an incentive for his continuing commitment and contribution to the Group in the future.

Conditions of the Option

The Option is conditional on the passing of an ordinary resolution by the Independent Shareholders at the SGM to approve the grant of the Option and to authorise the directors to allot and issue Shares pursuant to the exercise of the Option.

Principal terms of the Option

The principal terms of the Option are as follows:

Grantor:	The Company
Grantee:	Mr. Hung Kin Sang, Raymond
Date of Grant:	25 April 2006 ("Date of Grant")
Exercise Period:	The Shares under the Option must be taken up within 5 years from the grant of the Option. There is no minimum period for the Option to be held before it can be exercised.
Performance Target:	The Option does not specify a performance target which must be achieved before it can be exercised.
Payment on acceptance of the Option:	The Option must be taken within 30 days from the Date of Grant. Mr. Hung shall remit HK$1.00 in favour of the Company upon acceptance of the grant of the Option.
Exercise Price:	HK$0.54 per Share, being the higher of (i) the closing price of the Shares on the Date of Grant and (ii) the average closing price of the Shares for the 5 business days immediately before the Date of Grant. The closing price of the Shares on the Date of Grant and 5 days preceding it are as follows:

Date	Closing Price
18 April 2006	HK$0.445
19 April 2006	HK$0.445
20 April 2006	HK$0.455
21 April 2006	HK$0.560
24 April 2006	HK$0.590
25 April 2006	HK$0.540

Ranking of Shares:	Shares allotted on the exercise of the Option will rank pari passu with the other Shares in issue at the relevant date of allotment except in respect of any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the relevant date of allotment.

Shareholders' approval for the Option

Pursuant to Rules 17.03(4) and 17.04(1) of the Listing Rules,

(1) where any further grant of options to a participant would result in the securities issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the relevant class of securities in issue, such further grant must be separately approved by Shareholders in general meeting with such participant and his associates abstaining from voting;

(2) each grant of options to a Director, chief executive or substantial shareholder of a listed issuer under the Share Option Scheme must be approved by independent non-executive Directors (excluding independent non-executive Director who is the grantee of the options); and

(3) where any grant of options to a substantial Shareholder would result in the securities issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:–

(a) representing in aggregate over 0.1% of the relevant class of securities in issue; and

(b) (where securities are listed on the Stock Exchange), having an aggregate value based on the closing price of the securities at the date of each grant, in excess of HK$5 million,

such further grant of options must be approved by Shareholders.

Therefore, the Option will be subject to approval of the Independent Shareholders at the SGM. All connected persons of the Company including Mr. Hung and his associates shall abstain from voting in favour at the SGM.

Voting by poll

Pursuant to rules 17.04(2) and 13.39(4) of the Listing Rules, the vote taken at the SGM to approve the grant of the Option must be taken on a poll.

Procedures for demanding a poll

Pursuant to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by: (i) the chairman of such meeting; or (ii) at least three members present in person or by proxy or by representative for the time being entitled

to vote at the meeting; or (iii) a member or members present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (iv) by a member or members present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

SGM notice & proxy form

A notice convening the SGM to be held on 7 June 2006 at 10:20 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 7 to 8 of this circular for the purpose of considering and, if thought fit, passing with or without amendments the ordinary resolution set out therein.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

RECOMMENDATION

The independent non-executive Directors of the Company have reviewed the Share Option Scheme and the proposed terms of the Option and consider that the proposed terms of the Option are fair and reasonable and the Option is granted with a view to motivating and retaining high performing individuals and promoting the enhancement of the value of its Shareholders. Accordingly, the independent non-executive Directors recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the grant of the Option.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong at 10:20 a.m. on 7 June 2006 for the purpose of considering and, if thought fit, passing with or without amendment the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(i) the grant of options to subscribe for shares representing 5% of the Company's issued share capital (the "Option") to Mr. Hung Kin Sang, Raymond and the terms of the Option as set out in the Company's circular dated 19 May 2006 be confirmed and approved; and

(ii) the Board be and is hereby authorised, to grant the Option and to allot and issue shares of the Company pursuant to the exercise of such Option."

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated 19 May 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

* *For identification purpose only*

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong at 10:20 a.m. on 7 June 2006 for the purpose of considering and, if thought fit, passing with or without amendment the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(i) the grant of options to subscribe for shares representing 5% of the Company's issued share capital (the "Option") to Mr. Hung Kin Sang, Raymond and the terms of the Option as set out in the Company's circular dated 19 May 2006 be confirmed and approved; and

(ii) the Board be and is hereby authorised, to grant the Option and to allot and issue shares of the Company pursuant to the exercise of such Option."

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated 19 May 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

FORM OF PROXY FOR THE SPECIAL GENERAL MEETING TO BE HELD ON 7 JUNE 2006

I/We *(Note 1)* ______________________________

of ______________________________

being the registered holder(s) of *(Note 2)* ______________ ordinary shares (the "Shares") of HK$0.01 each in the share capital of Applied International Holdings Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note 3)*, or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the special general meeting of the Company to be held at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong, on 7 June 2006 at 10:00 a.m. (and at any adjournment thereof) (the "SGM") for the purpose of considering and, if thought fit, passing the ordinary resolution as set out in the notice convening the SGM and at the SGM (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolution as hereunder indicated, or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the SGM in such manner as he/she thinks fit.

ORDINARY RESOLUTION	FOR *(Note 4)*	AGAINST *(Note4)*
To approve, confirm and ratify the agreement and the transactions contemplated thereunder in respect of the disposal of the property held by a wholly-owned subsidiary of the Company		

Dated this __________ day of __________ 2006 Signature(s) *(Note 5)* ______________________

Notes:

1. Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.

2. Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3. If any proxy other than the Chairman of the Meeting is preferred, strike out "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

4. IMPORTANT: If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6. In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).

7. In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish.

* *For identification only*

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Applied International Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

MAJOR TRANSACTION

DISPOSAL OF PROPERTY

A notice convening the SGM (as defined herein) of Applied International Holdings Limited to be held on 7 June 2006 (Wednesday) at 10:00 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 18 to 19 of this circular. Whether or not you are able to attend the SGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

* *For identification only*

15 May 2006

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Acquisition"	the acquisition of the Property by RJP Electronics Limited in February 1999;
"Announcement"	the announcement dated 10 April 2006 issued by the Company in relation to a proposed Disposal of the Property;
"Agreement"	the provisional agreement dated 7 April 2006 between iQuorum and Birdsville for the sale and purchase of the Property;
"Birdsville"	Birdsville Enterprises Limited, a company incorporated in the British Virgin Islands and the beneficial owners of which are all Independent Third Parties;
"Board"	the board of Directors;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the proposed disposal of the Property by iQuorum to Birdsville pursuant to the Agreement;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars;
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules;
"iQuorum"	iQuorum Cybernet Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of the Company;

"Latest Practicable Date"	12 May 2006, being the latest practicable date prior to the printing of this circular for ascertaining information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	a property located in the commercial business district in Central, Hong Kong being the whole of 41st Floor, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong with a floor area of approximately 10,800 square feet;
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong);
"SGM"	the special general meeting of the Company to be convened to approve the Agreement and the transactions contemplated thereunder;
"Share(s)"	ordinary share(s) of HK$0.01 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of the Share(s); and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

Executive Directors
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head Office and Principal Place of Business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

15 May 2006

To the Shareholders

Dear Sir/Madam,

MAJOR TRANSACTION
DISPOSAL OF PROPERTY

INTRODUCTION

On 7 April 2006, iQuorum entered into the Agreement with Birdsville for the sale and purchase of the Property. The consideration for the Disposal of the Property by iQuorum is HK$118,800,000.

THE DISPOSAL

iQuorum, a wholly-owned subsidiary of the Company and Birdsville entered into the Agreement on 7 April 2006 for the disposal of the Property located in the commercial business district in Central, Hong Kong. The parties are required to enter into a formal agreement for the sale and purchase of the Property on or before 28 April 2006.

* *For identification only*

The transactions contemplated under the Agreement constitute a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to Shareholders' approval at SGM to be convened.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, Birdsville and the ultimate beneficial owners of Birdsville are Independent Third Parties.

THE PROPERTY

Date of the Agreement:	7 April 2006
Vendor:	iQuorum
Purchaser:	Birdsville, an Independent Third Party
Summary:	The Agreement was entered into between iQuorum and Birdsville pursuant to which iQuorum has agreed to sell and Birdsville has agreed to purchase the Property. The consideration for the Disposal of the Property by iQuorum is HK$118,800,000. The parties are required to enter into a formal agreement for the sale and purchase of the Property on or before 28 April 2006. The Agreement is legally binding on iQuorum and Birdsville. The initial deposit being HK$3,000,000 has been paid to iQuorum's solicitors as stakeholder (the "Stakeholder") upon signing of the Agreement. Further deposit in the sum of HK$8,880,000 is payable to the Stakeholder upon signing of the formal agreement (which is expected to be on 28 April 2006) and the remaining consideration for the purchase of the Property being HK$106,920,000 is payable on completion. The Disposal is expected to be completed on or before 25 July 2006.

REASONS FOR AND BENEFITS OF THE DISPOSAL OF THE PROPERTY

The Property is located in the prime commercial district in Central, Hong Kong and was acquired by the Group in February 1999. The Property has been leased to third parties since it was acquired by the Group except half of which was used by the Group as their offices of business until mid 2004.

In light of the increase in the value of real estate in the Hong Kong property market and the substantial gain expected to be generated from the proposed Disposal, the Directors consider that it is an opportunity for the Group to realise its investment in the property market. The Group purchased the Property in October 1998 at a cost of HK$60,480,000, details of which are set out in the announcement issued by RJP Electronics Limited, the former name of

iQuorum, dated 19 October 1998. The expected aggregate gain accrued to the Group upon completion of the Disposal is approximately HK$57,500,000 after taking into account the original cost of acquisition of the Property being HK$60,480,000 and other selling expenses payable by the Group in relation to the Disposal of approximately HK$820,000.

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the parties by reference to the market value of similar properties in the same location. Based on information obtained from real-estate agent, the average price per square feet of Far East Finance Centre as at February 2006 is HK$9,700 and the market value of the Property with square feet of 10,800 is therefore approximately HK$104,760,000. The consideration of the Disposal is at 13.4% premium compared to such market value. The Directors considered that the Disposal at such premium is a good opportunity for the Company to realise its investment.

The valuation of the Property as at 31 March 2006 is HK$107,000,000, details of which are set out in Appendix I of this circular. The book value of the Property as at 31 December 2005 is HK$118,000,000, and the consideration to be received by the Group from the Disposal exceeds such value by HK$800,000.

EFFECT OF THE DISPOSAL ON THE EARNINGS, ASSETS AND LIABILITIES OF THE COMPANY

The net profits before and after taxation and extraordinary items attributable to the Property are approximately HK$42,348,000 and HK$20,514,000 for the two financial years ended 30 June 2005 respectively. As the book value of the Property as at 31 December 2005 is approximately HK$118,000,000, the Disposal, after taking into account the selling expenses and commission fee payable to the real estate agent, will not result in a material impact on the total earnings of the Company.

The Group intends to use the sale proceeds from the Disposal of approximately HK$47 million for repayment of bank loans, approximately HK$50 million for acquisition of land bank for future resort development in the region of South East Asia, Pacific Islands and Caribbean and the balance for general working capital of the Group.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The British Virgin Islands Project ("BVI Project") is the current core business development of the Group, in which the Group partners with world-class companies including Nicklaus Design, EDSA, Applied Technology & Management Inc., Hill Glazier and Wilson & Associates in developing a possible joint venture with leading resort developers and investment funds in the United States of America. The construction and infrastructure works of the BVI Project consists of a 18 holes Jack Nicklaus Signature golf course, a club house and golf residences, a marina bay residential & marina village with a state-of-the-art mega-yacht facility, a 5-star luxury resort, a Mount Alma residential site, an ocean-view residential site and an airport commercial site. In addition to the development of the BVI Project, the Group will continue to explore more investment and project development opportunities in resort and property markets to optimize earnings as the OEM business of the Group continuously generate stable revenue to the Group.

INFORMATION OF THE GROUP AND BIRDSVILLE

The Group is principally engaged in the design, manufacture, marketing and distribution of consumer electronic products, property and investment holding and property development.

Birdsville is a company incorporated in the British Virgin Islands for the purpose of investments holding.

To the best knowledge, information and belief of the Directors having made all reasonable enquiries, Birdsville and the ultimate beneficial owners of Birdsville are Independent Third Parties.

SPECIAL GENERAL MEETING

As the consideration for the Disposal represents more than 25% but less than 75% of the applicable percentage ratios, the Disposal constitutes a major transaction for the Company under the Listing Rules. Accordingly, the Agreement and the transactions contemplated thereunder are subject to approval by the Shareholders at the SGM.

A notice convening the SGM to be held on 7 June 2006 (Wednesday) at 10:00 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 18 to 19 of this circular for the purpose of considering and, if thought fit, passing with or without amendments the ordinary resolution set out therein.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, no Shareholder has a material interest in the Disposal. Accordingly, no Shareholder is required to abstain from voting on the resolution to approve the Agreement at the SGM and the transactions contemplated thereunder.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the SGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the SGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the SGM or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors (including all the independent non-executive Directors) are of the view that the proposed Disposal is in the interest of the Company and the terms of the Agreement and the consideration are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors (including all the independent non-executive Directors) recommend the Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM to approve the Agreement and the transactions contemplated thereunder.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants
10th Floor, The Grande Building
398 Kwun Tong Road
Kowloon
Hong Kong

21 April 2006

The Directors
iQuorum Cybernet Limited
Unit 3402, 34th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Dear Sirs,

41st Floor
Far East Finance Centre
No. 16 Harcourt Road
Hong Kong

In accordance with your instructions for us to value the above property located in Hong Kong, we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property for sale and purchase purpose as at 31 March 2006 ("the date of valuation").

Our valuation of the property is our opinion of the market value which we would define as intended to mean – "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In valuing the property, we have valued the property on the basis of capitalization of net rental income derived from the existing tenancy and made allowance for reversionary income potential of the properties and by reference to comparable market transactions.

Our valuations have been made on the assumption that the owners sell the relevant properties on the open market without the benefit of deferred terms contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to increase the values of such interests. In addition, no forced sale situation in any manner is assumed in our valuations.

We have inspected the exterior and, where possible, the interior of the property. However, we have not carried out a structural survey. We are therefore unable to report whether any such parts of the property interests are free from decay, damage by insects or any other structural defects. However, in the course of our inspection, we have not discovered any serious defects.

We have relied to a very considerable extent on the information provided by you and have accepted advice given to us on such matters as tenure, particulars of occupancy, lettings and floor areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in copies of documents provided to us and are therefore only approximations.

We have been provided with copies of title documents relating to such property interest. For property located in Hong Kong, we have caused searches to be made at the relevant Land Registry and in some instances, we have been provided with copies of title documents relating to those properties. We have not, however, searched the original documents to verify ownership or existence of any amendment which does not appear on the copies handed to us. All documents and leases have been used for reference only.

We have had no reason to doubt the truth and accuracy of the information provided to us by you. We were also advised by you that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

In valuing the property, we have complied with the requirements set out in the HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors.

Unless otherwise stated, all money amounts stated are in Hong Kong Dollars.

We enclose herewith a valuation certificate.

Yours faithfully,
For and on behalf of
VIGERS APPRAISAL & CONSULTING LIMITED
Raymond Ho Kai Kwong
Registered Professional Surveyor
MRICS, MHKIS, MSc(e-com)
Executive Director

VALUATION CERTIFICATE

Property	Description and Tenure	Particulars of occupancy	Market value as at 31 March 2006
41st Floor, Far East Finance Centre, No.16 Harcourt Road, Hong Kong 251/13200th shares of and in Inland Lot No. 8466	The property comprises the whole of 41st floor of a 48-storey commercial building completed in or about 1982. The property has a gross floor area of approximately 10,801 sq.ft. (1,003.44 sq.m.). The property is held under a Conditions of Sale No. 11418 for a term of 75 years commencing from 23 July 1980 with a right of renewal for a further term of 75 years at an annual rent of HK$1,000 for the lot.	Portion of the property (Unit 4101) is subject to a tenancy for a term expiring on 19 December 2006 at a monthly rent of HK$103,636 (exclusive of air-conditioning, rates, government rent, management fee and all outgoings). Another portion of the property (Unit 4102) is subject to another tenancy for a term expiring on 31 May 2007 at a monthly rent of HK$36,218 (exclusive of air-conditioning, rates, management fee and all outgoings). The remaining portion of the property is at present vacant.	HK$107,000,000

Notes:

1. The registered owner of the property is iQuorum Cybernet Limited.

2. The property is subject to a legal charge/mortgage in favour of The Bank of East Asia, Limited vide Memorial No. 05082500560097 dated 27 July 2005.

3. The property is subject to an earnings assignment and charge over account in favour of The Bank of East Asia, Limited vide Memorial No. 05082500560102 dated 27 July 2005.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(i) Long positions in Shares

Name	Beneficial	Founder of a discretionary trust and discretionary object	Corporate	Total number of Shares	Approximate % shareholding
Hung Kin Sang, Raymond	3,280,000	405,655,584 *(Note 1)*	34,329,000 *(Note 2)*	443,264,584	48.41%
Hung Wong Kar Gee, Mimi	9,070,056	405,655,584 *(Note 1)*	34,329,000 *(Note 2)*	449,054,640	49.04%
Fang Chin Ping	100,000	–	–	100,000	0.01%
Hung Kai Mau, Marcus	2,100,000	–	–	2,100,000	0.23%
Soo Hung Leung, Lincoln	1,100,000	–	–	1,100,000	0.12%

(ii) Long positions in shares of associated corporations

Name	Beneficial	Other	Name of associated corporation	Total number of Shares	Approximate % shareholding
Fang Chin Ping	199,999	1 *(Note 3)*	Quorum Bio-Tech Limited *(Note 3)*	200,000	2%

Notes:

(1) These Shares are held by the following companies:

	Number of Shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
	405,655,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Mr. Hung Kin Sang, Raymond and Ms. Hung Wong Kar Gee, Mimi.

(2) These Shares are held by iQuorum Cybernet Limited which is a wholly-owned subsidiary of the Company. As Capita Company Inc. owns more than one-third of the issued Shares and Capital Company Inc. is in turn a wholly-owned subsidiary of the Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Mr. Hung Kin Sang, Raymond and Ms. Hung Wong Kar Gee, Mimi, both Mr. Hung Kin Sang, Raymond and Ms. Hung Wong Kar Gee, Mimi are deemed to be interested in such long positions.

(3) Mr. Fang Chin Ping is the registered holder of 200,000 shares of Quorum Bio-Tech Limited, a 89% owned subsidiary of iQuorum, of which he holds 1 share on trust for iQuorum.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

As at the Latest Practicable Date, none of the Directors had any interest, either direct or indirect, in any assets which have been, since 30 June 2005, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and is significant in relation to the business of the Group.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Name	Capacity	Number of Shares	% shareholding
Capita Company Inc.	Beneficial	359,153,435	39.22%
Marami Foundation	Corporate	405,655,584 *(Note 1 above)*	44.30%
iQuorum Cybernet Limited	Beneficial	34,329,000	3.75%

(c) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 5 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% Shareholding
Wideland Electronics Limited	Ma Yi Fat	40%
Wideland Electronics Limited	Ma Siu Lun Frank	9%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 5 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

3. SERVICE CONTRACTS

As at the Latest Practicable Date, save as disclosed above, none of the Directors has entered into any service agreement with any member of the Group nor are there any other service agreements proposed which will not expire or be determinable by the Company within one year without payment of compensation (other than statutory compensation).

4. WORKING CAPITAL

The Directors of the Company are of the opinion that, after taking into account the internal resources available to the Group, net proceed from the Disposal and present available banking facilities and in the absence of any unforeseen circumstances, the Group has sufficient working capital for the next twelve months from the date of this circular.

5. INDEBTEDNESS

At the close of business on 31 March 2006 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular), the Group had outstanding bank borrowings of approximately HK$81.4 million, which was secured by certain of the Group's bank deposits, investment properties and property, plant and equipment. In addition, the Group had outstanding at that date unsecured other loan of approximately HK$19.7 million and obligations under finance leases of approximately HK$5.5 million.

Save as aforesaid or as otherwise disclosed herein, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 31 March 2006 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptable credits, debentures, mortgages, charges, hire purchase commitments, guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 31 March 2006.

The Directors have confirmed that there has no material change in the indebtedness or contingent liabilities of the Group since 31 March 2006.

6. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

7. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or any of his/her associates (as such term is defined in the Listing Rules) had an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group required to be disclosed pursuant to rule 8.10 of the Listing Rules other than those businesses to which the Directors were appointed to represent the interests of the Company and/or the Group.

8. EXPERT AND CONSENT

The following is the qualification of the expert who has been named in this circular or has given opinions, letter or advices contained in this circular:

Name	Qualification
Vigers Appraisal & Consulting Limited ("Vigers")	International Asset Appraisal Consultants

Vigers has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and / or references to its name, in the form and context in which it appears.

Vigers is not interested in the assets which have been acquired or disposal of by or leased to any member of the Group, since 30 June 2005, the date to which the latest audited consolidated financial statements of the Group were made up.

9. MATERIAL CONTRACTS

No contract (not being contract entered into in the ordinary course of business) has been entered into by the Company or its subsidiaries within the two years preceding the date of this circular up to the Latest Practicable Date and which is or may be material.

10. PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 66 of the bye-laws of the Company, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by: (i) the chairman of such meeting; or (ii) at least three members present in person or by proxy or by representative for the time being entitled to vote at the meeting; or (iii) a member or members present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (iv) by a member or members present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong during normal business on any weekday (except public holidays) from the date of this circular up to and including 30 May 2006:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company of the two financial years immediately preceding the issue of this circular;

(c) the valuation report dated 31 March 2006;

(d) the material contract referred to in this appendix; and

(e) the following circular was issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 30 June 2005, being the date to which the latest published audited consolidated financial statements of the Group were made up:

- a supplemental circular dated 4 July 2005 following the issued of a circular dated 4 October 2004 regarding, amongst others, a disposal of interest in Applied Properties (Jiang Men) Ltd. S.A., an indirect wholly owned subsidiary of the Company by Applied China Properties Limited, a wholly owned subsidiary of the Company to Mr. Lai Kwok Wah for a consideration of RMB15,000,000, which was subsequently reduced to RMB14,400,000.

12. GENERAL

(i) The secretary of the Company is Ms. Lee Wai Fun, Betty, associate member of The Institute of Chartered Secretaries and Administrators and associate member of The Hong Kong Institute of Chartered Secretaries.

(ii) The qualified accountant of the Company is Ms. Ng Kit Ling, Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and Member of the Association of Chartered Certified Accountants in United Kingdom.

(iii) The share registrar and transfer office of the Company in Hong Kong is located at Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(iv) The English version of this circular shall prevail over the Chinese text.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held on 7 June 2006 (Wednesday) at 10:00 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing with or without amendment the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(i) the agreement (the "Agreement") dated 7 April 2006 entered into between iQuorum Cybernet Limited, as vendor, and Birdsville Enterprises Limited as purchaser, for the sale and purchase of the property located in the commercial business district at 41st Floor, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong with a floor area of approximately 10,800 square feet for the sum of HK$118,800,000 (a copy of which has been produced at the SGM and marked as "A" and signed by the chairman of the SGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(ii) the board of directors of the Company (the "Board") be and is hereby authorised to do all other acts and things and take such action as may in the opinion of the Board be necessary desirable or expedient to implement and give effect to the transactions contemplated under the Agreement."

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated 15 May 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

* *For identification only*

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "SGM") of Applied International Holdings Limited (the "Company") will be held on 7 June 2006 (Wednesday) at 10:00 a.m. at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong for the purpose of considering and, if thought fit, passing with or without amendment the following resolution which will be proposed as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(i) the agreement (the "Agreement") dated 7 April 2006 entered into between iQuorum Cybernet Limited, as vendor, and Birdsville Enterprises Limited as purchaser, for the sale and purchase of the property located in the commercial business district at 41st Floor, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong with a floor area of approximately 10,800 square feet for the sum of HK$118,800,000 (a copy of which has been produced at the SGM and marked as "A" and signed by the chairman of the SGM for the purpose of identification) and the transactions contemplated thereunder be and are hereby approved, confirmed and ratified; and

(ii) the board of directors of the Company (the "Board") be and is hereby authorised to do all other acts and things and take such action as may in the opinion of the Board be necessary desirable or expedient to implement and give effect to the transactions contemplated under the Agreement."

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Dated 15 May 2006

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

MAJOR TRANSACTION
DELAY IN DESPATCH OF CIRCULAR

Reference is made to the Announcement in relation to the major transaction of the Company. The Company has applied to the Stock Exchange for an extension of the deadline to dispatch the Circular to no later than 16 May 2006.

Reference is made to the announcement issued by the Company dated 10 April 2006 ("Announcement") in relation to the major transaction of the Company for a disposal of the Property. Terms used herein shall have the same meanings as ascribed thereto in the Announcement unless otherwise stated.

Pursuant to Rule 14.38 of the Listing Rules, a circular ("Circular") containing, among other things, details of the Disposal is required to be dispatched to the Shareholders within 21 days after the publication of the Announcement, that is, on or before, 2 May 2006.

In view of the additional time required by the Company to finalize the indebtedness and working capital statements to be included in the Circular, the Company has applied to the Stock Exchange for an extension of the deadline for dispatching the Circular to not later than 16 May 2006.

By Order of the
Board of Directors
Fang Chin Ping
Director

Dated: 28 April 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent variation in price and increase in volume of the shares of the Company and wish to state that we are not aware of any reasons for such variation in price and increase in volume of the shares of the Company.

Save as the announcement dated 21 April 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Applied International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Applied International Holdings Limited

Name : Marcus Hung Kai Mau
Director
Date : 24 April 2006

As at the date hereof, Messrs. Raymond Hung Kin Sang, Mimi Hung Wong Kar Gee, Fang Chin Ping and Marcus Hung Kai Mau are executive directors; and Messrs. Lincoln Soo Hung Leung, Lo Yun Tai, Lun Tsan Kau and Graham Lam Ka Wai are independent non-executive directors of the Company."

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

ANNOUNCEMENT

The Board has noted the recent increase in the trading price and increase in trading volume of the shares of the Company and wishes to state that, save for the disposal announcement dated 10 April 2006 and the Share Repurchase as disclosed herein, the Board is not aware of any reasons for such movements.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the "Board") of Applied International Holdings Limited (the "Company") has noted the recent increase in the trading price and increase in trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such movements save as disclosed below.

On 21 April 2006, the Company, in response to the unusual fluctuations in the trading price and trading volume of the shares of the Company, repurchased 1,000,000 of its own shares in the open market, being approximately 3.54% of the trading volume of the day, at the highest and lowest prices per share of HK$0.455 (the "Share Repurchase"). The Share Repurchase has been funded from internal resources of the Company. The aggregate consideration for the Share Repurchase is HK$455,000. The 1,000,000 repurchased shares represent approximately 0.11% of the existing issued share capital of the Company. After the Share Repurchase, the total number of issued shares of the Company will be reduced to 916,622,826 shares. Up to the date of this announcement, the Company has repurchased 9,720,000 of its own shares pursuant to the repurchase mandate granted to the Board at the annual general meeting of the Company held on 21 November 2005 and the accumulated number of shares repurchased by the Company is 24,460,000 since 20 January 2005.

Save as the disposal announcement dated 10 April 2006, the disposal transaction is progressing on schedule, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on Main Board of The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which collectively and individually accept responsibility for the accuracy of this announcement.

By order of the Board
Applied International Holdings Limited
Hung Kai Mau, Marcus
Executive Director

Hong Kong, 21 April 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 519)

MAJOR TRANSACTION
DISPOSAL OF PROPERTY

PROPOSED DISPOSAL

On 7 April 2006, iQuorum entered into the Agreement with Birdsville for the sale and purchase of the Property. The consideration for the Disposal of the Property by iQuorum is HK$118,800,000.

The transaction contemplated under the Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to Shareholders' approval at a special general meeting to be convened.

A circular containing details of the Disposal together with a SGM notice will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 10 April 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 11 April 2006.

The Property

Date of the Agreement: 7 April 2006

Vendor: iQuorum

Purchaser: Birdsville, an Independent Third Party

Summary: The Agreement was entered into between iQuorum and Birdsville pursuant to which iQuorum has agreed to sell and Birdsville has agreed to purchase the Property. The consideration for the Disposal of the Property by iQuorum is HK$118,800,000. The parties are required to enter into a formal agreement for the sale and purchase of the Property on or before 28 April 2006. The Agreement is legally binding on iQuorum and Birdsville.

The initial deposit being HK$3,000,000 has been paid to iQuorum's solicitors as stakeholder (the "Stakeholder") upon signing of the Agreement. Further deposit in the sum of HK$8,880,000 is payable to the Stakeholder upon signing of the formal agreement (which is expected to be 28 April 2006) and the remaining consideration for the purchase of the Property being HK$106,920,000 is payable on completion. The Disposal is expected to be completed on or before 25 July 2006.

Reasons for and benefits of the Disposal of the Property

The Property is located in the prime commercial district in Central, Hong Kong and was acquired by the Group in February 1999. The Property has been leased to third parties since it was acquired by the Group except half of which was used by the Group as their offices of business until mid 2004.

In light of the increase in the value of real estate in the Hong Kong property market and the substantial gain expected to be generated from the proposed Disposal, the Directors consider that it is an opportunity for the Group to realise its investment in the property market. The Group purchased the Property in October 1998 at a cost of HK$60,480,000, details of which are set out in the announcement issued by RJP Electronics Limited, the former name of iQuorum, dated 19 October 1998.

Based on such acquisition costs, the expected aggregate gain accrued to the Group upon completion of the Disposal is approximately HK$57,500,000 after taking into account selling and other expenses payable by the Group in relation to the Disposal of approximately HK$820,000. The Group intends to use the sale proceeds from the Disposal of approximately HK$41 million for repayment of bank loans, approximately HK$50 million for acquisition of land bank for future resort development in the region of South East Asia, Pacific Islands and Caribbean and the balance for general working capital of the Group.

The net profits before taxation and extraordinary items attributable to the Property are approximately HK$42,348,000 and HK$20,514,000 for the two financial years ended 30 June 2005 respectively. The net profits after taxation and extraordinary items attributable to the Property are approximately HK$42,348,000 and HK$20,514,000 for the two financial years ended 30 June 2005 respectively.

The book value of the Property as at 31 December 2005 is HK$118,000,000.

The Directors confirm that the consideration for the Property has been determined after arm's length negotiations between the parties by reference to the market value of similar properties in the same location. Based on information obtained from real-estate agent, the average price per square feet of Far East Financial Centre as at February 2006 is HK$9,700 and the market value of the Property with square feet of 10,800 is therefore approximately HK$104,760,000. The consideration of the Disposal is at 13.4% premium compared to such market value. The Directors considered that the Disposal at such premium is a good opportunity for the Company to realise its investment.

The Directors are of the view that the proposed Disposal is in the interest of the Company and the terms of the Agreement and the consideration are fair and reasonable in the interests of the Company and the Shareholders as a whole.

Information of the Group and Birdsville

The Group is principally engaged in the design, manufacture, marketing and distribution of consumer electronic products, property and investment holding and property development.

Birdsville is a company incorporated in the British Virgin Islands for the purpose of investments holding.

To the best knowledge, information and belief of the Directors having made all reasonable enquires, Birdsville and the ultimate beneficial owners of Birdsville are Independent Third Parties.

General

As the consideration for the Disposal represents more than 25% but less than 75% of the applicable percentage ratios, the Disposal constitutes a major transaction for the Company under the Listing Rules. Accordingly, the Agreement and the transactions contemplated therein are subject to approval by the Shareholders at the SGM. No Shareholder is required to abstain form voting in respect of the ordinary resolution to approve the Disposal at the SGM.

A circular containing, among other things, (i) details of the Agreement and the transactions contemplated therein; (ii) the valuation report of the Property and (iii) a notice convening the SGM, will be dispatched to the Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30a.m. on 10 April 2006 pending issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30a.m. on 11 April 2006.

Definitions

In this announcement, the following terms have the following meanings:

"Acquisition"	the acquisition of the Property by RJP Electronics Limited in February 1999;
"Agreement"	the provisional agreement dated 7 April 2006 between iQuorum and Birdsville for the sale and purchase of the Property;
"Birdsville"	Birdsville Enterprises Limited, a company incorporated in the British Virgin Islands and the beneficial owners of which are all Independent Third Parties;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"Disposal"	the proposed disposal of the Property by iQuorum to Birdsville pursuant to the Agreement;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Independent Third Party(ies)"	(an) independent third party(ies) not connected with the Directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates as defined in the Listing Rules;
"iQuorum"	iQuorum Cybernet Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of the Company.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	a property located in the commercial business district in Central, Hong Kong being the whole of 41st Floor, Far East Finance Centre, No. 16 Harcourt Road, Hong Kong with a floor area of approximately 10,800 square feet;
"Shareholder(s)"	holder(s) of the existing ordinary share(s) of HK$0.01 each in the share capital of the Company;
"SGM"	the special general meeting of the Company to be convened to approve the Agreement and the transactions contemplated thereunder; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By Order of the
Board of Directors
Fang Chin Ping
Director

Dated: 10 April 2006

As at the date of this announcement, the Executive Directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the Independent Non-executive Directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Suspension of Trading

At the request of Applied International Holdings Limited, trading in its shares has been suspended with effect from 9:30 a.m. today (10/4/2006) pending issue of an announcement regarding a major transaction.

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in price and volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases in price and volume of the shares of the Company.

Save as the announcement dated 22 March 2006, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Applied International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Applied International Holdings Limited

Name : Hung Kai Mau, Marcus
Director
Date : 31 March 2006

As at the date hereof, Messrs. Raymond Hung Kin Sang, Mimi Hung Wong Kar Gee, Fang Chin Ping and Marcus Hung Kai Mau are executive directors; and Messrs. Lincoln Soo Hung Leung, Lo Yun Tai, Lun Tsan Kau and Graham Lam Ka Wai are independent non-executive directors of the Company."

Applied International Holdings Limited
實力國際集團有限公司
(Incorporated in Bermuda with limited liability)
(於百慕達註冊成立之有限公司)



2006 | INTERIM REPORT
中期報告

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2005 as follows:

實力國際集團有限公司（「本公司」）董事會（「董事」）宣佈本公司及其附屬公司（「本集團」）於截至二零零五年十二月三十一日止六個月之未經審核簡明綜合中期財務報表如下：

CONDENSED CONSOLIDATED INCOME STATEMENT
簡明綜合收益表

For the six months ended 31 December 2005

截至二零零五年十二月三十一日止六個月

		Notes 附註	Six months ended 截至六個月止 31/12/2005 (Unaudited) HK$'000 二零零五年十二月三十一日 (未經審核) 千港元	31/12/2004 (Unaudited) HK$'000 二零零四年十二月三十一日 (未經審核) 千港元
Turnover	營業額	3	**59,192**	48,611
Cost of sales	銷售成本		**(50,921)**	(39,541)
Gross profit	毛利		**8,271**	9,070
Increase in fair value of investment property	投資物業之公允值增加		**6,200**	–
Other operating income	其他經營收入		**6,338**	1,844
Distribution costs	分銷成本		**(867)**	(145)
Administrative expenses	行政開支		**(15,475)**	(14,116)
Interest income	利息收入		**216**	285
Investment income	投資收入		**46**	250
Gain on disposal of property, plant and equipment	出售物業、廠房及設備之收益		**140**	6,005
Gain on disposal of other financial asset	出售其他財務資產之收益		**649**	–
Profit from operations	經營溢利		**5,518**	3,193
Finance costs	融資成本		**(2,287)**	(1,557)
Profit before taxation	除稅前溢利	4	**3,231**	1,636
Income tax	所得稅	5	**–**	3,400
Profit after taxation	除稅後溢利		**3,231**	5,036
Attributable to:	應佔：			
Equity holders of the Company	本公司股權持有人		**3,006**	4,688
Minority interests	少數股東權益		**225**	348
Profit after taxation	除稅後溢利		**3,231**	5,036
Earnings per share	每股盈利	6		
Basic	－基本		**0.32 cents**	0.50 cents

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司

CONSOLIDATED BALANCE SHEET 綜合資產負債表

At 31 December 2005 於二零零五年十二月三十一日

		Notes 附註	31/12/2005 (Unaudited) HK$'000 二零零五年十二月三十一日 (未經審核) 千港元	30/6/2005 (Audited) HK$'000 二零零五年六月三十日 (經審核) 千港元
ASSETS AND LIABILITIES	**資產及負債**			
Non-current assets	**非流動資產**			
Investment properties	投資物業	7	**311,700**	305,500
Property, plant and equipment	物業、廠房及設備		**116,478**	116,197
Interest in a leasehold land	租賃土地權益		**128,003**	128,003
Other financial assets	其他財務資產		**1,701**	1,701
Other securities	其他證券		**1,786**	8,625
Negative goodwill	負商譽		**–**	(22,549)
			559,668	537,477
Current assets	**流動資產**			
Inventories	存貨		**2,006**	2,233
Trade and other receivables	貿易及其他應收款項	8	**47,060**	35,224
Current tax recoverable	可收回稅項		**22**	155
Pledged bank deposits	已抵押銀行存款		**3,005**	2,969
Cash and cash equivalents	現金及現金等值物		**9,870**	22,472
			61,963	63,053
Current liabilities	**流動負債**			
Trade and other payables	貿易及其他應付款項	9	**40,101**	47,125
Current taxation	稅項		**–**	536
Bank and other borrowings – due within one year	銀行及其他借款－於一年內到期		**17,177**	52,641
Obligations under finance leases – due within one year	融資租約承擔－於一年內到期		**3,278**	2,334
			60,556	102,636
Net current assets/(liabilities)	**流動資產／(負債)淨額**		**1,407**	(39,583)
Total assets less current liabilities	**總資產減流動負債**		**561,075**	497,894
Non-current liabilities	**非流動負債**			
Bank and other borrowings – due after one year	銀行及其他借款－於一年後到期		**67,198**	25,811
Obligations under finance leases – due after one year	融資租約承擔－於一年後到期		**2,188**	2,014
			69,386	27,825
NET ASSETS	**資產淨額**		**491,689**	470,069
CAPITAL AND RESERVES	**資本及儲備**			
Share capital	股本	10	**9,255**	9,372
Treasury shares	庫存股份		**(12,546)**	(12,546)
Reserves	儲備		**424,457**	402,945
Total equity attributable to equity holders of the Company	**本公司股權持有人應佔權益總額**		**421,166**	399,771
Minority interests	**少數股東權益**		**70,523**	70,298
TOTAL EQUITY	**權益總額**		**491,689**	470,069

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

簡明綜合股本變動報表（未經審核）

For the six months ended 31 December 2005

截至二零零五年十二月三十一日止六個月

		Share capital HK$'000	Treasury shares HK$'000	Share premium account HK$'000	Investment revaluation reserve HK$'000	Property revaluation reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Distributable reserve HK$'000	Translation reserve HK$'000	(Accumulated losses)/ retained profit HK$'000	Total equity attributable to equity holders of the Company HK$'000	Minority interests HK$'000	Total equity HK$'000
THE GROUP	[illegible]													
At 1 July 2004 as previously reported	[illegible]	9,411	(12,545)	1	(3,571)	7,216	10,932	229,734	93,951	(2,470)	(34,555)	278,043	71,034	349,077
– Effect of early adoption of new accounting standards HKAS 40 & HKAS Interpretation 21	[illegible]	–	–	–	–	(7,216)	–	–	–	–	7,216	–	–	–
At 1 July 2004 as restated	[illegible]	9,411	(12,545)	1	(3,571)	–	10,932	229,734	93,951	(2,470)	(27,339)	278,043	71,034	349,077
Eliminated on disposal of available for sales investment	[illegible]	–	–	–	316	–	–	–	–	–	–	316	–	316
Net profit for the period	[illegible]	–	–	–	–	–	–	–	–	–	4,683	4,683	343	5,026
At 31 December 2004	[illegible]	9,411	(12,545)	1	(3,255)	–	10,932	229,734	93,951	(2,470)	(22,656)	283,042	71,377	354,419
1 July 2005	[illegible]	9,372	(12,545)	1	524	8,551	10,931	216,063	93,951	(2,499)	75,313	399,771	70,298	470,069
Write off negative goodwill	[illegible]	–	–	–	–	–	–	–	–	–	22,549	22,549	–	22,549
At 1 July 2005 as restated	[illegible]	9,372	(12,545)	1	524	8,551	10,931	216,063	93,951	(2,499)	97,862	422,320	70,298	492,618
Eliminated on disposal of other securities	[illegible]	–	–	–	(231)	–	–	–	–	–	–	(231)	–	(231)
Repurchase of own shares	[illegible]	(117)	–	–	–	–	117	–	–	–	(3,929)	(3,929)	–	(3,929)
Net profit for the period	[illegible]	–	–	–	–	–	–	–	–	–	3,006	3,006	225	3,231
At 31 December 2005	[illegible]	9,255	(12,545)	1	293	8,551	11,048	216,063	93,951	(2,499)	97,003	421,166	70,523	491,689

CONDENSED CONSOLIDATED CASH FLOW STATEMENT 簡明綜合現金流量表

For the six months ended 31 December 2005 *截至二零零五年十二月三十一日止六個月*

		31/12/05 HK$'000 二零零五年十二月三十一日 千港元	31/12/04 HK$'000 二零零四年十二月三十一日 千港元
Net cash (used in)/generated from operating activities	經營活動(所用)／所得之現金淨額	(24,239)	10,483
Net cash generated from investing activities	投資活動所得之現金淨額	4,598	2,462
Net cash generated from financing activities	融資活動所得之現金淨額	6,686	3,431
Net (decrease)/increase in cash and cash equivalents	現金及現金等價物(減少)／增加淨額	(12,955)	16,376
Cash and cash equivalents at beginning of the period	本期初之現金及現金等價物	16,941	4,755
Cash and cash equivalents at end of the period	本期終之現金及現金等價物	3,986	21,131
Analysis of the balances of cash and cash equivalents	現金及現金等價物結餘之分析		
Bank balances and cash	銀行結餘及現金	9,870	25,835
Bank overdrafts	銀行透支	(5,884)	(4,704)
		3,986	21,131

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

簡明財務報表附註

For the six months ended 31 December 2005

截至二零零五年十二月三十一日止六個月

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those set out in the 2005 Annual Report, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") which are relevant to its operations and effective for accounting periods commencing on or after 1 July 2005.

1. 編製基準及會計政策

簡明綜合中期財務報表乃未經審核，惟已由本公司之審核委員會審閱。

本未經審核簡明綜合中期財務報表乃按照香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄16之適用披露規定及香港會計師公會（「香港會計師公會」）所頒佈之香港會計準則第34號「中期財務報告」編製。

編製本未經審核簡明綜合中期財務報表所採用之會計政策與二零零五年年報所採用者一致，惟本集團已採納對其業務有關並於二零零五年七月一日或之後開始之會計期間生效之新訂／經修訂香港財務報告準則（「香港財務報告準則」）及香港會計準則（「香港會計準則」）而已改變其若干會計政策。

2. CHANGE IN ACCOUNTING POLICIES

The HKICPA has issued a number of new/revised HKFRSs, HKASs and interpretations which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the new/revised HKFRSs and HKASs, which are applicable to its operations. The comparative figures have been restated as required.

2. 會計政策之變動

香港會計師公會已頒佈若干於二零零五年一月一日或之後開始之會計期間生效之新訂／經修訂香港財務報告準則、香港會計準則及詮釋。本集團已採納適用於其業務之新訂／經修訂香港財務報告準則及香港會計準則。比較數字亦已按規定予以重列。

2. CHANGE IN ACCOUNTING POLICIES (Continued)

The adopted new/revised HKFRSs and HKASs that are significantly different to the accounting policies set out in the 2005 Annual Report are discussed below, with comparative figures for the corresponding period in 2005 amended in accordance with the relevant requirements:

(a) HKAS 1 "Presentation of Financial Statements"

With the adoption of HKAS 1, minority interests are now treated as part of investment in equity in the balance sheet rather than as a deduction from or addition to net assets. In the profit and loss account, minority interests are now disclosed as an allocation of the profit or loss for the period rather than a deduction or addition of profit. This change has been applied retrospectively and the comparatives have been restated accordingly.

(b) HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement"

In the current period, the Group has applied HKAS 32 and HKAS 39.

In previous periods, the Group had classified its investment in equity and debt securities as "other securities" and measured at fair value, with unrealised gains or losses included in the income statement. From 1 July 2005, the Group classifies and measures its investment in equity and debt securities in accordance with HKAS 39. As a result, investments in securities classified under non-current assets with carrying amount of HK$1,786,000 (30 June 2005: HK$8,625,000) are reclassified as available-for-sale investments and carried at fair value. Subsequent changes in fair value are recognised in equity.

The adoption of these new policies does not have other material impact on the Group's current or prior period's financial statements.

2. 會計政策之變動（續）

下文論述所採納與二零零五年年報所載會計政策有重大差異之新訂／經修訂香港財務報告準則及香港會計準則，並按有關規定作出修訂二零零五年同期比較數字：

(a) 香港會計準則第1號「財務報表之呈列」

採納香港會計準則第1號後，少數股東權益在資產負債表中被視作權益之一部份，而非淨資產中扣除或增加。於損益賬中，少數股東權益現披露為本期溢利或虧損之分配，而非溢利之扣除或增加。此變動已追溯應用，而比較數字亦予重列。

(b) 香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」

於本期間，本集團應用香港會計準則第32號及香港會計準則第39號。

於過往期間，本集團將股本及債務證券之投資列作「其他證券」並按公允值計量，而未變現收益或虧損則計入收益表。由二零零五年七月一日起，本集團根據香港會計準則第39號之規定為其股本及債務證券之投資進行分類及計量。因此，賬面值1,786,000港元（二零零五年六月三十日：8,625,000港元）原分類為非流動資產之證券投資，現已重新分類為可供出售投資，並按公允值列賬。其後公允值之變動乃於權益中確認。

採納此等新政策對本集團本期間或過往期間之財務報表並無其他重大影響。

2. CHANGE IN ACCOUNTING POLICIES (Continued)

(c) HKAS 36 "Impairment of Assets", HKAS 38 "Intangible Assets" and HKFRS 3 "Business Combinations"

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill. Prior to the adoption, goodwill arising on acquisitions was capitalised and amortised on a straight-line basis over its estimated useful life and such goodwill was assessed for impairment at each balance sheet date.

In accordance with HKFRS 3, negative goodwill is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions, the Group has derecognised all negative goodwill at 1 July 2005, with a corresponding increase to opening retained earnings.

2. 會計政策之變動（續）

(c) 香港會計準則第36號「資產減值」、香港會計準則第38號「無形資產」及香港財務報告準則第3號「業務合併」

採納香港會計準則第36號、香港會計準則第38號及香港財務報告準則第3號導致商譽之會計政策變動。於採納前，因收購而產生之商譽乃撥充資本及於其估計可使用年期按直線法攤銷，而該商譽會於每個結算日作減值評估。

根據香港財務報告準則第3號，負商譽乃於收購發生之期間即時確認損益。於過往期間，因收購而產生之負商譽列作資產之減項，並按導致產生結餘之情況分析轉作收入。根據有關之過渡性條文，本集團於二零零五年七月一日解除確認所有負商譽，並於期初保留盈利計入相應增加。

2. CHANGE IN ACCOUNTING POLICIES (Continued)

(d) HKFRS 2 "Share-based Payment"

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 July 2005. In relation to share options granted before 1 July 2005, the Group has not applied HKFRS 2 to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested before 1 July 2005 in accordance with the relevant transitional provisions. Accordingly, the adoption of HKFRS 2 has not resulted in an impact to the results of the Group for the prior accounting period.

2. 會計政策之變動（續）

(d) 香港財務報告準則第2號「以股份支付款項」

於本期間，本集團應用香港財務報告準則第2號「以股份支付款項」，該準則規定本集團以股份或股份權利交換購買之貨品或獲取之服務（「權益結算交易」）或交換價值相當於指定數目股份或股份權利之其他資產（「現金結算交易」）時，須確認為支出。香港財務報告準則第2號對本集團之主要影響乃本公司董事及僱員購股權於授出日期釐定之公平值須按歸屬期支銷。於應用香港財務報告準則第2號前，本集團僅於購股權行使後始確認其財務影響。本集團已就其於二零零五年七月一日或之後授出之購股權應用香港財務報告準則第2號。對於二零零五年七月一日之前授出之購股權，根據有關過渡條文，本集團並未就其於二零零二年十一月七日或之前授出之購股權及於二零零二年十一月七日後授出而於二零零五年七月一日前歸屬之購股權應用香港財務報告準則第2號。因此，採用香港財務報告準則第2號並未對本集團以往會計期間之業績有所影響。

3. SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

(a) Business segments

For management purposes, the Group is currently organised into three (2004: three) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 31 December 2005:

3. 分類資料

營業額指期內向外界客戶出售貨物之已收及應收款項淨額及經營租賃物業之租金收入。

(a) 業務分類

於管理方面，本集團現分為三個（二零零四年：三個）業務－電子產品製造及分銷、物業及投資控股和物業發展。此等分部乃本集團呈報基本分部資料之基礎。

截至二零零五年十二月三十一日止六個月之業務分類資料：

		Manufacture and distribution of electronic products HK$'000 (Unaudited) 電子產品製造及分銷 千港元 (未經審核)	Property and investment holding HK$'000 (Unaudited) 物業及投資控股 千港元 (未經審核)	Property development HK$'000 (Unaudited) 物業發展 千港元 (未經審核)	Total HK$'000 (Unaudited) 總計 千港元 (未經審核)
Turnover	營業額	54,540	4,652	–	59,192
Results	業績				
Segment results	分部業績	460	6,048	(1,460)	5,048
Unallocated corporate income	未分配企業收入				470
Profit from operations	經營溢利				5,518
Finance costs	融資成本				(2,287)
Profit before taxation	除稅前溢利				3,231
Taxation	稅項				–
Profit before minority interests	未計少數股東權益前溢利				3,231

3. SEGMENT INFORMATION (Continued) 3. 分類資料（續）

(a) Business segments (Continued) (a) 業務分類（續）

Business segment information for the six months ended 31 December 2004:

截至二零零四年十二月三十一日止六個月之業務分類資料

		Manufacture and distribution of electronic products HK$'000 (Unaudited) 電子產品製造及分銷 千港元 (未經審核)	Property and investment holding HK$'000 (Unaudited) 物業及投資控股 千港元 (未經審核)	Property development HK$'000 (Unaudited) 物業發展 千港元 (未經審核)	Total HK$'000 (Unaudited) 總計 千港元 (未經審核)
Turnover	營業額	43,550	5,061	–	48,611
Results	業績				
Segment results	分部業績	784	3,083	(568)	3,299
Unallocated corporate income	未分配企業收入				1,482
Unallocated corporate expenses	未分配企業支出				(1,588)
Profit from operations	經營溢利				3,193
Finance costs	融資成本				(1,557)
Profit before taxation	除稅前溢利				1,636
Taxation	稅項				3,400
Profit before minority interests	未計少數股東權益前溢利				5,036

3. SEGMENT INFORMATION (Continued)

3. 分類資料（續）

(b) Geographical segments

(b) 地區分類

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC"). The Group's administrative and manufacturing function is carried out in Hong Kong and the PRC.

本集團經營之業務主要位於香港及中華人民共和國(不包括香港)(「中國」)。本集團之行政及製造業務於香港及中國開展。

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services:

下表為本集團按市場地區之銷售分析(不論商品或服務之來源地)：

		Six months ended 截至六個月止			
		31/12/2005 二零零五年十二月三十一日		31/12/2004 二零零四年十二月三十一日	
		Turnover HK$'000 (Unaudited) 營業額 千港元 (未經審核)	Contribution HK$'000 (Unaudited) 盈利 千港元 (未經審核)	Turnover HK$'000 (Unaudited) 營業額 千港元 (未經審核)	Contribution HK$'000 (Unaudited) 盈利 千港元 (未經審核)
Geographical segments	**地區分類**				
Hong Kong	香港	56,721	5,084	21,582	2,177
United States of America	美國	–	–	17,341	312
Europe	歐洲	1,943	896	420	8
The PRC	中國	–	–	2,716	1,252
Other Asian countries	其他亞洲國家	–	–	6,552	118
BVI	英屬處女群島	528	(932)	–	(568)
		59,192	5,048	48,611	3,299

4. PROFIT BEFORE TAXATION

4. 除稅前溢利

		Six months ended 截至六個月止 31/12/2005 二零零五年十二月三十一日 HK$'000 千港元 (Unaudited) (未經審核)	Six months ended 截至六個月止 31/12/2004 二零零四年十二月三十一日 HK$'000 千港元 (Unaudited) (未經審核)
Profit/(loss) before taxation has been arrived at after charging:	除稅前溢利／(虧損)已扣除：		
Depreciation and amortisation on	折舊及攤銷：		
– Assets owned by the Group	－本集團擁有之資產	1,289	1,521
– Assets held under finance leases	－根據融資租約持有之資產	634	1,766
and after crediting:	並已計入：		
Dividend income from listed securities	上市證券股息收入	46	197

5. INCOME TAX

5. 所得稅

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

香港利得稅乃按期內之估計應課稅溢利根據稅率17.5%（二零零四年：17.5%）計算。

		Six months ended 截至六個月止 31/12/2005 二零零五年十二月三十一日 HK$'000 千港元 (Unaudited) (未經審核)	Six months ended 截至六個月止 31/12/2004 二零零四年十二月三十一日 HK$'000 千港元 (Unaudited) (未經審核)
The amount of taxation credited to the consolidated income statement represents:	計入綜合收益表之稅項指：		
Overprovision in prior years	以往年度超額撥備	–	3,400,000

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2005 (2004: Nil) as the Company and its subsidiaries had no assessable profit for that period.

截至二零零五年十二月三十一日止期間並無就香港利得稅作出撥備（二零零四年：無），原因是本公司及其附屬公司於期內並無應課稅溢利。

No provision for deferred tax has been made in the period.

期內並無作出遞延稅項撥備。

6. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of HK$3,006,000 (2004: HK$4,688,000) and on the weighted average of 925,522,826 (2004: 941,082,826) shares in issue during the period.

No diluted earnings per share has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company of both periods.

6. 每股盈利

每股基本盈利乃按本公司股本持有人應佔溢利3,006,000港元（二零零四年：4,688,000港元）及期內已發行股份加權平均數925,522,826股（二零零四年：941,082,826股）計算。

由於本公司尚未行使之認股權證之行使價高於該等期間本公司股份之平均市價，故無呈列該等期間之每股攤薄盈利。

7. INVESTMENT PROPERTIES

7. 投資物業

		2005 HK$'000 二零零五年 千港元
VALUATION/FAIR VALUE	估值／公允值	
At 1 July 2004	於二零零四年七月一日	202,276
Transfer from property, plant and equipment	轉撥自物業、廠房及設備	8,944
Disposals	出售	(6,600)
Increase in fair value	公允值增加	100,880
At 30 June 2005 and 1 July 2005	於二零零五年六月三十日及二零零五年七月一日	305,500
Increase in fair value	公允值增加	6,200
At 31 December 2005	於二零零五年十二月三十一日	311,700

7. INVESTMENT PROPERTIES (Continued)

The value of investment properties held by the Group at 30 June 2005 and 31 December 2005 comprises:

7. 投資物業（續）

本集團持有之投資物業於二零零五年六月三十日及二零零五年十二月三十一日之價值包括：

		31/12/2005 (Unaudited) HK$'000 二零零五年 十二月三十一日 (未經審核) 千港元	30/6/2005 (Audited) HK$'000 二零零五年 六月三十日 (經審核) 千港元
Held in Hong Kong:	於香港持有：		
Long-term leases	長期租約	**105,400**	99,200
Medium-term leases	中期租約	**176,600**	176,600
Held outside Hong Kong:	於香港以外地方持有：		
Medium-term leases	中期租約	**29,700**	29,700
		311,700	305,500

8. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers. Included in trade and other receivables of the Group are trade debtors of HK$4,878,000 (30 June 2005: HK$4,353,000) and their aging analysis is as follows:

8. 貿易及其他應收款項

本集團給予主要客戶以外之貿易客戶平均的信貸期介乎30至90天。本集團貿易及其他應收款項包括貿易應收款項4,878,000港元（二零零五年六月三十日：4,353,000港元），有關賬齡分析如下：

		31/12/2005 (Unaudited) HK$'000 二零零五年 十二月三十一日 (未經審核) 千港元	30/6/2005 (Audited) HK$'000 二零零五年 六月三十日 (經審核) 千港元
Within 90 days	90天內	**3,989**	3,560
More than 90 days and within 180 days	超過90天但少於180天	**889**	793
		4,876	4,353

9. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$2,834,000 (30 June 2005: HK$3,967,000) and their aging analysis is as follows:

9. 貿易及其他應付款項

本集團之貿易及其他應付款項內包括貿易應付款項2,834,000港元（二零零五年六月三十日：3,967,000港元），其賬齡分析如下：

		31/12/2005 (Unaudited) HK$'000 二零零五年 十二月三十一日 (未經審核) 千港元	30/6/2005 (Audited) HK$'000 二零零五年 六月三十日 (經審核) 千港元
Within 90 days	90天內	**2,440**	3,416
More than 90 days and within 180 days	超過90天但少於180天	**394**	551
		2,834	3,967

10. SHARE CAPITAL

10. 股本

		Number of Ordinary shares 普通股數目	Amount HK$'000 金額 千港元
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
Authorised:	法定股本：		
At 30 June 2005 and 31 December 2005	於二零零五年六月三十日及二零零五年十二月三十一日	6,000,000,000	60,000
Issued and fully paid:	已發行及繳足股本：		
At 1 July 2004	於二零零四年七月一日	941,082,826	9,411
Cancellation upon repurchase of own shares	回購時註銷	(3,860,000)	(39)
At 30 June 2005 and 1 July 2005	於二零零五年六月三十日及二零零五年七月一日	937,222,826	9,372
Cancellation upon repurchase of own shares	回購時註銷	(11,700,000)	(117)
At 31 December 2005	於二零零五年十二月三十一日	925,522,826	9,255

11. COMPARATIVE FIGURES

Certain comparative figures have be reclassified to confirm with current period's presentation.

11. 比較數字

若干比較數字已予重列，以符合本期間之呈報方式。

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the period ended 31 December 2005 (2004: Nil).

中期股息

董事不建議就截至二零零五年十二月三十一日止期間派付中期股息(二零零四年:無)。

REVIEW OF OPERATIONS

The Group's turnover for the period ended 31 December 2005 was approximately HK$59.2 million, which represented an increase of 21.8% as compared to the period ended 31 December 2004. The administrative expenses for the period ended 31 December 2005 were approximately HK$15.5 million, which represented an increase of 9.6% as compared to the expenses which were incurred for period ended 31 December 2004. The unaudited consolidated profit for the period ended 31 December 2005 was approximately HK$3.0 million (as compared to an unaudited consolidated profit of HK$4.7 million for the period ended 31 December 2004).

業務回顧

本集團截至二零零五年十二月三十一日止期間的營業額約59,200,000港元,較截至二零零四年十二月三十一日止期間增加21.8%。截至二零零五年十二月三十一日止期間之行政開支約15,500,000港元,較截至二零零四年十二月三十一日止期間之開支增加9.6%。截至二零零五年十二月三十一日止期間之未經審核綜合溢利約3,000,000港元(而截至二零零四年十二月三十一日止期間之未經審核綜合溢利為4,700,000港元)。

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI PROJECT")

With the world economy and individual wealth improving tremendously, demand on leisure travels reached new heights. Consumer confidence in Europe and America has remained strong and supports the continuing strength in the travel and resort industry, indicating an optimistic outlook for the resort development project.

As a result, the Group is well-positioned to benefit from the leisure tourism growth. The period ended 31 December 2005 marked another exciting moment for the Group to become a prestigious resort developer, in which the Group continued to strengthen the resort development businesses while also advancing our short- and long-term strategic pipeline.

(I) 物業發展-英屬處女群島項目(「英屬處女群島項目」)

世界經濟強勁增長,個人財富大幅增加,休閒旅遊需求再創新高。歐美消費者信心依然強勁,支持旅遊及渡假村行業持續興旺,預示渡假村開發項目前景樂觀。

因此,本集團處於分享休閒旅遊行業增長之有利位置。截至二零零五年十二月三十一日止期間乃又一激動人心之時刻,本集團成為首屈一指之渡假村發展商,繼續強化渡假村發展業務,同時穩步推進長短期策略準備。

REVIEW OF OPERATIONS (Continued)

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI PROJECT") (Continued)

The Company's well-established business strategy in BVI project echoes the current tourism trend. Aging of population continues to reshape the travel sector with large number of wealthy boomers turning 50 every day in the United States & Europe. These leisure travelers show a greater preference for well-managed and quality resorts during their stay, providing enormous opportunity for the Group on the BVI Project.

On 2 December 2005, the Company's wholly-owned subsidiary, Quorum Island (BVI) Limited, signed an agreement with The Government of the British Virgin Islands for the development of Beef Island where the BVI Project is located. Under the Development Agreement, Quorum Island has been granted Pioneer Status on golf course and marina and mega-yacht facilities, and Hotel Aid on hotel and all branded villas, residences and fractional units.

Pursuant to Pioneer Status of the Development Agreement, many benefits are granted to the Company, these include a ten years (which is extendable) of tax holidays and import duty exemptions on capital equipment. In addition, a ten years (which is extendable) of tax holidays and import duty exemptions on building materials and equipment are also available to Quorum Island under Hotel Aid Act of the Development Agreement. The agreement sets a solid foundation for the development of the BVI Project.

業務回顧(續)

(I) 物業發展－英屬處女群島項目(「英屬處女群島項目」)(續)

本公司於英屬處女群島項目之良好業務策略與現時旅遊潮流相呼應。人口老化繼續改變旅遊行業，在美國和歐洲，每天有大量富裕新生代踏入知命之年，其休閒旅客旅行時更加偏愛管理規範且質素上乘之度假村，由此為本集團於英屬處女群島項目之發展創造無限商機。

於二零零五年十二月二日，本公司全資附屬公司Quorum Island (BVI) Limited已就開發英屬處女群島項目所在之Beef Island與英屬處女群島政府簽署協議。根據發展協議，Quorum Island獲授予在高爾夫球場、遊艇會及大型遊艇設施方面成為「先驅者」之地位，並在酒店及所有擁有商標之別墅、住宅及分層單位獲得「酒店支援」。

根據發展協議之「先驅者」地位，本公司獲授多項利益，其中包括為期十年(可延長)免稅期及資本設備免入口稅之優惠。此外，根據發展協議之「酒店支援」條例，Quorum Island可享有為期十年(可延長)之免稅期及建築物料及器械免入口稅之優惠。該協議為英屬處女群島項目之發展奠定堅實基礎。

REVIEW OF OPERATIONS (Continued)

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI PROJECT") (Continued)

During the period under review, the finalized master plan of its BVI Project was well received. Two of the constructions, the signature golf course and the State-of-the-Art marina facilities, respond perfectly to the market change and the need of tycoons, aiming at bringing sustainable income to the Group. Currently the golf market growing rapidly and golf residence can often yield a premium in value by having a five-star signature golf course. As for the marina industry, sales of boats over thirty feet and especially boats over 35 feet have remained strong and increased almost 100% in the past five years, indicating a massive demand in this area.

Meanwhile, the master plan has also successfully rallied the support of a dedicated and experienced development team including EDSA, Hill Glazier, Wilson & Associates, Nicklaus Design and ATM, development of the BVI Project is proceeding as planned. The management believes that the master plan, together with the sound development team, will allow us to benefit from the booming resort, golf and marina market. With the encouraging trends and the support from a seasoned management team, the Group is confident that the BVI Project will proceed smoothly and performs well.

In the six month ended 31 December 2005, the negotiation of a 50-50 joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands between the Group and The Ritz-Carlton Group to develop Beef Island, British Virgin Islands is underway.

業務回顧(續)

(I) 物業發展－英屬處女群島項目(「英屬處女群島項目」)(續)

於回顧期間，英屬處女群島項目之最終總規劃方案非常受歡迎。當中兩個項目哥爾夫球場及先進之遊艇會設施，完美回應市場變動及大亨需求，旨在持續為本集團帶來收益。現時，哥爾夫球市場快速增長，透過興建五星級哥爾夫球場，高爾夫球會所住宅經常可創造可觀價值。至於遊艇會設施，超過三十呎之遊艇尤其於超過三十五呎遊艇之銷售依然強勁，過去五年增長近100%，顯示此領域之巨大需求

同時，總規劃方案亦成功獲得擁有專業且經驗豐富之開發團隊(包括EDSA、Hill Glazier、Wilson & Associates、Nicklaus Design及ATM)之支持，而英屬處女群島項目之發展正按計劃進行。管理層相信有著名的開發團隊及總規劃方案，將使本公司在渡假村、高爾夫及遊艇會之市場中蓬勃發展。本集團相信在令人鼓舞的發展趨勢及經驗豐富的管理人帶領下，英屬處女群島項目可順利推行及締造滿意成果。

於截至二零零五年十二月三十一日止六個月，本集團與Ritz-Carlton集團就成立各佔50%權益之合營企業在英屬處女群島之Beef Island發展哥爾夫球場、酒店及遊艇會仍進行磋商。

REVIEW OF OPERATIONS (Continued)

(II) INVESTMENT PROPERTIES

Riding on the buoyant property market, the Group's investment properties, mainly in Hong Kong and PRC, generated rental revenue of approximately HK$4,652,000 during the six months ended 31 December 2005.

(III)OEM BUSINESS

For the six months ended 31 December 2005, the Group's OEM electronic business continued to be a stable source of income. Despite the fierce market competition, the Group's OEM manufacturing company gained support from a stable customer base and was able to maintain its market share during the period ended 31 December 2005. The Group has strived to increase its competitiveness by proactive measures for efficient resource allocation, aiming to trim costs and to focus more on higher-growth products.

業務回顧（續）

(II) 投資物業

有賴於物業市場暢旺，於截至二零零五年十二月三十一日止六個月，本集團主要位於香港及中國之投資物業獲得約4,652,000港元之租金收入。

(III)原設備製造業務

於截至二零零五年十二月三十一日止六個月，本集團之原設備電子製造業務繼續提供穩定之收入來源。儘管市場競爭激烈，但本集團之原設備製造公司憑藉穩定客戶之支持，於截至二零零五年十二月三十一日止期間仍能維持其市場佔有率。本集團正透過有效分配資源、控制成本及專注於高增長產品之積極措施提升其競爭力。

OUTLOOK

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI" PROJECT)

While the BVI Project is the core business development of the Group, the Group is proactively looking for possible investment opportunities to expand its portfolio and provide future earnings and development opportunities for the Group.

展望

(I) 物業發展－英屬處女群島項目（「英屬處女群島項目」）

英屬處女群島項目雖是本集團之核心業務發展，本集團亦積極尋找具潛力之投資機會，以擴大其投資組合，為本集團提供未來盈利及發展機會。

OUTLOOK (Continued)

(II) THE BVI PROJECT

Beef Island continued to demonstrate its value as a rare luxury resort site with great potential with numerous parties have shown their investment interest in this Island. In March 2006, the management received an offer from an independent third party, for a possible 100% buy out with a consideration of US$60,000,000 and additional consideration of US$15,000,000 (The company is entitled to 2.5% of gross residential revenue after such time as the project has achieved total gross residential revenue of US$350,000,000 and this additional consideration is capped at a total payout of US$15,000,000). The offer provides with the Company premium immediate cash out opportunity, further reconfirms Beef Island as a potential tourism paradise. The offer is under management consideration.

In addition, while the Group is in negotiation with Ritz-Carlton, several leading resort developers and investment funds in United States also showed their interest in developing a possible joint venture or equity joint-venture with the Group on the BVI Project.

Meanwhile, the Group has won strong support from the Government of the British Virgin Islands. The development agreement signed with the Government will provide great financial assistance for the BVI project through tax holiday and certain duties exemptions, reducing the operating cost in the coming years. In this favorable environment, the management believes that the BVI project is a significant investment and will bring considerable profit to the Group.

展望(續)

(II) 英屬處女群島項目

隨著多方對Beef Island之投資表示興趣，Beef Island繼續展現其成為罕有豪華渡假村之巨大潛力及價值。於二零零六年三月，管理層收到一獨立第三者出價協議，當中涉及以代價60,000,000美元及額外代價15,000,000美元(該項目取得住宅收益總額350,000,000美元後，本公司有權獲得住宅收益總額之2.5%，而額外代價最高限額為總金額15,000,000美元)購買Beef Island。該出價協議提供予本公司優越的即時變現機會，並進一步確認Beef Island是極具潛力之旅遊勝地。管理層現正考慮該出價協議。

此外，該集團與Ritz-Carlton進行協商之同時，美國若干具領導地位之渡假村發展商及投資基金對BVI發展計劃亦表示有興趣，可能就英屬處女群島項目與該集團發展合營企業或股本合營企業。

同時，本集團已獲得英屬處女群島政府大力支持，並透過與該政府訂立之發展協議中免稅期及若干稅項豁免作為英屬處女群島項目財務支援的提供，並降低營運成本。在此有利環境下，管理層相信，英屬處女群島項目是具重大意義之投資，將為本集團帶來可觀溢利。

OUTLOOK (Continued)

(II) THE BVI PROJECT (Continued)

Based on the competitive advantages of Beef Island, together with the support from the BVI Government, the management believes that the Group has upper hand to receive the most attractive development offers from leading resort developers and potential investors. In view of all the positive responses, the management has strong confident that BVI Project will bring a promising outlook to the Group.

With the world economy improving substantially and continue strong demand in the travel and resort industry, the management believes that the Company will benefit by developing the project and bring in position returns to all shareholders.

(III)OEM BUSINESS

Wideland Electronics Limited, the Company's subsidiary, will be moving to a larger factory in Shenzhen, PRC. After the move, it is expected that the factory will be able to increase its production capacity by 25%. The new factory will commence its operation in April 2006. By improving its productivity, the Company will further increase in competitiveness.

Given the strong economic fundamentals and healthy prospects in the resorts and property sector, the Group is set for further positive growth. Moreover, the management will explore more investment and project development opportunities in resort and property markets to optimize earnings. The Management is confident of the prospects of the Company.

展望(續)

(II) 英屬處女群島項目(續)

基於Beef Island之競爭優勢及英屬處女群島政府之支持，管理層相信，本集團具備優勢，吸引具領導地位之度假村發展商及潛在投資者提出極具吸引力之發展建議，有見及所有積極回應，管理層對英屬處女群島項目將為本集團帶來有信心的前景。

隨著全球經濟顯著增長，旅遊及渡假村行業之需求持續強大，管理層相信將可透過發展該項目受益，並為所有股東帶來正面回報。

(III)原設備製造業務

本公司附屬公司威能電子有限公司將遷往中國深圳一家更大之廠房。搬遷之後，預期該廠之生產力將提高25%。新廠將於二零零六年四月開始運作。透過提高生產力，本公司將可進一步增強競爭力。

鑑於經濟基本因素強勁及渡假村與物業市場前景理想，本集團必可進一步積極發展。此外，管理層將在渡假村及物業市場方面尋找更多投資及項目發展機會，以增加盈利。管理層對本公司之前景充滿信心。

PLEDGE OF ASSETS

At 31 December 2005, the asset values of investment properties and property, plant and equipment pledged by the Group to secure banking facilities granted to the Group amount to HK$282,000,000 (30 June 2005: HK$275,800,000) and HK$2,712,000 (30 June 2005: HK$1,752,000) respectively. At 31 December 2005, the Group had also pledged a fixed deposit of HK$3,005,000 (30 June 2005: HK$2,969,000).

資產抵押

於二零零五年十二月三十一日，本集團分別將資產值為282,000,000港元（二零零五年六月三十日：275,800,000港元）之投資物業及資產值為2,712,000港元（二零零五年六月三十日：1,752,000港元）之物業、廠房及設備抵押，作為本集團獲授予銀行融資之擔保。於二零零五年十二月三十一日，本集團亦抵押為數3,005,000港元（二零零五年六月三十日：2,969,000港元）之定期存款。

LIQUIDITY AND FINANCIAL INFORMATION

At 31 December 2005, the Group's total net asset value and borrowings amounted to HK$491.7 million and HK$89.8 million respectively, representing a gearing ratio of 18.3% maintained. In addition, the majority of the Group's assets were in Hong Kong and US dollars and the exposure of foreign exchange was insignificant to the Group.

流動現金及財務資料

於二零零五年十二月三十一日，本集團之總資產淨值及總借款淨值分別為491,700,000港元及89,800,000港元，負債資產比率維持於18.3%。此外，本集團大部分資產以港元及美元持有，故本集團並無重大外匯波動風險。

CONTINGENT LIABILITIES AND CAPITAL COMMITMENT

At 31 December 2005, the Company had in issue a guarantee of HK$23,000,000 (30 June 2005: HK$19,144,000) in respect of loans granted to a subsidiary.

The Group had no other contingent liabilities and capital commitments at the balance sheet date.

或然負債及資本承擔

於二零零五年十二月三十一日，本公司就一間附屬公司所獲貸款發出23,000,000港元（二零零五年六月三十日：19,144,000港元）之擔保。

本集團於結算日並無其他或然負債及資本承擔

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

董事於本公司股份及相關股份之權益

At 31 December 2005, the interests held by the Directors of the Company in the shares, underlying shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

於二零零五年十二月三十一日，按本公司根據證券及期貨條例（「證券及期貨條例」）第352條存置之登記冊所載，本公司董事擁有本公司及其相聯法團（定義見證券及期貨條例第XV部）股份及相關股份權益，或根據香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）所載上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益如下：

Long positions in shares and underlying shares of the Company

於本公司股份及相關股份之好倉

Name of directors 董事姓名		Number of ordinary shares 普通股數目				
		Personal interests 個人權益	Other interests 其他權益	Corporate interests 公司權益	Total 總計	Approximate % of shareholding 概約持股百分比
Hung Kin Sang, Raymond	洪建生	3,280,000	405,655,584 (Note 1) (附註1)	48,329,000 (Note 2) (附註2)	457,264,584	49.41%
Hung Wong Kar Gee, Mimi	洪王家琪	8,670,056	405,655,584 (Note 1) (附註1)	48,329,000 (Note 2) (附註2)	462,854,640	50.01%
Fang Chin Ping	方俊平	100,000	–	–	100,000	0.01%
Hung Kai Mau, Marcus	洪繼懋	1,600,000	–	–	1,600,000	0.17%
Soo Hung Leung, Lincoln	蘇洪亮	1,100,000	–	–	1,100,000	0.12%

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS 董事之相聯法團權益

Long positions in shares of associated corporations 於相聯法團股份之好倉

Name 姓名		Number of shares 股份數目 Beneficial 實益擁有	Other 其他	Name of associated corporation 相聯法團之名稱	Total number of shares 股份總數	Approximate % shareholding 股權概約百分比
Fang Chin Ping	方進平	199,999	1 (Note 3) (附註3)	Quorum Bio-Tech Limited (Note 3) (附註3)	200,000	2%

Note 1: These shares and underlying shares were held by the following companies:

附註1：該等股份及相關股份乃由下列公司持有：

	Number of ordinary shares 普通股數目
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
	405,655,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi.

Malcolm Trading Inc.、Primore Co. Inc.及Capita Company Inc.均由作為洪建生／洪王家琪家族信託之信託人之Marami Foundation全資擁有，該全權信託基金之全權受益人包括洪建生及洪王家琪之家族成員。

Note 2: These shares and underlying shares were held by iQuorum Cybernet Limited which was a wholly-owned subsidiary of the Company.

附註2：此等股份及相關股份由盈聯網絡有限公司持有，該公司為本公司之全資附屬公司。

Note 3: As at 31 December 2005, Fang Chin Ping held 200,000 ordinary shares of Quorum Bio-Tech Limited, a 89% owned subsidiary of iQuorum, of which he holds 1 share on trust for iQuorum.

附註3：於二零零五年十二月三十一日，方進平先生持有Quorum Bio-Tech Limited之200,000股普通股。Quorum Bio-Tech Limited為盈聯網絡擁有89%之附屬公司，方先生以信託形式持有1股盈聯網絡股份。

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS (Continued)

Long positions in shares of associated corporations (Continued)

Save as disclosed above, at 31 December 2005, none of the Directors or chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

董事之相聯法團權益（續）

於相關法團股份之好倉（續）

除上文披露者外，於二零零五年十二月三十一日，本公司董事及行政總裁概無於本公司或任何相聯法團（定義見證券及期貨條例第XV分部）之股份、相關股份及債權證中擁有須根據證券及期貨條例第XV分部第7及8分部知會本公司及聯交所或根據上市公司董事證券交易之標準守則知會本公司及聯交所及須記錄於根據證券及期貨條例第352條規定存置之登記冊之權益及淡倉（包括根據證券及期貨條例之該等條文被當作或視作擁有之權益及淡倉）。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Share options in the Company

2002 Scheme

On 16 September 2002, the Company adopted a new share option scheme (the "2002 Scheme") for the primary purpose of providing incentives to directors and eligible employees. The 2002 Scheme will expire on 15 September 2012. Under the 2002 Scheme, the board of directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

董事購買股份或債券之權利

本公司之購股權

二零零二年計劃

於二零零二年九月十六日，本公司採納新購股權計劃（「二零零二年計劃」），旨在為董事及合資格僱員提供獎勵。二零零二年計劃將於二零一二年九月十五日屆滿。根據二零零二年計劃，本公司董事可向合資格僱員（包括本公司及其附屬公司之執行董事）授予購股權以認購本公司股份

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES (Continued)

Share options in the Company (Continued)

2002 Scheme (Continued)

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other share option schemes of the Company shall not exceed 10% of the shares of the Company in issue as at the date of adoption of the 2002 Scheme. The number of shares in respect of which options may be granted to a specifically identified single grantee under the 2002 Scheme and any other share option schemes of the Company shall not in any 12 month period exceed 1% of the shares of the Company in issue.

Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date of grant to the 10th anniversary of the date of grant. In each grant of options, the board of directors may at their discretion determine the specific exercise period. The exercise price is determined by the directors of the Company, and will be no less than the highest of (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant, and (iii) the nominal value of the Company's shares on the date of grant.

No option has been granted under the 2002 Scheme since its adoption.

董事購買股份或債券之權利(續)

本公司之購股權(續)

二零零二年計劃(續)

根據二零零二年計劃及本公司任何其他購股權計劃可授出之購股權所涉及之股份總數不得超過採納二零零二年計劃當日本公司已發行股份之10%。根據二零零二年計劃及本公司任何其他購股權計劃可授予任何經特別指定單一承授人之購股權所涉及之股份數目在任何12個月期間內不得超逾本公司已發行股份數目之1%。

授出之購股權必須於授出日期起計30日內接納，於接納時須繳付1港元。購股權可由授出日期起至授出日期第10週年止期間任何時間行使。於授出購股權時，董事會可酌情釐定特定行使期限。行使價由本公司董事釐定，並且不得低於以下三者中之最高者：(i)於授出日期本公司股份之收市價；(ii)緊接授出日期前五個營業日本公司股份之平均收市價；及(iii)於授出日期本公司股份之面值。

自採納二零零二年計劃以來，概無授出購股權。

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above under the heading "Directors' interests in shares and underlying shares" of the Company in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO discloses no person as having a notifiable interest or short position in the issued share capital of the Company at 31 December 2005.

主要股東

除上文「董事之股份及相關股份權益」一節所披露本公司若干董事之權益外，本公司根據證券及期貨條例第336條之規定而存置之主要股東名冊顯示，於二零零五年十二月三十一日並無任何人士擁有本公司已發行股本中須予公佈之權益或淡倉。

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE

Other than as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company or any of its subsidiaries had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

董事於重大合約中之權益

除上文披露者外，於期終或期內任何時間，本公司或其任何附屬公司概無訂立本公司或其任何附屬公司之董事於其中有直接或間接重大權益之重大合約。

Substantial shareholding in other members of the Group

At 31 December 2005, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 5 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

於本集團其他成員公司之重大股權

於二零零五年十二月三十一日，據本公司董事及行政總裁所知，下列人士（並非本公司董事或行政總裁）直接或間接持有附有權利可於任何情況下在本集團任何其他成員公司之股東大會上投票之任何類別之股本面值之5%或以上權益：

Name of Subsidiary	附屬公司名稱	Name of Shareholder	股東姓名	% Shareholding 權益百分比
Wideland Electronics Limited	威能電子有限公司	Ma Yi Fat	馬一發	40
Wideland Electronics Limited	威能電子有限公司	Ma Siu Lun Frank	馬兆麟	9

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE (Continued)

Substantial shareholding in other members of the Group (Continued)

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at 31 December 2005, had an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

董事於重大合約中之權益(續)

於本集團其他成員公司之重大股權(續)

除上文披露者外，本公司董事及行政總裁概不知悉有任何人士(並非本公司董事或行政總裁)於二零零五年十二月三十一日持有登記在本公司遵照證券及期貨條例第336條規定存置之登記冊中之股份及相關股份之權益或淡倉。

EMPLOYEE INFORMATION

At 31 December 2005, the Group employed a total of 337 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

僱員資料

於二零零五年十二月三十一日，本集團合共僱用337名全職僱員。

本集團乃按個別員工之表現製訂薪酬政策，並每年檢討一次。本集團亦因應員工工作之地點為僱員提供醫療保險及公積金計劃(視情況而定)。

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, the Company repurchased 11,700,000 ordinary shares on the Stock Exchange at an aggregate consideration of HK$3,813,000. All of the shares were subsequently cancelled. The nominal value of the cancelled shares of HK$117,000 during the period was credited to capital redemption reserve and the relevant aggregate consideration of HK$3,813,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

買賣或贖回本公司上市證券

本公司於期內以總代價3,813,000港元在聯交所購回11,700,000股普通股，全部購回股份其後已註銷。期內已註銷股份117,000港元之面值已記入資本贖回儲備，且相關總代價3,813,000港元已自本公司累積虧損支付。購回詳情概述如下：

			Purchase price per share 每股購回價		
Month of the repurchases 購回月份		Total number of the ordinary shares repurchased 購回普通股總數	Highest price paid per share HK$ 已付每股最高價 港元	Lowest price paid per share HK$ 已付每股最低價 港元	Aggregate consideration HK$'000 總代價 千港元
July 2005	二零零五年七月	4,480,000	0.250	0.183	982
August 2005	二零零五年八月	1,220,000	0.265	0.255	319
September 2005	二零零五年九月	480,000	0.340	0.330	161
October 2005	二零零五年十月	3,760,000	0.460	0.410	1,645
November 2005	二零零五年十一月	1,080,000	0.440	0.380	460
December 2005	二零零五年十二月	680,000	0.400	0.330	246
		11,700,000			3,813

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

購回乃基於全體股東之利益而作出，因購回可提升本公司每股資產淨值及／或每股盈利。

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the period.

除上文披露者外，本公司或其任何附屬公司於期內並無買賣或贖回本公司任何上市證券。

CORPORATE GOVERNANCE

The Company is committed best corporate governance practices and procedures with a well-qualified board, sound internal controls, and transparency and accountability to all shareholders. The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 31 December 2005.

In order to reinforce independence, accountability and responsibility, the role of the Group Chairman is separated from that of the Group Managing Director with their respective responsibilities endorsed by the Board in writing. In addition more than one-third of the Board is comprised of Independent Non-Executive Directors. Among the Independent Non-Executive Directors, more than one of them has appropriate professional qualifications, or accounting or related financial management expertise as required by the Listing Rules.

AUDIT COMMITTEE

The Audit Committee is comprised of Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. (Chairman of the Audit Committee), Mr. Lun Tsan Kau, Mr. Lo Yun Tai and Mr. Lam Ka Wai, Graham. They all have related professional qualifications, accounting or related financial management expertise. The Audit Committee has a responsibility to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group, listing rules and statutory compliance, and to discuss auditing, internal controls, risk management and financial reporting matters (including the interim financial report for the six months ended 31 December 2005 before recommending it to the Board for approval). The Audit Committee is satisfied that the internal controls and accounting systems of the Group are adequate.

企業管治

本公司致力以高素質之董事會、健全之內部控制及對全體股東提供高透明度及高問責性之方式遵守最佳企業管治常規及程序。本公司於截至二零零五年十二月三十一日止六個月內一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之企業管治常規守則。

為提高獨立性、問責性及責任，本集團主席之角色獨立於本集團董事總經理，二者之職責分別由董事會書面訂明。此外，董事會超過三分之一成員由獨立非執行董事組成。獨立非執行董事之中，超過一人有上市規則規定之適當專業資格或會計或相關財經管理專業知識。

審核委員會

審核委員會由獨立非執行董事即蘇洪亮先生非官守太平紳士（審核委員會主席）、倫贊球先生、盧潤帶先生及林家威先生組成，彼等皆擁有相關專業資格、會計或相關財經管理專業知識。審核委員會負責與管理層及本公司外部核數師審閱內部及外部審核結果、本集團所採納之會計原則及慣例、上市規則、法定合規情況，並就審核、內部控制、風險管理及財務申報事宜（包括提交董事會批准前之截至二零零五年十二月三十一日止六個月中期財務報告）進行討論。審核委員會對本集團之內部控制及會計制度感到滿意並認為適當。

REMUNERATION COMMITTEE

The Remuneration Committee was formed on 20 April 2005 and includes a majority of Independent Non-Executive Directors. The Remuneration Committee comprises one executive director, Mr. Hung Kin Sang, Raymond, and two Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. and Mr. Lo Yun Tai. The Remuneration Committee has a responsibility to make recommendations to the Board on the Company's policy and structure in the relation to the remuneration of Directors and senior management. The Committee also reviews specific remuneration packages of all executive Directors and senior management with regards to corporate goals and objectives resolved by the Board from time to time.

薪酬委員會

薪酬委員會於二零零五年四月二十日成立，成員包括大多數獨立非執行董事。薪酬委員會由一名執行董事（洪建生先生）及兩名獨立非執行董事（即蘇洪亮先生太平紳士及盧潤帶先生）組成。薪酬委員會負責就與董事及高級管理層之薪酬相關之政策及結構向本公司董事會提出建議。該委員會亦根據董事會不時確定之企業目標及目的審查全體執行董事及高級管理人員之個別薪酬待遇。

MODEL CODE FOR SECURITIES TRANSACTION BY DIRECTORS

The Company has adopted the Model Code for Securities Transaction by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all the Directors of the Company, all the Directors have confirmed that they had complied with the required standard set out in the Model Code during the accounting period covered by the interim report for the six months from 1 July 2005 to 31 December 2005.

董事進行證券交易之標準守則

本公司已採納上市規則附錄10所載的上市公司董事進行證券交易之標準守則（「標準守則」）。經向本公司各董事作出個別查詢後，各董事已確認彼等於本中期報告之會計期間（二零零五年七月一日至二零零五年十二月三十一日止六個月）一直遵守標準守則所載之要求標準。

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:
Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

Independent non-executive directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

By order of the Board
Hung Kin Sang, Raymond
Managing Director

Hong Kong, 22 March 2006

董事會成員

於本報告日期，董事會成員如下：

執行董事：
洪建生先生 *(董事總經理)*
洪王家琪 *(主席)*
方進平
洪繼懋

獨立非執行董事：
蘇洪亮非官守太平紳士
盧潤帶
倫贊球
林家威

承董事會命
董事總經理
洪建生

香港，二零零六年三月二十二日

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

Announcement

Quorum Island, a wholly-owned subsidiary of the Company, has received an offer from an independent third party for the acquisition of the Site.

This is a voluntary announcement made by Applied International Holdings Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Reference is made to the announcements issued by the Company dated 27 October 2004, 6 April 2005, 19 April 2005, 20 April 2005 and 6 December 2005 in respect of, among others, the proposed establishment of a 50-50 joint venture with The Ritz-Carlton Hotel Company, L.L.C. to develop a site (the "Site") located at Beef Islands, Tortola, the British Virgin Islands which is owned by Quorum Island (BVI) Limited ("Quorum Island"), a wholly-owned subsidiary of the Company.

Quorum Island has received an offer ("Offer") from an independent third party for the acquisition of the Site at a consideration of US$60,000,000 ("Acquisition"). Under the Offer, Quorum Island will also be entitled to a percentage participation in gross project residential revenues equal to 2.5% after such time as the project has achieved total gross revenues from the sale of residential units of US$350,000,000. Such gross participation is capped at a total payout of US$15,000,000. The Company is considering the Offer and no decision has yet been made.

The proposed Acquisition may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

Further announcement will be issued by the Company in compliance with the Listing Rules as and when appropriate.

By order of the board of
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Hong Kong, 22 March 2006

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 00519)

INTERIM RESULTS
For the six months ended 31 December 2005

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 31 December 2005

		Six months ended	
		31/12/2005	31/12/2004
	Notes	**(Unaudited)** ***HK$'000***	(Unaudited) *HK$'000*
Turnover	*3*	**59,192**	48,611
Cost of sales		**(50,921)**	(39,541)
Gross profit		**8,271**	9,070
Increase in fair value of investment property		**6,200**	–
Other operating income		**6,338**	1,844
Distribution costs		**(867)**	(145)
Administrative expenses		**(15,475)**	(14,116)
Interest income		**216**	285
Investment income		**46**	250
Gain on disposal of property, plant and equipment		**140**	6,005
Gain on disposal of other financial asset		**649**	–
Profit from operations		**5,518**	3,193
Finance costs		**(2,287)**	(1,557)
Profit before taxation	*4*	**3,231**	1,636
Income tax	*5*	**–**	3,400
Profit after taxation		**3,231**	5,036
Attributable to:			
Equity holders of the Company		**3,006**	4,688
Minority interests		**225**	348
Profit after taxation		**3,231**	5,036
Earnings per share	*6*		
Basic		**0.32 cents**	0.50 cents

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	Notes	31/12/2005 (Unaudited) HK$'000	30/6/2005 (Audited) HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Investment properties	7	**311,700**	305,500
Property, plant and equipment		**116,478**	116,197
Interest in a leasehold land		**128,003**	128,003
Other financial assets		**1,701**	1,701
Other securities		**1,786**	8,625
Negative goodwill		**–**	(22,549)
		559,668	537,477
Current assets			
Inventories		**2,006**	2,233
Trade and other receivables	8	**47,060**	35,224
Current tax recoverable		**22**	155
Pledged bank deposits		**3,005**	2,969
Cash and cash equivalents		**9,870**	22,472
		61,963	63,053
Current liabilities			
Trade and other payables	9	**40,101**	47,125
Current taxation		**–**	536
Bank and other borrowings – due within one year		**17,177**	52,641
Obligations under finance leases – due within one year		**3,278**	2,334
		60,556	102,636
Net current assets/(liabilities)		**1,407**	(39,583)
Total assets less current liabilities		**561,075**	497,894
Non-current liabilities			
Bank and other borrowings – due after one year		**67,198**	25,811
Obligations under finance leases – due after one year		**2,188**	2,014
		69,386	27,825
NET ASSETS		**491,689**	470,069
CAPITAL AND RESERVES			
Share capital	10	**9,255**	9,372
Treasury shares		**(12,546)**	(12,546)
Reserves		**424,457**	402,945
Total equity attributable to equity holders of the Company		**421,166**	399,771
Minority interests		**70,523**	70,298
TOTAL EQUITY		**491,689**	470,069

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Accounting Standard No. 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

The accounting policies used in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those set out in the 2005 Annual Report, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") which are relevant to its operations and effective for accounting periods commencing on or after 1 July 2005.

2. CHANGE IN ACCOUNTING POLICIES

The HKICPA has issued a number of new/revised HKFRSs, HKASs and interpretations which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted the new/revised HKFRSs and HKASs, which are applicable to its operations. The comparative figures have been restated as required.

The adopted new/revised HKFRSs and HKASs that are significantly different to the accounting policies set out in the 2005 Annual Report are discussed below, with comparative figures for the corresponding period in 2005 amended in accordance with the relevant requirements:

(a) HKAS 1 "Presentation of Financial Statements"

With the adoption of HKAS 1, minority interests are now treated as part of investment in equity in the balance sheet rather than as a deduction from or addition to net assets. In the profit and loss account, minority interests are now disclosed as an allocation of the profit or loss for the period rather than a deduction or addition of profit. This change has been applied retrospectively and the comparatives have been restated accordingly.

(b) HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement"

In the current period, the Group has applied HKAS 32 and HKAS 39.

In previous periods, the Group had classified its investment in equity and debt securities as "other securities" and measured at fair value, with unrealised gains or losses included in the income statement. From 1 July 2005, the Group classifies and measures its investment in equity and debt securities in accordance with HKAS 39. As a result, investments in securities classified under non-current assets with carrying amount of HK$1,786,000 (30 June 2005: HK$8,625,000) are reclassified as available-for-sale investments and carried at fair value. Subsequent changes in fair value are recognised in equity.

The adoption of these new policies does not have other material impact on the Group's current or prior period's financial statements.

(c) HKAS 36 "Impairment of Assets", HKAS 38 "Intangible Assets" and HKFRS 3 "Business Combinations"

The adoption of HKAS 36, HKAS 38 and HKFRS 3 has resulted in a change in the accounting policy for goodwill. Prior to the adoption, goodwill arising on acquisitions was capitalised and amortised on a straight-line basis over its estimated useful life and such goodwill was assessed for impairment at each balance sheet date.

In accordance with HKFRS 3, negative goodwill is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions, the Group has derecognised all negative goodwill at 1 July 2005, with a corresponding increase to opening retained earnings.

(d) HKFRS 2 "Share-based Payment"

In the current period, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 July 2005. In relation to share options granted before 1 July 2005, the Group has not applied HKFRS 2 to share options granted on or before 7 November 2002 and share options that were granted after 7 November 2002 and had vested before 1 July 2005 in accordance with the relevant transitional provisions. Accordingly, the adoption of HKFRS 2 has not resulted in an impact to the results of the Group for the prior accounting period.

3. SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

(a) Business segments

For management purposes, the Group is currently organised into three (2004: three) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 31 December 2005:

	Manufacture and distribution of electronic products	**Property and investment holding**	**Property development**	**Total**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***
	(Unaudited)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
Turnover	**54,540**	**4,652**	**–**	**59,192**
Results				
Segment results	**460**	**6,048**	**(1,460)**	**5,048**
Unallocated corporate income				**470**
Profit from operations				**5,518**
Finance costs				**(2,287)**
Profit before taxation				**3,231**
Taxation				**–**
Profit before minority interests				**3,231**

Business segment information for the six months ended 31 December 2004:

	Manufacture and distribution of electronic products	Property and investment holding	Property development	Total
	HK$'000 (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)
Turnover	43,550	5,061	–	48,611
Results				
Segment results	784	3,083	(568)	3,299
Unallocated corporate income				1,482
Unallocated corporate expenses				(1,588)
Profit from operations				3,193
Finance costs				(1,557)
Profit before taxation				1,636
Taxation				3,400
Profit before minority interests				5,036

(b) Geographical segments

The Group's operations are principally located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC"). The Group's administrative and manufacturing function is carried out in Hong Kong and the PRC.

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services:

	Six months ended			
	31/12/2005		31/12/2004	
	Turnover	**Contribution**	Turnover	Contribution
Geographical segments	***HK$'000*** **(Unaudited)**	***HK$'000*** **(Unaudited)**	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)
Hong Kong	**56,721**	**5,084**	21,582	2,177
United States of America	–	–	17,341	312
Europe	**1,943**	**896**	420	8
The PRC	–	–	2,716	1,252
Other Asian countries	–	–	6,552	118
BVI	**528**	**(932)**	–	(568)
	59,192	**5,048**	48,611	3,299

4. PROFIT BEFORE TAXATION

	Six months ended	
	31/12/2005	31/12/2004
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Profit/(loss) before taxation has been arrived at after charging:		
Depreciation and amortisation on		
– Assets owned by the Group	**1,289**	1,521
– Assets held under finance leases	**634**	1,766
and after crediting:		
Dividend income from listed securities	**46**	197

5. INCOME TAX

Hong Kong Profits Tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

	Six months ended	
	31/12/2005	31/12/2004
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The amount of taxation credited to the consolidated income statement represents:		
Overprovision in prior years	**–**	3,400,000

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2005 (2004: Nil) as the Company and its subsidiaries had no assessable profit for that period.

No provision for deferred tax has been made in the period.

6. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of HK$3,006,000 (2004: HK$4,688,000) and on the weighted average of 925,522,826 (2004: 941,082,826) shares in issue during the period.

No diluted earnings per share has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company of both periods.

7. INVESTMENT PROPERTIES

	2005
	HK$'000
VALUATION/FAIR VALUE	
At 1 July 2004	**202,276**
Transfer from property, plant and equipment	**8,944**
Disposals	**(6,600)**
Increase in fair value	**100,880**
At 30 June 2005 and 1 July 2005	**305,500**
Increase in fair value	**6,200**
At 31 December 2005	**311,700**

The value of investment properties held by the Group at 30 June 2005 and 31 December 2005 comprises:

	31/12/2005	30/6/2005
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Held in Hong Kong:		
Long-term leases	**105,400**	99,200
Medium-term leases	**176,600**	176,600
Held outside Hong Kong:		
Medium-term leases	**29,700**	29,700
	311,700	305,500

8. TRADE AND OTHER RECEIVABLES

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers. Included in trade and other receivables of the Group are trade debtors of HK$4,878,000 (30 June 2005: HK$4,353,000) and their aging analysis is as follows:

	31/12/2005	30/6/2005
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Within 90 days	**3,989**	3,560
More than 90 days and within 180 days	**889**	793
	4,878	4,353

9. TRADE AND OTHER PAYABLES

Included in trade and other payables of the Group are trade payables of HK$2,834,000 (30 June 2005: HK$3,967,000) and their aging analysis is as follows:

	31/12/2005	30/6/2005
	(Unaudited) *HK$'000*	(Audited) *HK$'000*
Within 90 days	**2,440**	3,416
More than 90 days and within 180 days	**394**	551
	2,834	3,967

10. SHARE CAPITAL

	Number of Ordinary shares	Amount *HK$'000*
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2005 and 31 December 2005	6,000,000,000	60,000
Issued and fully paid:		
At 1 July 2004	941,082,826	9,411
Cancellation upon repurchase of own shares	(3,860,000)	(39)
At 30 June 2005 and 1 July 2005	937,222,826	9,372
Cancellation upon repurchase of own shares	(11,700,000)	(117)
At 31 December 2005	925,522,826	9,255

11. COMPARATIVE FIGURES

Certain comparative figures have be reclassified to confirm with current period's presentation.

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the period ended 31 December 2005 (2004: Nil).

REVIEW OF OPERATIONS

The Group's turnover for the period ended 31 December 2005 was approximately HK$59.2 million, which represented an increase of 21.8% as compared to the period ended 31 December 2004. The administrative expenses for the period ended 31 December 2005 were approximately HK$15.5 million, which represented an increase of 9.6% as compared to the expenses which were incurred for period ended 31 December 2004. The unaudited consolidated profit for the period ended 31 December 2005 was approximately HK$3.0 million (as compared to an unaudited consolidated profit of HK$4.7 million for the period ended 31 December 2004).

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI PROJECT")

With the world economy and individual wealth improving tremendously, demand on leisure travels reached new heights. Consumer confidence in Europe and America has remained strong and supports the continuing strength in the travel and resort industry, indicating an optimistic outlook for the resort development project.

As a result, the Group is well-positioned to benefit from the leisure tourism growth. The period ended 31 December 2005 marked another exciting moment for the Group to become a prestigious resort developer, in which the Group continued to strengthen the resort development businesses while also advancing our short- and long-term strategic pipeline.

The Company's well-established business strategy in BVI project echoes the current tourism trend. Aging of population continues to reshape the travel sector with large number of wealthy boomers turning 50 every day in the United States & Europe. These leisure travelers show a greater preference for well-managed and quality resorts during their stay, providing enormous opportunity for the Group on the BVI Project.

On 2 December 2005, the Company's wholly-owned subsidiary, Quorum Island (BVI) Limited, signed an agreement with The Government of the British Virgin Islands for the development of Beef Island where the BVI Project is located. Under the Development Agreement, Quorum Island has been granted Pioneer Status on golf course and marina and mega-yacht facilities, and Hotel Aid on hotel and all branded villas, residences and fractional units.

Pursuant to Pioneer Status of the Development Agreement, many benefits are granted to the Company, these include a ten years (which is extendable) of tax holidays and import duty exemptions on capital equipment. In addition, a ten years (which is extendable) of tax holidays and import duty exemptions on building materials and equipment are also available to Quorum Island under Hotel Aid Act of the Development Agreement. The agreement sets a solid foundation for the development of the BVI Project.

During the period under review, the finalized master plan of its BVI Project was well received. Two of the constructions, the signature golf course and the State-of-the-Art marina facilities, respond perfectly to the market change and the need of tycoons, aiming at bringing sustainable income to the Group. Currently the golf market growing rapidly and golf residence can often yield a premium in value by having a five-star signature golf course. As for the marina industry, sales of boats over thirty feet and especially boats over 35 feet have remained strong and increased almost 100% in the past five years, indicating a massive demand in this area.

Meanwhile, the master plan has also successfully rallied the support of a dedicated and experienced development team including EDSA, Hill Glazier, Wilson & Associates, Nicklaus Design and ATM, development of the BVI Project is proceeding as planned. The management believes that the master plan, together with the sound development team, will allow us to benefit from the booming resort, golf and marina market. With the encouraging trends and the support from a seasoned management team, the Group is confident that the BVI Project will proceed smoothly and performs well.

In the six month ended 31 December 2005, the negotiation of a 50-50 joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands between the Group and The Ritz-Carlton Group to develop Beef Island, British Virgin Islands is underway.

(II) INVESTMENT PROPERTIES

Riding on the buoyant property market, the Group's investment properties, mainly in Hong Kong and PRC, generated rental revenue of approximately HK$4,652,000 during the six months ended 31 December 2005.

(III) OEM BUSINESS

For the six months ended 31 December 2005, the Group's OEM electronic business continued to be a stable source of income. Despite the fierce market competition, the Group's OEM manufacturing company gained support from a stable customer base and was able to maintain its market share during the period ended 31 December 2005. The Group has strived to increase its competitiveness by proactive measures for efficient resource allocation, aiming to trim costs and to focus more on higher-growth products.

OUTLOOK

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI" PROJECT)

While the BVI Project is the core business development of the Group, the Group is proactively looking for possible investment opportunities to expand its portfolio and provide future earnings and development opportunities for the Group.

(II) THE BVI PROJECT

Beef Island continued to demonstrate its value as a rare luxury resort site with great potential with numerous parties have shown their investment interest in this Island. In March 2006, the management received an offer from an independent third party, for a possible 100% buy out with a consideration of US$60,000,000 and additional consideration of US$15,000,000 The company is entitled to 2.5% of gross residential revenue after such time as the project has achieved total gross residential revenue of US$350,000,000 and this additional consideration is capped at a total payout of US$15,000,000. The offer provides with the Company premium immediate cash out opportunity, further reconfirms Beef Island as a potential tourism paradise. The offer is under management consideration.

In addition, while the Group is in negotiation with Ritz-Carlton, several leading resort developers and investment funds in United States also showed their interest in developing a possible joint venture or equity joint-venture with the Group on the BVI Project.

Meanwhile, the Group has won strong support from the Government of the British Virgin Islands. The development agreement signed with the Government will provide great financial assistance for the BVI project through tax holiday and certain duties exemptions, reducing the operating cost in the coming years. In this favorable environment, the management believes that the BVI project is a significant investment and will bring considerable profit to the Group.

Based on the competitive advantages of Beef Island, together with the support from the BVI Government, the management believes that the Group has upper hand to receive the most attractive development offers from leading resort developers and potential investors. In view of all the positive responses, the management has strong confident that BVI Project will bring a promising outlook to the Group.

With the world economy improving substantially and continue strong demand in the travel and resort industry, the management believes that the Company will benefit by developing the project and bring in position returns to all shareholders.

(III) OEM BUSINESS

Wideland Electronics Limited, the Company's subsidiary, will be moving to a larger factory in Shenzhen, PRC. After the move, it is expected that the factory will be able to increase its production capacity by 25%. The new factory will commence its operation in April 2006. By improving its productivity, the Company will further increase in competitiveness.

Given the strong economic fundamentals and healthy prospects in the resorts and property sector, the Group is set for further positive growth. Moreover, the management will explore more investment and project development opportunities in resort and property markets to optimize earnings. The Management is confident of the prospects of the Company.

PLEDGE OF ASSETS

At 31 December 2005, the asset values of investment properties and property, plant and equipment pledged by the Group to secure banking facilities granted to the Group amount to HK$282,000,000 (30 June 2005: HK$275,800,000) and HK$2,712,000 (30 June 2005: HK$1,752,000) respectively. At 31 December 2005, the Group had also pledged a fixed deposit of HK$3,005,000 (30 June 2005: HK$2,969,000).

LIQUIDITY AND FINANCIAL INFORMATION

At 31 December 2005, the Group's total net asset value and borrowings amounted to HK$491.7 million and HK$89.8 million respectively, representing a gearing ratio of 18.3% maintained. In addition, the majority of the Group's assets were in Hong Kong and US dollars and the exposure of foreign exchange was insignificant to the Group.

CONTINGENT LIABILITIES AND CAPITAL COMMITMENT

At 31 December 2005, the Company had in issue a guarantee of HK$23,000,000 (30 June 2005: HK$19,144,000) in respect of loans granted to a subsidiary.

The Group had no other contingent liabilities and capital commitments at the balance sheet date.

EMPLOYEE INFORMATION

At 31 December 2005, the Group employed a total of 337 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, the Company repurchased 11,700,000 ordinary shares on the Stock Exchange at an aggregate consideration of HK$3,813,000. All of the shares were subsequently cancelled. The nominal value of the cancelled shares of HK$117,000 during the period was credited to capital redemption reserve and the relevant aggregate consideration of HK$3,813,000 was paid out from the Company's accumulated losses. Details of the repurchases are as follows:

Month of the repurchases	Total number of the ordinary shares repurchased	Purchase price per share: Highest price paid per share *HK$*	Purchase price per share: Lowest price paid per share *HK$*	Aggregate consideration *HK$'000*
July 2005	**4,480,000**	**0.250**	**0.183**	**982**
August 2005	**1,220,000**	**0.265**	**0.255**	**319**
September 2005	**480,000**	**0.340**	**0.330**	**161**
October 2005	**3,760,000**	**0.460**	**0.410**	**1,645**
November 2005	**1,080,000**	**0.440**	**0.380**	**460**
December 2005	**680,000**	**0.400**	**0.330**	**246**
	11,700,000			**3,813**

The purchases were made for the benefit of the shareholders as a whole as they enhance the net asset value and/or earnings per share of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold, or redeemed any of the listed securities of the Company during the period.

CORPORATE GOVERNANCE

The Company is committed best corporate governance practices and procedures with a well-qualified board, sound internal controls, and transparency and accountability to all shareholders. The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the six months ended 31 December 2005.

In order to reinforce independence, accountability and responsibility, the role of the Group Chairman is separated from that of the Group Managing Director with their respective responsibilities endorsed by the Board in writing. In addition more than one-third of the Board is comprised of Independent Non-Executive Directors. Among the Independent Non-Executive Directors, more than one of them has appropriate professional qualifications, or accounting or related financial management expertise as required by the Listing Rules.

AUDIT COMMITTEE

The Audit Committee is comprised of Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. (Chairman of the Audit Committee), Mr. Lun Tsan Kau, Mr. Lo Yun Tai and Mr. Lam Ka Wai, Graham. They all have related professional qualifications, accounting or related financial management expertise. The Audit Committee has a responsibility to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group, listing rules and statutory compliance, and to discuss auditing, internal controls, risk management and financial reporting matters (including the interim financial report for the six months ended 31 December 2005 before recommending it to the Board for approval). The Audit Committee is satisfied that the internal controls and accounting systems of the Group are adequate.

REMUNERATION COMMITTEE

The Remuneration Committee was formed on 20 April 2005 and includes a majority of Independent Non-Executive Directors. The Remuneration Committee comprises one executive director, Mr. Hung Kin Sang, Raymond, and two Independent Non-Executive Directors, namely, Mr. Soo Hung Leung, Lincoln J.P. and Mr. Lo Yun Tai. The Remuneration Committee has a responsibility to make recommendations to the Board on the Company's policy and structure in the relation to the remuneration of Directors and senior management. The Committee also reviews specific remuneration packages of all executive Directors and senior management with regards to corporate goals and objectives resolved by the Board from time to time.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied through out the relevant financial period with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:
Hung Kin Sang, Raymond *(Managing Director)*
Hung Wong Kar Gee, Mimi *(Chairman)*
Fang Chin Ping
Hung Kai Mau, Marcus

Independent non-executive directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau
Lam Ka Wai, Graham

By order of the Board
Hung Kin Sang, Raymond
Managing Director

Hong Kong, 22 March 2006

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post and China Daily"

APPLIED INT'L<00519> - Results Announcement

Applied International Holdings Limited announced on 22/03/2006:
(stock code: 00519)
Year end date: 30/06/2006
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/07/2005 to 31/12/2005 ('000)	(Unaudited) Last Corresponding Period from 01/07/2004 to 31/12/2004 ('000)
Turnover	:	59,192	48,611
Profit/(Loss) from Operations	:	5,518	3,193
Finance cost	:	(2,287)	(1,557)
Share of Profit/(Loss) of Associates	:	3,231	1,636
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	3,006	4,688
% Change over Last Period	:	-35.9 %	
EPS/(LPS)-Basic (in dollars)	:	0.0032	0.005
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	3,006	4,688
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

Earnings per share

The calculation of the basic earnings per share is based on the profit attributable to equity holders of the Company of HK$3,006,000 (2004: HK$4,688,000) and on the weighted average of 925,522,826 (2004: 941,082,826) shares in issue during the period.

No diluted earnings per share has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market

price of the shares of the Company of both periods.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

ANNOUNCEMENT

Quorum Island, a wholly-owned subsidiary of the Company, has signed the Development Agreement with The Government of the British Virgin Islands for the development of the Site.

This is a voluntary announcement made by Applied International Holdings Limited (the "**Company**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

Reference is made to the announcements issued by the Company dated 27 October 2004, 6 April 2005, 19 April 2005 and 20 April 2005 in respect of, among others, the proposed establishment of a 50-50 joint venture with The Ritz-Carlton Hotel Company, L.L.C. to develop a site (the "**Site**") located at Beef Islands, Tortola, the British Virgin Islands which is owned by Quorum Island (BVI) Limited ("**Quorum Island**"), a wholly-owned subsidiary of the Company.

The board of directors (the "**Board**") of the Company is pleased to announce that on 2 December 2005, Quorum Island signed an agreement (the "**Development Agreement**") with The Government of the British Virgin Islands for the development of the Site. Under the Development Agreement, Quorum Island has been granted the Pioneer Status on golf course and marina & mega-yacht facilities, and the Hotel Aid on hotel and all branded villas, residences and fractional units. A period of ten years (which is extensible) of tax holidays and import duty exemptions on capital equipment are available to Quorum Island pursuant to the Pioneer Status. In addition, a period of ten or twenty years (which is extensible) of tax holidays and import duty exemptions on building materials and equipment are also available to Quorum Island under the Hotel Aid Act.

Pursuant to the Development Agreement, the Company is allowed to change the land use of the Site from raw land to hotel and real estate land zoning. This symbolizes that the Company's development of the Site has officially kicked off and its development prospects have been significantly increased. Further, the Company has been granted various privileges in developing the Site under the Development Agreement as described above which will greatly minimize its development and operation cost.

The transaction under the Development Agreement does not constitute a notifiable transaction for the Company under Chapter 14 of the Listing Rules.

This announcement is made by the order of Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the board of
Applied International Holdings Limited
Hung Kai Mau, Marcus
Executive Director

Hong Kong, 6 December 2005

As at the date of this Announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

* *For identification only*

"Please also refer to the published version of this announcement in the South China Morning Post"

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 21 NOVEMBER 2005

I/We (Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ ordinary shares (the "Shares") of HK$0.01 each in the capital of Applied International Holdings Limited (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3), or ______________________________

of ______________________________

as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting of the Company to be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong (or at any adjournment thereof) (the "Meeting") for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated, or, if no such indication is given, as my/our proxy thinks fit. My/our proxy will also be entitled to vote on any matter properly put to the Meeting in such manner as he/she thinks fit.

		FOR (Note 4)	AGAINST (Note 4)
1.	To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2005.		
2.	To re-elect directors:		
	(a) Mr. Hung Kai Mau, Marcus		
	(b) Mr. Lam Ka Wai, Graham		
	(c) Mr. Lun Tsan Kau		
	(d) Mr. Hung Kin Sang, Raymond		
	(e) Mr. Soo Hung Leung, Lincoln		
	(f) Mr. Lo Yun Tai		
3.	To determine the directors' remuneration for their services.		
4.	To appoint auditors and authorise the board of directors to fix their remuneration.		
Ordinary resolutions:			
5.	To refresh a general mandate to the directors of the Company to allot, issue and deal with shares not exceeding 20% of the issued share capital of the Company.		
6.	To refresh a general mandate to the directors of the Company repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To extend the general mandate to directors of the Company to allot, issue and deal with shares by an amount not exceeding the amount of the Shares repurchased by the Company.		

Signature(s) (Note 5) : ______________________________ Date ______________________________

Notes:

1. *Full name(s) and address(es) must be inserted in **BLOCK CAPITALS**. The names of all joint registered holders should be stated.*
2. *Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).*
3. *If any proxy other than the Chairman of the Meeting is preferred, strike out **"THE CHAIRMAN OF THE MEETING"** and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.***
4. ***IMPORTANT:** If you wish to vote for a resolution, tick in the box marked "For". If you wish to vote against a resolution, tick in the box marked "Against". If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.*
5. *This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.*
6. *In order to be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting or the adjourned Meeting (as the case may be).*
7. *In the case of joint registered holders of any Shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Shares as if he/she was solely entitled thereto; but if more than one of such joint registered holders be present at the Meeting, either personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such Shares shall alone be entitled to vote in respect thereof to the exclusion of the votes of the other joint registered holders.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish.*

* *For identification purpose only*

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Applied International Holdings Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

RENEWAL OF GENERAL MANDATES TO ISSUE SHARES AND PURCHASE SHARES,

RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

This circular is despatched together with the annual report of Applied International Holdings Limited for the year ended 30 June 2005 which comprises the Directors' report, the auditors' report and the audited financial statements of Applied International Holdings Limited and its subsidiaries for the year ended 30 June 2005 by 24 October 2005.

A notice convening an annual general meeting of Applied International Holdings Limited to be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 14 to 17 of this circular. Whether or not you are able to attend the annual general meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the annual general meeting, or any adjournment thereof, should you so wish.

* *For identification purpose only*

24 October 2005

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong;
"AGM Notice"	the notice convening the AGM set out on pages 14 to 17 of this circular;
"associate"	has the meanings ascribed to it under the Listing Rules;
"Board"	the board of Directors;
"bye-laws"	the existing bye-laws of the Company;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange;
"connected person"	has the meanings ascribed to it under the Listing Rules;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to allot and issue Shares;
"Latest Practicable Date"	20 October 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Purchase Mandate"	a general and unconditional mandate proposed to be granted to the Directors to exercise all powers of the Company to purchase Shares;

"Share(s)"	ordinary shares of HK$0.01 each in the share capital of the Company;
"Shareholder(s)"	holder(s) of (a) Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

Executive Directors
Mr. Hung Kin Sang, Raymond *(Managing Director)*
Ms. Hung Wong Kar Gee, Mimi *(Chairman)*
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent Non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

24 October 2005

To the Shareholders

Dear Sir or Madam,

RENEWAL OF GENERAL MANDATES TO ISSUE SHARES AND PURCHASE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to: (i) provide you with details of the proposed Issue Mandate and the proposed Purchase Mandate; (ii) set out an explanatory statement regarding the Purchase Mandate; and (iii) give you notice of the AGM.

* *For identification purpose only*

GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

Ordinary resolutions will be proposed at the AGM to give to the Directors new general mandates:

(i) to allot, issue and otherwise deal with new Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM; and

(ii) to purchase Shares with an aggregate nominal amount not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the AGM.

In addition, a separate ordinary resolution will also be proposed at the AGM to add to the Issue Mandate those Shares purchased by the Company pursuant to the Purchase Mandate (if granted to the Directors at the AGM).

The Issue Mandate and the Purchase Mandate will expire on whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of the relevant resolutions at the AGM at which time such Issue Mandate and Purchase Mandate shall lapse unless, by ordinary resolutions passed at that meeting, the mandates are renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under the relevant resolutions at the AGM by an ordinary resolution of the shareholders of the Company in general meeting.

The Directors have no present intention to exercise the Issue Mandate or the Purchase Mandate (if granted to the Directors at the AGM). The information in the explanatory statement is to provide you with the information reasonable necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Purchase Mandate at the AGM.

An explanatory statement containing information regarding the Purchase Mandate is set out in the appendix to this circular.

RE-ELECTION OF DIRECTORS

The Board currently consists of eight Directors including four executive Directors, namely, Mr. Hung Kin Sang, Raymond *(Managing Director)*, Ms. Hung Wong Kar Gee, Mimi *(Chairman)*, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus, four independent non-executive Directors, namely, Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

According to Article 86(2) of the Company's bye-laws, Mr. Hung Kai Mau, Marcus, who was appointed by the Board as executive director of the Company on 16 August 2005 and Mr. Lam Ka Wai, Graham, who was appointed as independent non-executive director of the Company on 1 October 2005, shall all retire at the AGM.

According to Article 87(1) of the Company's bye-laws (the "Article") and Appendix 3 to the Listing Rules, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall also retire from office by rotation at the AGM. In addition, the new code on corporate governance practices (the "Code") under Appendix 14 to the Listing Rules provides, inter alia, that every Director should be subject to retirement by rotation at lease once every three years. In accordance with the Article and the Code, Mr. Lun Tsan Kau, Mr. Hung Kin Sang, Raymond, Mr. Soo Hung Leung, Lincoln and Mr. Lo Yun Tai shall retire by rotation at the AGM.

All of the abovenamed retiring Directors are eligible for re-election and have expressed their willingness to stand for re-election at the AGM. Brief biographical details for each of the abovenamed retiring Directors are set out as follows:

(i) Mr. Hung Kai Mau, Marcus

Mr. Hung Kai Mau, Marcus ("Mr. M Hung"), aged 23, Director, graduated from the University of Chicago with a Bachelor's degree in Economics. He joined the Company since 1 April 2005. He has overall responsibility for finance and administrative matters of the Group.

Mr. M Hung has relationship with two directors, Mr. Hung Kin Sang, Raymond (son and father) and Ms. Hung Wong Kar Gee, Mimi (son and mother). As at the Latest Practicable Date, Mr. M Hung beneficially owns 1,380,000 Shares, representing approximately 0.15% of the issued share capital of the Company.

There is a service contract between the Company and Mr. M Hung as Assistant to Chairman of the Company with effect from 1 April 2005 for a term of 3 years pursuant to which he is entitled to receive a monthly salary of HK$50,000 which is determined by reference to his responsibilities in the Company and work performance. Other than such service contract, Mr. M Hung has not entered into any other service contract with the Company and is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. Mr. M Hung will be entitled to bonus payments (whether fixed or discretionary in nature) and director's emoluments which shall be determined by the Board or the Company in a general meeting (as the case may be) by reference to the Company's performance and market benchmarks. Save as disclosed above, Mr. M Hung does not hold any directorship in any other listed company in Hong Kong over the last three years.

(ii) Mr. Lam Ka Wai, Graham

Mr. Lam Ka Wai ("Mr. Lam"), aged 37, independent non-executive Director, graduated from the University of Southampton, England with a Bachelor of Science

degree in Accounting and Statistics. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Mr. Lam is currently an Executive Director of an investment bank and he has over 10 years experience in corporate finance as well as around 4 years experience in Accounting and Auditing. He is also an independent non-executive Director of another listed company in Hong Kong, namely Cheuk Nang (Holdings) Limited. Saved as Cheuk Nang (Holdings) Limited, Mr. Lam does not hold any directorship in any other listed company in Hong Kong over the last three years.

Mr. Lam does not have any relationship with any directors, members of senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lam does not beneficially own any share of the Company.

There is no service contract between the Company and Mr. Lam. In addition, Mr. Lam is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Lam is currently entitled to receive a director's emoluments of HK$100,000 per annum which is subject to annual review by the Board by reference to market benchmarks.

(iii) Mr. Lun Tsan Kau

Mr. Lun Tsan Kau, ("Mr. Lun"), aged 51, independent non-executive Director, holds a B.S. degree from University of Illinois, a MS degree from University of California Berkeley and a MBA degree from the University of Hong Kong. He joined the Group in 1997. He has over 26 years experience in investment and management consultancy, project financing, manufacturing and banking. He was previously affiliated with several international banks, an electronics manufacturing company and a US based investment holding company. He is the Executive Director and the Deputy Managing Director of K. Wah International Holdings Limited. Saved as K. Wah International Holdings Limited, Mr. Lun does not hold any directorship in any other listed company in Hong Kong over the last three years.

Mr. Lun does not have any relationship with any directors, members of senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Lun does not beneficially own any share of the Company.

There is no service contract between the Company and Mr. Lun. In addition, Mr. Lun is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Lun is currently entitled to receive a director's emoluments of HK$100,000 per annum which is subject to annual review by the Board by reference to market benchmarks.

(iv) Mr. Hung Kin Sang, Raymond

Mr. Hung Kin Sang, Raymond ("Mr. R Hung"), aged 57, managing Director, holds a B.Sc. degree in Electrical Engineering from the University of Illinois and a MBA degree from the University of Chicago, U.S.A. He has overall responsibility for the activities of the Company. In April 1976, he founded the Group and has been actively involved in the Group's development over the last 29 years.

Mr. R Hung has relationship with two directors. Ms. Hung Wong Kar Gee, Mimi (husband and wife) and Mr. M Hung (father and son). As at the Latest Practicable Date, Mr. R Hung beneficially owns 3,280,000 Shares, representing approximately 0.35% of the issued share capital of the Company.

There is no service contract between the Company and Mr. R Hung. In addition, Mr. R Hung is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. R Hung is currently entitled to receive a director's emoluments of HK$3,857,000 per annum which is subject to annual review by the Board by reference to market benchmarks. He is the Non-executive Director of Macro-link International Holdings Limited (formerly known as Applied (China) Limited) and has been the Executive Director of Applied (China) Limited before 9 February 2004. Saved as Macro-link International Holdings Limited and Applied (China) Limited, Mr. R Hung does not hold any directorship in any other listed company in Hong Kong over the last three years.

(v) Mr. Soo Hung Leung, Linclon

Mr. Soo Hung Leung, Lincoln ("Mr. Soo"), aged 60, BScChE, MBA, J.P., independent non-executive Director, is a stock broker and the Chairman of Soo Pei Shao & Co. Ltd., and also the Independent Non-executive Director of Wing Lung Bank Limited and Wah Ha Realty Company Limited. Mr. Soo is also a member of the HKSAR Insider Dealing Tribunal, the Solicitors Disciplinary Tribunal, the Committee of the Spastics Association, the Chairman of the English Advisory Committee of the Baptist University, and the Chairman of the HKSAR Board of Review (Film Censorship). Saved as Wing Lung Bank Limited and Wah Ha Realty Company Limited, Mr. Soo does not hold any directorship in any other listed company in Hong Kong over the last three years.

Mr. Soo does not have any relationship with any directors, members of senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Soo beneficially owns 1,100,000 Shares, representing approximately 0.12% of the issued share capital of the Company.

There is no service contract between the Company and Mr. Soo. In addition, Mr. Soo is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Soo is currently entitled to receive a director's emoluments of HK$100,000 per annum which is subject to annual review by the Board by reference to market benchmarks.

(vi) Mr. Lo Yun Tai

Mr. Lo Yun Tai ("Mr. Lo"), aged 60, independent non-executive Director, holds a B.Sc. degree in Mechanical Engineering from National Taiwan University. He has over 35 years experience in the electronics industry. His extensive engineering and manufacturing background is strengthened by his expertise in corporate management and operations of some electronic companies.

Mr. Lo does not have any relationship with any directors, members of senior management or substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Lo does not beneficially own any share of the Company.

There is no service contract between the Company and Mr. Lo. In addition, Mr. Lo is not appointed for a specific term and his length of service as a director of the Company is subject to the relevant provisions in the bye-laws. Mr. Lo is currently entitled to receive a director's emoluments of HK$100,000 per annum which is subject to annual review by the Board by reference to market benchmarks. Saved as disclosed above, Mr. Lo does not hold any directorship in any other listed company in Hong Kong over the last three years.

RECOMMENDATION

The Directors consider that the granting of the Issue Mandate and the Purchase Mandate are in the interests of the Company and the Shareholders. Accordingly, the Directors recommend that the Shareholders vote in favour of the relevant resolutions at the AGM.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong is set out on pages 14 to 17 of this circular for the purpose of, inter alia, considering and, if thought fit, passing the resolutions set out therein.

PROCEDURE BY WHICH A POLL MAY BE DEMANDED

Pursuant to bye-law 76 of the bye-laws, a resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by: (i) the chairman; or (ii) at least three members present in person or by proxy or by representative for the time being entitled to vote at the meeting; or (iii) a member or members present in person or by proxy or by representative and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or (iv) by a member or members present in person or by proxy or by representative and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

ACTION TO BE TAKEN

You will find enclosed a form of proxy for use at the AGM. Whether or not you are able to attend the AGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM, or any adjournment thereof, should you so wish.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

This appendix includes an explanatory statement required by the Stock Exchange to be presented to Shareholders concerning the Purchase Mandate proposed to be granted to the Directors.

1. THE STOCK EXCHANGE RULES FOR PURCHASES OF SHARES

The Listing Rules permit companies with a primary listing on the Stock Exchange to purchase their shares on the Stock Exchange subject to certain restrictions.

The Listing Rules provide that all proposed purchases of shares by a company with a primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the shares to be purchased must be fully paid up.

2. FUNDING OF PURCHASES

Any purchase will be made out of funds which are legally available for the purpose in accordance with the memorandum of association and bye-laws of the Company and the Companies Act 1981 of Bermuda. As compared with the financial position of the Company as at 30 June 2005 (being the date to which the latest audited financial statements of the Company have been made up), the Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event the proposed purchases were to be carried out in full during the proposed purchase period.

The Directors do not propose to exercise the Purchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing position which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 929,782,826 Shares.

Subject to the passing of the relevant ordinary resolutions to approve the general mandates to issue and purchase Shares and on the basis that no further Shares are issued or purchased between the Latest Practicable Date and the AGM, the Directors would be authorised to exercise the powers of the Company to purchase a maximum of 92,978,282 Shares.

4. REASONS FOR PURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to purchase Shares on the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such purchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the Purchase Mandate in accordance with the Listing Rules, the applicable laws of Bermuda and in accordance with the memorandum of association and bye-laws of the Company.

6. EFFECT OF THE TAKEOVERS CODE

If as a result of a purchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a shareholder or a group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, the substantial Shareholders having interests in 10% or more of the issued share capital of the Company were:

		Approximate % shareholding	
Name of Shareholder	**Number of Shares held**	**As at the Latest Practicable Date**	**If the Purchase Mandate is exercised in full**
Capita Company Inc. *(Note 1)*	359,153,435	38.63%	42.92%
Marami Foundation *(Note 1)*	453,984,584	48.83%	54.25%
Hung Kin Sang, Raymond *(Note 1)*	457,264,584	49.18%	54.64%
Hung Wong Kar Gee, Mimi *(Note 1)*	462,854,640	49.78%	55.31%

Notes:

1. These Shares are held by the following companies:

	Number of Shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
iQuorum Cybernet Limited *(Note 2)*	48,329,000
	453,984,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi (husband and wife). Among the 457,264,584 Shares which are deemed to be held by Hung Kin Sang, Raymond, 3,280,000 Shares are held under his personal interest. Among the 462,854,640 Shares which are deemed to be held by Hung Wong Kar Gee, Mimi, 8,870,056 Shares are held under her personal interest.

2. These Shares are held by iQuorum Cybernet Limited, a wholly-owned subsidiary of the Company. Capita Company Inc. owns more than one-third of the issued Shares and is a wholly-owned subsidiary of Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi (husband and wife).

In the event the Directors exercise in full the power to purchase Shares which is proposed to be granted pursuant to the resolution, the interests of each of the above Shareholders in the Company would be increased to approximately the percentages as set out opposite their respective names in the table above. Such increase will give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors do not intend to exercise the power to purchase Shares to an extent which would render the aforesaid Shareholders or any Shareholder or group of Shareholders obliged to make a mandatory offer under Rule 26 of the Takeovers Code. The Board will endeavour to ensure that the exercise of the Purchase Mandate will not result in less than 25% of the Shares being held by the public.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed Purchase Mandate is granted, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make purchases of Shares.

8. SHARE PURCHASE MADE BY THE COMPANY

Save as disclosed below, no purchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) in the six months ended on the Latest Practicable Date.

Month/Year	Number of Shares repurchased	Purchase price per Share Highest	Purchase price per Share Lowest	Aggregate purchase consideration
		HK$	*HK$*	*HK$*
April 2005	980,000	0.265	0.240	246,840
May 2005	380,000	0.260	0.238	93,800
June 2005	1,740,000	0.240	0.220	401,120
July 2005	4,480,000	0.250	0.183	982,460
August 2005	1,220,000	0.265	0.255	318,700
September 2005	480,000	0.340	0.330	160,800
Total	9,280,000			2,203,720

9. SHARE PRICE

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months immediately prior to the Latest Practicable Date were as follows:

	Shares Highest	Shares Lowest
	HK$	*HK$*
2004		
October	0.150	0.060
November	0.144	0.090
December	0.130	0.103
2005		
January	0.160	0.108
February	0.130	0.120
March	0.131	0.108
April	0.550	0.131
May	0.345	0.232
June	0.255	0.215
July	0.250	0.180
August	0.300	0.200
September	0.495	0.290
October 2005 till the Latest Practicable Date	0.500	0.365

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

NOTICE IS HEREBY GIVEN that an annual general meeting of Applied International Holdings Limited (the "Company") will be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong for the following purposes:–

1. To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2005.

2. To re-elect directors:

   (a) Mr. Hung Kai Mau, Marcus

   (b) Mr. Lam Ka Wai, Graham

   (c) Mr. Lun Tsan Kau

   (d) Mr. Hung Kin Sang, Raymond

   (e) Mr. Soo Hung Leung, Lincoln

   (f) Mr. Lo Yun Tai

3. To determine the directors' remuneration for their services.

4. To appoint auditors and authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions, which will be proposed as ordinary resolutions of the Company:–

ORDINARY RESOLUTIONS

5. "**THAT**:

   (A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

* *For identification purpose only*

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (A) and (B) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at close of business on the day of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of

Hong Kong and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to purchase such shares are subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) of this resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of ordinary resolutions numbered 5 and 6 in the notice of annual general meeting of the Company dated 21 November 2005, the aggregate nominal amount of the share capital of the Company which are purchased by the Company pursuant to and in accordance with ordinary resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with ordinary resolution numbered 5."

By Order of the Board
Applied International Holdings Limited
Lee Wai Fun, Betty
Company Secretary

Hong Kong, 24 October 2005

Executive Directors
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of Applied International Holdings Limited (the "Company") will be held at 2:00 p.m. on 21 November 2005 (Monday) at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong for the following purposes:-

1. To receive and consider the audited financial statements and reports of the directors and auditors of the Company for the year ended 30 June 2005.

2. To re-elect directors:

   (a) Mr. Hung Kai Mau, Marcus

   (b) Mr. Lam Ka Wai, Graham

   (c) Mr. Lun Tsan Kau

   (d) Mr. Hung Kin Sang, Raymond

   (e) Mr. Soo Hung Leung, Lincoln

   (f) Mr. Lo Yun Tai

3. To determine the directors' remuneration for their services.

4. To appoint auditors and authorise the board of directors to fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions, which will be proposed as ordinary resolutions of the Company:-

ORDINARY RESOLUTIONS

5. "**THAT**:

   (A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs (A) and (B) of this resolution, otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the bye-laws of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at close of business on the day of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

6. "**THAT**:

(A) subject to paragraph (C) of this resolution, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to purchase such shares are subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) of this resolution shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company following the passing of this resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; or

(ii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of ordinary resolutions numbered 5 and 6 in the notice of annual general meeting of the Company dated 21 November 2005, the aggregate nominal amount of the share capital of the Company which are purchased by the Company pursuant to and in accordance with ordinary resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with ordinary resolution numbered 5."

By Order of the Board
Applied International Holdings Limited
Lee Wai Fun, Betty
Company Secretary

Hong Kong, 24 October 2005

Executive Directors
Mr. Hung Kin Sang, Raymond
Ms. Hung Wong Kar Gee, Mimi
Mr. Fang Chin Ping
Mr. Hung Kai Mau, Marcus

Independent non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau
Mr. Lam Ka Wai, Graham

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business:
Unit 3402, 34/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. A form of proxy for use at the meeting is enclosed.

4. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof shall be deposited at the principal place of business of the Company at Unit 3402, 34/F, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote and in default the instrument of proxy shall not be treated as valid.

5. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date.

6. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

Applied International Holdings Limited
實力國際集團有限公司*

(incorporated in Bermuda with limited liability)

(Stock Code: 519)

ANNOUNCEMENT RESULTS FOR THE YEAR ENDED 30 JUNE 2005

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2005 with comparative figures for the previous year are as follows:

	Notes	**2005** *HK$'000*	2004 *HK$'000*
Turnover	*2*	**105,295**	104,070
Cost of sales		**(91,400)**	(70,868)
Gross profit		**13,895**	33,202
Other operating income		**2,079**	6,789
Distribution costs		**(1,306)**	(1,893)
Administrative expenses		**(24,146)**	(73,203)
Increase in fair value of investment properties		**100,880**	–
Surplus on revaluation of investment properties		–	78,012
Impairment loss recognised in respect of property, plant and equipment		–	(6,000)
Gain/(loss) on disposal of property, plant and equipment		**6,194**	(904)
Gain on disposal of investment properties		**12,903**	3,575
Loss on disposal of other securities		**(269)**	(7,755)
Profit from operations	*3*	**110,230**	31,823
Finance costs	*4*	**(3,354)**	(6,318)
(Loss)/gain on disposal of subsidiaries		**(6,752)**	55,956
Gain on disposal of discontinued operations		–	8,797
Profit before taxation		**100,124**	90,258
Taxation	*5*	**2,665**	(421)
Profit before minority interests		**102,789**	89,837
Minority interests		**736**	6,644
Net profit for the year		**103,525**	96,481
EARNINGS PER SHARE	*6*		
Basic		**11.0 cents**	10.3 cents

THE CONSOLIDATED BALANCE SHEET AT 30 JUNE 2005

	2005 HK$'000	2004 HK$'000
Non-current assets		
Investment properties	**305,500**	202,276
Interest in a leasehold land	**128,003**	128,003
Property, plant and equipment	**116,197**	132,947
Other investments	**1,701**	1,701
Other securities	**8,625**	14,251
Negative goodwill	**(22,549)**	(23,857)
	537,477	455,321
Current assets		
Inventories	**2,233**	580
Trade and other receivables	**35,224**	18,270
Tax recoverable	**155**	124
Pledged bank deposits	**2,969**	–
Bank balances and cash	**22,472**	4,755
	63,053	23,729
Current liabilities		
Trade and other payables	**47,125**	43,593
Tax payable	**536**	3,400
Bank and other borrowings – due within one year	**52,641**	47,303
Obligations under finance leases – due within one year	**2,334**	2,495
	102,636	96,791
Net current liabilities	**(39,583)**	(73,062)
	497,894	382,259
Capital and reserves		
Share capital	**9,372**	9,411
Treasury shares	**(12,546)**	(12,546)
Reserves	**402,945**	281,178
	399,771	278,043
Minority interests	**70,298**	71,034
Non-current liabilities		
Bank and other borrowings – due after one year	**25,811**	30,334
Deferred taxation	**–**	135
Obligations under finance leases – due after one year	**2,014**	2,713
	27,825	33,182
	497,894	382,259

1. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards ("HKAS(s)") and Hong Kong Financial Reporting Standards ("HKFRS(s)") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for HKFRS 3 "Business Combinations", which is applicable for business combinations for which the agreement date is on or after 1 January 2005.

The Group has not entered into any business combination for which the agreement date is on or after 1 January 2005. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 30 June 2005.

In the current year, the Group has early adopted the following new HKFRSs as follows:

HKAS 40	Investment Property
HKAS Interpretation 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets

The Group has elected to use the fair value model to account for its investment properties which requires increase or decrease in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous year, investment properties under Statement of Standard Accounting Practice 13 "Accounting for investment properties" issued by the HKICPA were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 July 2004 onwards. The amount held in investment property revaluation reserve at 1 July 2004 of HK$7,216,000 has been transferred to the Group's accumulated losses.

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HKAS Interpretation 21 which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS Interpretation 21, this change in accounting policy has been applied retrospectively. The adoption of HKAS Interpretation 21 has no material effect on the results for the current or prior accounting period. Accordingly, no prior year adjustment has been made.

For those new HKFRSs that the Group has not early adopted in the financial statements for the year ended 30 June 2005, the Group is in the process of making an assessment of the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have an effect on the results of operations and financial position of the Group. These new HKFRSs may result in changes in the future as to how the results and financial position of the Group are prepared and presented.

2. SEGMENT INFORMATION

For management purposes, the Group is currently organised into three (2004: three) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

In prior year, the Group was also involved in the manufacture and distribution of healthcare products. This business was discontinued during the year ended 30 June 2004.

Business segment information for the year ended 30 June 2005 is presented below:

	Manufacture and distribution of electronic products *HK$'000*	**Property and investment holding** *HK$'000*	**Property development** *HK$'000*	**Corporate** *HK$'000*	**Total** *HK$'000*
Turnover	**95,315**	**9,980**	**–**	**–**	**105,295**
Results					
Segment results	**(1,091)**	**115,633**	**(412)**	**–**	**114,130**
Unallocated corporate expenses					**(3,900)**
Profit from operations					**110,230**
Finance costs					**(3,354)**
Loss on disposal of subsidiaries					**(6,752)**
Profit before taxation					**100,124**
Taxation					**2,665**
Profit before minority interests					**102,789**
Minority interests					**736**
Net profit for the year					**103,525**
Assets					
Segment assets	**22,068**	**338,411**	**236,773**	**–**	**597,252**
Unallocated corporate assets					**3,278**
Consolidated total assets					**600,530**
Liabilities					
Segment liabilities	**5,473**	**40,004**	**56**	**–**	**45,533**
Unallocated corporate liabilities					**84,928**
Consolidated total liabilities					**130,461**
Other information					
Capital expenditure	**2,364**	**2,041**	**–**	**–**	**4,405**
Depreciation and amortisation of property, plant and equipment	**3,188**	**3,725**	**–**	**145**	**7,058**
Allowance for trade and other receivables	**343**	**–**	**–**	**–**	**343**

Business segment information for the year ended 30 June 2004 is presented below:

	Continuing operations			Discontinued operations		
	Manufacture and distribution of electronic products *HK$'000*	Property and investment holding *HK$'000*	Property development *HK$'000*	Manufacture and distribution of healthcare products *HK$'000*	Corporate *HK$'000*	Total *HK$'000*
Turnover	80,765	10,221	–	13,084	–	104,070
Results						
Segment results	1,883	35,116	(6,540)	4,158	–	34,617
Unallocated corporate expenses						(2,794)
Profit from operations						31,823
Finance costs						(6,318)
Gain on disposal of subsidiaries						55,956
Gain on disposal of discontinued operations						8,797
Profit before taxation						90,258
Taxation						(421)
Profit before minority interests						89,837
Minority interests						6,644
Net profit for the year						96,481
Assets						
Segment assets	20,594	219,488	233,662	–	–	473,744
Unallocated corporate assets						5,306
Consolidated total assets						479,050
Liabilities						
Segment liabilities	7,084	34,872	32	–	–	41,988
Unallocated corporate liabilities						87,985
Consolidated total liabilities						129,973
Other information						
Capital expenditure	3,748	17,560	152	38	556	22,054
Depreciation and amortisation of property, plant and equipment	3,959	2,799	6	258	352	7,374
Allowance for trade and other receivables	–	745	–	–	–	745
Impairment loss recognised in respect of property, plant and equipment	–	–	6,000	–	–	6,000

3. PROFIT FROM OPERATIONS

	2005 ***HK$'000***	2004 *HK$'000*
Profit from operations has been arrived at after charging:		
Staff costs, including directors' remuneration:		
Basic salaries and allowances	**16,517**	26,441
Retirement benefits scheme contributions, no forfeited contributions	**190**	394
Total staff costs	**16,707**	26,835
Allowance for trade and other receivables	**343**	745
Amortisation of goodwill included in administrative expenses	**–**	110
Auditors' remuneration:		
Current year	**611**	1,265
Underprovision in prior years	**111**	513
Depreciation and amortisation:		
Owned assets	**5,467**	4,584
Assets held under finance leases	**1,591**	2,790
Loss on disposal of other investments	**–**	202
and after crediting:		
Dividend income from listed securities	**364**	272
Interest income	**33**	644
Release of negative goodwill included in other operating income	**1,308**	1,359
Rental income from property, plant and equipment	**80**	40
Rental income from investment properties, net of negligible outgoings (2004: outgoings of HK$468,000)	**9,900**	9,713

4. FINANCE COSTS

	2005 ***HK$'000***	2004 *HK$'000*
Interest expense on:		
bank and other borrowings wholly repayable within five years	**2,281**	4,755
bank and other borrowings not wholly repayable within five years	**779**	827
Finance charges on obligations under finance leases	**294**	736
	3,354	6,318

5. TAXATION

	2005	2004
	HK$'000	*HK$'000*
The (credit)/charge comprises:		
Hong Kong Profits Tax		
Current year	**535**	–
(Over)/under provision in previous year	**(3,065)**	670
	(2,530)	670
Deferred taxation		
Credit for the year	**(135)**	(249)
	(2,665)	421

Hong Kong Profits Tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profit for the year.

6. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the net profit for the year of HK$103,525,000 (2004: HK$96,481,000) and on the weighted average of 940,496,853 (2004: 941,081,098) ordinary shares of the Company in issue during the year.

No diluted earnings per share for the current year has been presented as the Company has no potential dilutive shares outstanding.

No diluted earnings per share for the year ended 30 June 2004 has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company for year.

DIVIDEND

The Directors do not recommend payment of dividends for the year ended 30 June 2005 (2004: Nil).

The Group benefited from a general improvement in regional and global business environment, reporting an overall growth during the year ended 30 June 2005. The Group is also optimistic in the implementation of the BVI Project which is a 50-50 joint venture agreement between the Group and The Ritz-Carlton Hotel Company, Ltd. I am pleased to present the progress of this project, together with the results of the Group's other business operation during the year ended 30 June 2005.

RESULTS

The Group's audited consolidated profit from operation of the Group for the year ended 30 June 2005 amounted to approximately HK$110,230,000, representing an increase of approximately 246.4% compared to last year. The increase in profit from operation was mainly attributed to the revaluation profit of HK$100,880,000 which was derived from the adoption of the new Hong Kong Financial Standards, and an improvement in cost control of the Group's operation, management and administration. As the unusual one-off gain on disposal of subsidiaries and discontinued operations recorded in the year ended 30 June 2004, the audited consolidated profit attributable to shareholders of the Group for the year ended 30 June 2005 amounted to approximately HK$103,525,000, an increase of approximately 7.3% compared to last year.

The Group was primarily engaged in three areas of business, namely the property development, property investments and OEM business.

PLEDGE OF ASSETS

At 30 June 2005, the asset values of investment properties and property, plant and equipment pledged by the Group to secure a total banking facilities granted to the Group amount to HK$275,800,000 (2004: HK$174,420,000) and HK$1,752,000 (2004: HK$2,616,000) respectively. At 30 June 2005, the Group also pledged its fixed deposit of HK$2,969,000 (2004: Nil).

BUSINESS REVIEW

(I) PROPERTY DEVELOPMENT – BRITISH VIRGIN ISLANDS PROJECT ("BVI" PROJECT)

A key feature of the Group this year was the BVI Project. The Company, through its wholly-owned subsidiary, Quorum Island (BVI) Limited ("Quorum Island") has entered into the Heads of Agreement with The Ritz-Carlton Hotel Company, Ltd. on 11 April 2005 to develop the Site which is owned by Quorum Island for a possible establishment of 50-50 joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands and the negotiation is underway as the "Exclusivity Period" of the Heads of Agreement has been extended to 30 November 2005.

The Ritz-Carlton hotels and resorts are renowned for indulgent luxury and it has 54 hotels worldwide.

(II) INVESTMENT PROPERTIES

The Group's investment properties, mainly in Hong Kong and PRC, generated a gain of stable rental revenue of approximately HK$9,980,000 during the year.

(III) OEM BUSINESS

The Group's OEM manufacturing company, supported by a stable customer base, was able to maintain its market share despite competitive market conditions over the previous financial year ended 30 June 2005. The OEM of electronic business continued to be the Group's stable source of income. In order to mitigate its competitiveness, the Group has carried out a series of proactive measures for resource allocation, aiming to trim down the cost and to focus more on higher-growth products.

OUTLOOK

The results of 2004/2005 reflect the overall solid growth of the Group's established business and the vision in BVI projects. Our strategy to transform the Group into a Resort Developer has been progressing well and will provide a solid long-term platform for robust growth.

Our investment in BVI Project will support that aim as the project holds golf course, hotel and properties for long-term rental income in the company years. We are confident that the BVI project, with its innovative approach to resort development will generate a steady income stream for the Company in future years. Moreover, we will explore more investment and project development opportunities in resort and property markets to further consolidate the Group as a resort developer in the market.

The BVI Project

Riding on the bright outlook of golf course given by the increasing popularity of golf sports worldwide, the Group leveraged on this opportunity and initiated a new strategic operation project named the BVI Project. The project is a 50-50 joint venture agreement between the Company and Ritz Carlton's Group on the construction of a recreation and resort site on the British Virgin Islands ("BVI"). The Group will partner with world-class companies including The Ritz Carlton, EDSA, Nicklaus Design, Applied Technology & Management Inc., Hill Glazier and Wilson & Associates on Beef Island Development proposal. The construction and infrastructure works of the BVI Project are as follow:

(a) 18 holes Jack Nicklaus Signature golf course, club house and golf residences. The course will be the only golf course in the BVI;

(b) Marina Bay residential & Marina Village with state-of-the-art mega-yacht facility;

(c) 5-star Ritz-Carlton luxury Resorts (120 keys hotel rooms + 80 keys condo hotel + 60 fractional units);

(d) Mount Alma residential sites;

(e) Ocean-view Residential including Little Cay Residences, The Cove Residences, The Bluff Residences; and

(f) Airport Commercial with guest house, shops, restaurants, Am phi Theatre and offices

More importantly, all residence units will be branded with Ritz-Carlton where residents received top-tier room services from Ritz-Carlton.

The agreement on development of the BVI Project between the Group and Ritz Carlton's Group is expected to be signed in the forth quarter of 2005. Under no foreseeable circumstances, the construction works of the golf course and recreation club house are expected to be completed in the beginning of 2008, while the mega-yacht marina facility and hotel facility will be completed in the beginning of 2009. The Group also expects to launch the presales of residential and fractional units on Beef Island in the second half year of 2006. The management believes that the BVI Project is a significant investment and will bring considerable profit to the Group.

Given the strong economic fundamentals and a healthy prospect in resorts and property sector, the Group is set for further positive growth in the next few years. The Group shall continue to look for further business opportunities to optimize earnings. The Directors are confident of the prospects of the Company.

LIQUIDITY AND FINANCIAL INFORMATION

At 30 June 2005, the Group's total net assets value and borrowings amounted to HK470.10 million and HK$82.8 million with the gearing ratio of total borrowings was 17.6% as compared to 23.7% of the corresponding year, representing a comparative low level of the Group. Also, the Group has restructured the Group's banking facilities of HK$50 million with the maturity of loan repayment of 3 years after the balance date.

At 30 June 2005, the majority of the Group's assets were in Hong Kong and US dollars and the exposure of foreign exchange was insignificant to the Group.

STAFF

At 30 June 2005, the total number of employees of the Group amounted to 335 (2004: 342). The staff of the Group is rewarded not only salary package but also medical insurance, provident fund and discretional bonus.

AUDIT COMMITTEE AND INTERNAL CONTROL

The Audit Committee is chaired by all Independent Non-Executive Directors who have appropriate professional qualifications, accounting or related financial management expertise. The Audit Committee has its responsibilities to review with the senior management and the Company's external auditors the internal and external audit findings, the accounting principles and practices adopted by the Group, listing rules and statutory compliance, and to discuss auditing, internal controls, risk management and financial reporting matters. As reviewed, the Audit Committee is satisfied that the internal controls and accounting systems of the Group.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Listing Rules) throughout the year. Specific enquiries have been made to all Directors, who have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules during the year.

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and the accounts for the year ended 30 June 2005. All of the Audit Committee members are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters.

In order to reinforce independence, accountability and responsibility, the role of the Group Chairman is separate from that of the Group Managing Director with their respective responsibilities endorsed by the Board in writing and the Remuneration Committee was formed by majority of Independent Non-executive Directors with defined terms of reference which are of no less exacting terms than those set out in the Code on Corporate Governance Practices of the Listing Rules. To further reinforce independence, an additional Independent Non-executive Director with professional in Finance and Accounting was appointed.

EXPOSURE TO EXCHANGE RATE FLUCTUATIONS

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the year, the Company repurchased a total of 3,860,000 of its listed shares on the Stock Exchange for the purpose of enhancing the net asset value per share of the Company. Details of the repurchases are summarised as follows:

Month/Year	Number of shares repurchased	Purchase price per share Highest *HK$*	Lowest *HK$*	Aggregate purchase consideration *HK$'000*
January 2005	280,000	0.128	0.120	36
February 2005	480,000	0.130	0.125	62
April 2005	980,000	0.265	0.240	248
May 2005	380,000	0.260	0.238	94
June 2005	1,740,000	0.240	0.220	403
	3,860,000			843

All the repurchased shares were cancelled during the year. Accordingly, the issued share capital of the Company was reduced by the par value of the repurchased shares and the premiums paid on these shares were charged against the share premium account. An amount equivalent to the par value of the shares cancelled was transferred from the Company's retained profits to the capital redemption reserve.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of the shareholders of the Company will be held at Chater Room III, Function Room Level, The Ritz-Carlton, 3 Connaught Road, Central, Hong Kong on Monday, 21 November 2005 at 2:00 p.m. and the Notice of Annual General Meeting will be published and dispatched to the shareholders in the manner as required by the Listing Rules in due course.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 16 November 2005 to 21 November 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Share Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on 15 November 2005.

PUBLICATION OF ANNUAL RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENT

I would like to take this opportunity to express my sincere thanks to Board members for their wise counsel during the year, and also to all loyal and dedicated staff of the Group for their effort and contribution to the Group.

By order of the Board
Hung Wong Kar Gee, Mimi
Chairman

Hong Kong, 13 October 2005

* *For identification only*

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai, Mr. Lun Tsan Kau and Mr. Lam Ka Wai, Graham.

"Please also refer to the published version of this announcement in China Daily"

Investor

Investment Service Centre

Listed Companies Information

RECEIVED
JAN 30 A 11:00
INTERNATIONAL CORPORATE FINANCE

APPLIED INT'L<00519> - Results Announcement

Applied International Holdings Limited announced on 13/10/2005:
(stock code: 00519)
Year end date: 30/06/2005
Currency: HKD
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/07/2004 to 30/06/2005 ('000)	(Audited) Last Corresponding Period from 01/07/2003 to 30/06/2004 ('000)
Turnover		: 105,295	104,070
Profit/(Loss) from Operations		: 110,230	31,823
Finance cost		: (3,354)	(6,318)
Share of Profit/(Loss) of Associates		: N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities		: N/A	N/A
Profit/(Loss) after Tax & MI		: 103,525	96,481
% Change over Last Period		: +7.3 %	
EPS/(LPS)-Basic (in dollars)	1	: 0.11	0.103
-Diluted (in dollars)		: N/A	N/A
Extraordinary (ETD) Gain/(Loss)		: N/A	N/A
Profit/(Loss) after ETD Items		: 103,525	96,481
Final Dividend per Share		: NIL	NIL
(Specify if with other options)		: N/A	N/A
B/C Dates for Final Dividend		: N/A	
Payable Date		: N/A	
B/C Dates for Annual General Meeting		: 16/11/2005	to 21/11/2005 bdi.
Other Distribution for Current Period		: N/A	
B/C Dates for Other Distribution		: N/A	

Remarks:

1. EARNINGS / (LOSS) PER SHARE

The calculation of the basic earnings per share is based on the net profit for the year of HK$103,525,000 (2004: HK$96,481,000) and on the weighted average of 940,496,853 (2004: 941,081,098) ordinary shares of the Company in issue during the year.

No diluted earnings per share for the current year has been presented as the Company has no potential dilutive shares outstanding.

No diluted earnings per share for the year ended 30 June 2004 has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company for year.

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in price and volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases in price and volume of the shares of the Company.

Save as the announcement dated 19 April 2005, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Applied International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Applied International Holdings Limited

Name : Fang Chin Ping
Director
Date : 29 September 2005

As at the date hereof, Messrs. Raymond Hung Kin Sang, Mimi Hung Wong Kar Gee, Fang Chin Ping and Marcus Hung Kai Mau are executive directors; and Messrs. Lincoln Soo Hung Leung, Lo Yun Tai, Lun Tsan Kau and Graham Lam Ka Wai are independent non-executive directors of the Company."

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Applied International Holdings Limited (the "Company") announces that Mr. Lam Ka Wai, Graham ("Mr. Lam") was appointed as an Independent Non-executive Director of the Company with effect from 1 October 2005.

Mr. Lam, aged 37, graduated from the University of Southampton, England with a Bachelor of Science degree in Accounting and Statistics. He is an associate member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. Mr. Lam is currently an Executive Director of an investment bank and he has over 10 years experience in corporate finance as well as around 4 years experience in Accounting and Auditing. He is also an Independent Non-executive Director of another Mainboard listed company in Hong Kong, namely Cheuk Nang (Holdings) Limited. Save as Cheuk Nang (Holdings) Limited, Mr. Lam does not hold any directorship in any other listed company in Hong Kong over the last three years.

Mr. Lam does not hold other positions in the Company or any of its subsidiaries.

There is neither any service contract between Mr. Lam and the Company nor any proposed length of service with the Company but Mr. Lam is subject to retirement by rotation and eligible for re-election at the annual general meetings of the Company pursuant to the Bye-Laws of the Company. Mr. Lam shall be entitled to a Director fee of HK$100,000 per annum which are reviewed by the Board on annual basis with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and prevailing market conditions. Mr. Lam does not have any relationship with any other Director, senior management, substantial or controlling shareholder of the Company. Mr. Lam does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Save for the matters disclosed above, the Board is not aware of any other matters relating to the aforesaid changes in directorship of the Company that need to be brought to the attention of the shareholders of the Company.

The Board would like to welcome Mr. Lam to join the Board.

As at the date of this Announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi, Mr. Fang Chin Ping and Mr. Hung Kai Mau, Marcus and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

By order of the board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Hong Kong, 26 September 2005

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increases in price and volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases in price and volume of the shares of the Company.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of Applied International Holdings Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Applied International Holdings Limited

Name : Fang Chin Ping
Director
Date : 1 September 2005

As at the date hereof, Messrs. Raymond Hung Kin Sang, Mimi Hung Wong Kar Gee, Fang Chin Ping and Marcus Hung Kai Mau are executive directors; and Messrs. Lincoln Soo Hung Leung, Lo Yun Tai and Lun Tsan Kau are independent non-executive directors of the Company."

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

CHANGE IN DIRECTORSHIPS

The board of directors (the "Board") of Applied International Holdings Limited (the "Company") announces that Mr. Hung Kai Mau, Marcus ("Mr. Hung") was appointed as an executive director of the Company with effect from 16 August 2005.

Mr. Hung, aged 22, graduated from the University of Chicago with a Bachelor's degree in Economics. He joined the Company as Assistant to Chairman on 1 April 2005. Mr. Hung does not hold any positions with the Company or any member of the Company's group of companies other than acting as an executive director and Assistant to Chairman of the Company. He has not held any directorship in other listed public companies in the last three years. Mr. Hung is the son of Mr. Hung Kin Sang, Raymond and Ms. Hung Wong Kar Gee, Mimi, the other two executive directors of the Company. As at the date of this announcement, Mr. Hung is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Mr. Hung entered into a service contract with the Company to act as Assistant to Chairman of the Company with effect from 1 April 2005 for a term of 3 years pursuant to which he is entitled to receive a monthly salary of HK$50,000.00 which is determined by reference to his responsibilities in the Company and work performance. Other than such service contract, Mr. Hung has not entered into any other service contract with the Company and is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. Mr. Hung will be entitled to bonus payments (whether fixed or discretionary in nature) and director's emoluments which shall be determined by the Board or the Company in a general meeting (as the case may be) by reference to the Company's performance and market benchmarks.

Save for the matters disclosed above, the Board is not aware of any other matters relating to the aforesaid changes in directorship of the Company that need to be brought to the attention of the shareholders of the Company.

The Board would like to welcome Mr. Hung to join the Board.

As at the date of this Announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

By order of the board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Managing Director

Hong Kong, 16 August 2005

* *For identification purpose only*

"Please also refer to the published version of this announcement in China Daily"

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Applied International Holdings Limited, you should at once hand this circular to the purchaser or transferee or the bank, licensed securities dealer or other agent through whom the sale was effected for transmission to the purchaser or transferee.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

DISCLOSEABLE TRANSACTION

DISPOSAL OF INTEREST IN

A SUBSIDIARY – SUPPLEMENTAL AGREEMENT

* *For identification only*

4 July 2005

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Applied Jiangmen"	Applied Properties (Jiang Men) Ltd. S.A., a company incorporated in Panama in 1992 and an indirect wholly-owned subsidiary of the Company;
"Applied Properties"	Applied China Properties Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company;
"Board"	the board of Directors of the Company;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"Completion"	completion of the Sale, which was scheduled to take place on or before 8 December 2004 or on such other date as the parties may agree;
"Consideration"	RMB15,000,000 (approximately HK$14,136,940), being the total amount payable by Mr. Lai for the purchase of the Jiangmen Shares and the Loan Assignment pursuant to the Share Transfer Agreement;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Party"	a person who, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, is independent of the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as that term is defined in the Listing Rules) and who is not a connected person of the Company (as that term is defined in the Listing Rules);

"Jiangmen Development"	江門實力發展（地產）有限公司 (Applied Properties (Jiangmen) Limited), a company established in the PRC on 2 July 1993 which is 100% beneficially owned by Applied Jiangmen and which holds the Jiangmen Property;
"Jiangmen Property"	a piece of land situated at Song Bai Keng, Lang Wan, Jiangmen City, Guangdong Province, PRC and which is 100% beneficially owned by Jiangmen Development;
"Jiangmen Shares"	2 shares of US$100 each in Applied Jiangmen held by Applied Properties, representing the entire issued share capital of Applied Jiangmen, which Applied Properties has conditionally agreed to sell to Mr. Lai pursuant to the Share Transfer Agreement;
"Land Bureau"	江門市國土局;
"Land Reclamation Notice"	a notice issued by the Land Bureau reclaiming the land use right attributable to a portion of the Jiangmen Property;
"Latest Practicable Date"	30 June 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Loan Assignment"	the assignment by Applied Properties of the Shareholder's Loan to Mr. Lai pursuant to the terms of the Share Transfer Agreement;
"Mr. Lai"	Lai Kwok Wah, an individual resident in Hong Kong;
"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, Macau and Taiwan;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Sale"	the sale by Applied Properties of the Jiangmen Shares to Mr. Lai pursuant to the terms of the Share Transfer Agreement;
"Share Transfer Agreement"	the share transfer agreement dated 9 September 2004 entered into between Applied Properties, the Company and Mr. Lai pursuant to which, inter alia, Applied Properties agreed to sell and Mr. Lai agreed to purchase the Jiangmen Shares and the Loan Assignment;
"Shareholder's Loan"	the loans extended by Applied Properties to Applied Jiangmen in an aggregate sum of HK$24,411,291 outstanding as at 8 September 2004, which is unsecured, non-interest bearing and repayable on demand;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Supplemental Agreement"	the supplemental agreement dated 15 June 2005 entered into between Applied Properties and Mr. Lai to amend certain terms of the Share Transfer Agreement.

Unless otherwise specified in this circular, translations of RMB into HK$ are made in this circular, for illustration only, at the rate of RMB1.06105 to HK$1.00. No representation is made that any amounts in RMB or HK$ could have been or could be converted at that rate or at any other rate.

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

Executive Directors
Mr. Hung Kin Sang, Raymond *(Managing Director)*
Ms. Hung Wong Kar Gee, Mimi *(Chairman)*
Mr. Fang Chin Ping

Independent Non-executive Directors
Mr. Soo Hung Leung, Lincoln
Mr. Lo Yun Tai
Mr. Lun Tsan Kau

Registered Office
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business
Unit 3402, 34/F.
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

4 July 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN
A SUBSIDIARY – SUPPLEMENTAL AGREEMENT

INTRODUCTION

On 15 June 2005, Applied Properties and Mr. Lai entered into the Supplemental Agreement to amend certain terms of the Share Transfer Agreement. Pursuant to the Supplemental Agreement, among other things, the total Consideration payable was reduced from RMB15,000,000 (approximately HK$14,136,940) to RMB14,400,000 (approximately HK$13,571,462). Completion was deferred from 8 December 2004 till on or before 30 June 2005 and the balance of the Consideration payable by Mr. Lai on Completion was reduced from RMB13,500,000 (approximately HK$12,723,246) to RMB12,900,000 (approximately HK$12,157,768).

A. SUPPLEMENTAL AGREEMENT

Reference is made to the Company's announcement dated 13 September 2004 and the circular of the Company dated 4 October 2004.

On 9 September 2004, Applied Properties and Mr. Lai entered into the Share Transfer Agreement pursuant to which Applied Properties agreed to sell and Mr. Lai agreed to purchase the Jiangmen Shares for a total Consideration of RMB15,000,000 (approximately HK$14,136,940). Mr. Lai paid a deposit of RMB1,500,000 (approximately HK$1,413,694) upon signing the Share Transfer Agreement. The balance of the Consideration of RMB13,500,000 (approximately HK$12,723,246) was payable by Mr. Lai on Completion which was scheduled to take place on 8 December 2004.

In or around November 2004, differences in opinion arose between Mr. Lai and Applied Properties as to the size of the Jiangmen Property (as set out in the Share Transfer Agreement) as a result of the Land Reclamation Notice issued by the Land Bureau reclaiming the land use right attributable to a portion of the Jiangmen Property. Consequently, Completion did not take place on 8 December 2004.

As a result of subsequent negotiations, Applied Properties and Mr. Lai entered into the Supplemental Agreement on 15 June 2005 to amend certain terms of the Share Transfer Agreement. Pursuant to the Supplemental Agreement, among other things, (a) Completion was deferred to on or before 30 June 2005; (b) Mr. Lai shall pay the relevant outstanding charges in connection with the Land Reclamation Notice as stipulated by the PRC governmental authorities and all fees, taxes and expenses in connection therewith (together, the "Reclamation Charges"); and (c) having regard to the Reclamation Charges payable by Mr. Lai, it was agreed between the parties that the total Consideration payable be reduced from RMB15,000,000 (approximately HK$14,136,940) to RMB14,400,000 (approximately HK$13,571,462) and the balance of the Consideration payable by Mr. Lai on Completion be reduced from RMB13,500,000 (approximately HK$12,723,246) to RMB12,900,000 (approximately HK$12,157,768).

B. GENERAL

Your attention is drawn to the general information regarding the Group which is required to be included in this circular under the Listing Rules as set out in the appendix of this circular.

By Order of the Board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained herein the omission of which would make any statement contained in this circular misleading.

DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(i) Long positions in Shares

	Number of Shares/capacity				
Name	Beneficial	Founder of a discretionary trust and discretionary object	Corporate	Total number of Shares	Approximate % shareholding
Hung Kin Sang, Raymond	3,280,000	405,655,584 *(Note 1)*	48,329,000 *(Note 2)*	457,264,584	48.79%
Hung Wong Kar Gee, Mimi	8,870,056	405,655,584 *(Note 1)*	48,329,000 *(Note 2)*	462,854,640	49.39%
Fang Chin Ping	100,000	–	–	100,000	0.01%
Soo Hung Leung, Lincoln	1,100,000	–	–	1,100,000	0.12%

(ii) Long position in shares of associated corporations

	Number of shares/capacity				
Name	Beneficial	Other	Name of associated corporation	Total number of shares	Approximate % shareholding
Fang Chin Ping	199,999	1 *(Note 3)*	Quorum Bio-Tech Limited *(Note 3)*	200,000	2%

Notes:

(1) These Shares are held by the following companies:

	Number of Shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
iQuorum Cybernet Limited	48,329,000
	453,984,584

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi (husband and wife).

(2) These Shares are held by iQuorum Cybernet Limited which is a wholly-owned subsidiary of the Company. As Capita Company Inc. owns more than one-third of the issued Shares and Capital Company Inc. is in turn a wholly-owned subsidiary of the Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi (husband and wife), both Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi are deemed to be interested in such long positions.

(3) Fang Chin Ping is the registered holder of 200,000 shares of Quorum Bio-Tech Limited, a 89.00001% owned subsidiary of iQuorum, of which he holds 1 share on trust for iQuorum.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives of the Company had any interests and short positions in the Shares, underlying Shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

(b) Interests of Shareholders

As at the Latest Practicable Date, so far as is known to the Directors and the chief executives of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the Shares and underlying Shares which fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Name	Capacity	Number of Shares	% shareholding
Capita Company Inc.	Beneficial	359,153,435	38.32%
Marami Foundation	Corporate	405,655,584 *(Note 1 above)*	43.28%
iQuorum Cybernet Limited	Beneficial	48,329,000	5.16%

(c) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% Shareholding
Wideland Electronics Limited	Fan Shek Yui	30%
Wideland Electronics Limited	Ma Yi Fat	19%

Save as disclosed above, the Directors and the chief executives of the Company are not aware that there is any person (other than a Director or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at a general meeting of any other member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, save as disclosed above, none of the Directors has entered into any service agreement with any member of the Group nor are there any other service agreements proposed which will not expire or be determinable by the Company within one year without payment of compensation (other than statutory compensation).

LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration proceedings of material importance and there was no litigation or claim of material importance known to the Directors to be pending or threatened against any member of the Group.

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or any of his/her associates (as such term is defined in the Listing Rules) had an interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group required to be disclosed pursuant to rule 8.10 of the Listing Rules other than those businesses to which the Directors were appointed to represent the interests of the Company and/or the Group.

GENERAL

(i) The secretary of the Company is Lee Wai Fun, Betty, associate member of The Institute of Chartered Secretaries and Administrators and associate member of The Hong Kong Institute of Company Secretaries.

(ii) The qualified accountant of the Company is Ng Kit Ling, Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and Member of the Association of Chartered Certified Accountants in United Kingdom.

(iii) The share registrar and transfer office of the Company in Hong Kong is located at Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(iv) The English version of this circular shall prevail over the Chinese text.

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN A SUBSIDIARY – SUPPLEMENTAL AGREEMENT

On 15 June 2005, Applied Properties and Mr. Lai entered into a supplemental agreement (the "Supplemental Agreement") to amend certain terms of the Share Transfer Agreement. Pursuant to the Supplemental Agreement, among other things, the total Consideration payable was reduced from RMB15,000,000 (approximately HK$14,136,940) to RMB14,400,000 (approximately HK$13,571,462), Completion was deferred from 8 December 2004 till on or before 30 June 2005 and the balance of the Consideration payable by Mr. Lai on Completion was reduced from RMB13,500,000 (approximately HK$12,723,246) to RMB12,900,000 (approximately HK$12,157,768).

Reference is made to the Company's announcement dated 13 September 2004 and the circular of the Company dated 4 October 2004 (the "Circular"). Terms used in this announcement shall have the same meanings as defined in the Circular unless otherwise specified.

On 9 September 2004, Applied Properties and Mr. Lai entered into the Share Transfer Agreement pursuant to which Applied Properties agreed to sell and Mr. Lai agreed to purchase the Jiangmen Shares for a total Consideration of RMB15,000,000 (approximately HK$14,136,940). Mr. Lai paid a deposit of RMB1,500,000 (approximately HK$1,413,694) upon signing the Share Transfer Agreement. The balance of the Consideration of RMB13,500,000 (approximately HK$12,723,246) was payable by Mr. Lai on Completion which was scheduled to take place on 8 December 2004.

In or around November 2004, differences in opinion arose between Mr. Lai and Applied Properties as to the size of the Jiangmen Property (as set out in the Share Transfer Agreement) as a result of a notice issued by 江門市國土局 (the "Land Bureau") reclaiming the land use right attributable to a portion of the Jiangmen Property (the "Land Reclamation Notice"). Consequently, Completion did not take place on 8 December 2004.

As a result of subsequent negotiations, Applied Properties and Mr. Lai entered into the Supplemental Agreement on 15 June 2005 to amend certain terms of the Share Transfer Agreement. Pursuant to the Supplemental Agreement, among other things, (a) Completion was deferred to on or before 30 June 2005; (b) Mr. Lai shall pay the relevant outstanding charges in connection with the Land Reclamation Notice as stipulated by the PRC governmental authorities and all fees, taxes and expenses in connection therewith (together, the "Reclamation Charges"); and (c) having regard to the Reclamation Charges payable by Mr. Lai, it was agreed between the parties that the total Consideration payable be reduced from RMB15,000,000 (approximately HK$14,136,940) to RMB14,400,000 (approximately HK$13,571,462) and the balance of the Consideration payable by Mr. Lai on Completion be reduced from RMB13,500,000 (approximately HK$12,723,246) to RMB12,900,000 (approximately HK$12,157,768).

As at the date of this Announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping, and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

Unless otherwise specified in this announcement, conversions of RMB into HK$ are made in this announcement, for illustration only, at the rate of RMB1.06105 to HK$1.00. No representation is made that any amounts in RMB or HK$ could have been or could be converted at that rate or at any other rate.

By order of the board
Applied International Holdings Limited
Fang Chin Ping
Executive Director

Hong Kong, 16 June 2005

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

CHANGE OF THE CHAIRMAN OF THE BOARD OF DIRECTORS

Applied International Holdings Limited (the "Company") announces that (i) Mr. Raymond Hung Kin Sang resigned as the Chairman of the Board of Directors of the Company with effect from 31 May 2005 and (ii) Mrs. Mimi Hung Wong Kar Gee who was already a director, was appointed the Chairman of the Board of Directors of the Company with effect from 31 May 2005.

Mr. Raymond Hung Kin Sang remains the Managing Director of the Company.

By Order of the Board
Fang Chin Ping
Executive Director

Hong Kong, 31 May 2005

As at the date of this announcement, Mr. Raymond Hung Kin Sang, Mrs. Mimi Hung Wong Kar Gee and Mr. Fang Chin Ping are the executive Directors, and Messrs. Lincoln Soo Hung Leung, Lo Yun Tai and Lun Tsan Kau are the independent non-executive Directors.

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of Applied International Holdings Limited (the "Company") have noted the recent increase in the price and the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such unusual movements in price and trading volume save for the matters disclosed in the Company's announcement dated 20 April 2005.

Save as disclosed above, the board of directors of the Company (the " Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

Made by the order of the Board, the directors (save for Mr. Soo Hung Leung, Lincoln and Mr. Lun Tsan Kau who cannot be located at the time this statement is made) of which individually and jointly accept responsibility for the accuracy of the foregoing statement.

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

For and on behalf of
Applied International Holdings Limited

Mr. Fang Chin Ping
Executive Director

4 May 2005"

APPLIED INTERNATIONAL HOLDINGS LIMITED

實力國際集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 519)

ANNOUNCEMENT

The directors of the Company have noted the decrease in price of the shares of the Company on 20th April, 2005 and wish to state that they are not aware of any reasons for such unusual movements in price save for the matters disclosed in the Announcement and below.

Reference is made to the announcement issued by the Company dated 19th April, 2005. The Company would like to state that it is intended by the parties that the financial contribution of the Company in the joint venture is the Site and no guarantee nor further capital commitment is required to be provided by the Company in respect of the project. The Company has no current intention to carry out any fund raising exercise.

This announcement is made in connection with the recent decrease in price of the shares of Applied International Holdings Limited ("Company"). Reference is also made to the announcement issued by the Company dated 19th April, 2005 ("Announcement"). Terms defined in the Announcement has the same meaning when used in this announcement.

The directors of the Company have noted the decrease in price of the shares of the Company on 20th April, 2005 and wish to state that they are not aware of any reasons for such unusual movements in price save for the matters disclosed in the announcement dated 19th April, 2005 ("Announcement"). The Company would also like to inform the public that it is the intention of the parties that the financial contribution of the Company under the 50-50 joint venture arrangement will be the Site and Ritz Carlton will contribute an amount equivalent to the value of the Site. Further financing in respect of the project will be raised by the joint venture company and guaranteed by the project itself. The Company has been in discussions to engage an independent third party to arrange for a US$80 million to US$100 million syndicated loan facility guaranteed by the project to the proposed joint venture company. No guarantee nor further capital commitment is required to be provided by the Company in respect of the project and the Company has no current intention to carry out any fund raising exercise. Further announcement will be made by the Company when there are major developments in respect of the project.

The proposed joint venture may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

Save as disclosed above, the board of directors of the Company ("Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited ("Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

Made by the order of the Board, the directors of which individually and joint accept responsibility for the accuracy of this statement.

By order of the board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Chairman

Hong Kong, 20th April, 2005

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

HEADS OF AGREEMENT IN RELATION TO THE PROPOSED ESTABLISHMENT OF RITZ-CARLTON RESORT, TORTOLA, BRITISH VIRGIN ISLANDS

RESUMPTION OF TRADING OF SHARES

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements issued by the Company dated 27th October, 2004 and 6th April, 2005 regarding, amongst others, the discussion with an independent party in relation to the establishment of a possible joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands. The Directors are pleased to announce that the Company, through its wholly-owned subsidiary, has entered into the Heads of Agreement with Ritz Carlton on 11th April, 2005 to develop the Site.

The proposed transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

At the request of the Company, trading in the shares of the Company was suspended with effect from 2:30 p.m. on 15th April, 2005 pending the issue of this announcement. Trading in the shares of the Company will resume with effect from 9:30 a.m. on 20th April, 2005.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the announcements issued by the Company dated 27th October, 2004 and 6th April, 2005 regarding, amongst others, the discussion with an independent party in relation to the establishment of a possible joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands. The Directors are pleased to announce that the Company, through its wholly-owned subsidiary, has entered into the Heads of Agreement with Ritz Carlton on 11th April, 2005 to develop the Site which is owned by Quorum Island.

HEADS OF AGREEMENT

Under the Heads of Agreement, the parties set out their intention to enter into:

(i) an agreement for a 50-50 joint venture arrangement regarding the development of the Site;

(ii) hotel operating agreements under which Ritz Carlton will manage the Hotel;

(iii) agreements relating to the development, construction, marketing, sale and operation of the Club/ Residences.

It was agreed under the Heads of Agreement that for a period of 180 days commencing from 11th April, 2005, the parties will negotiate exclusively with each other with respect to the operation and management of the project. During such period, (i) Quorum Island will obtain approvals, consents or permits necessary to construct the project (ii) Ritz Carlton or its designee will perform a market study and prepare a ten year projection of operating income of the project based on the study (iii) Ritz Carlton will review the architectural plans for the Hotel and Club/Residences prepared by Quorum Island and (iv) the parties will discuss the form, timing and details of the financial participations of the parties in respect of the join venture.

It was proposed in the Heads of Agreement that Phase I of the development will consist of the Hotel, a number of Club/Residences units to be agreed between the parties, the golf course, a 150-slip marina and other non-branded real estate over which Ritz Carlton will have approval rights. The marina will be designed and operated by a third party acceptable to the parties. Phase II of the development, portions or all of which may be developed at the same time as Phase I is expected to be made up largely of Mt. Alma Hillside Estates, the Bluff Estates, the Cove Estates and Little Cay Estates, all located within the Site.

The Heads of Agreement sets out the general terms upon which the parties intend to develop and operate the project and are subject to the execution of final agreements between the parties. Apart from the provisions regarding exclusivity, confidentiality and certain conditions to be included in the final agreements (if any), no provision of the Heads of Agreement is deemed to be binding on the parties. Further announcement will be made by the Company in compliance with the Listing Rules as and when appropriate.

The proposed transaction may or may not proceed. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

INFORMATION ON BEEF ISLAND, THE BRITISH VIRGIN ISLANDS AND THE PROJECT

According to a feasibility study of the project prepared by Ritz-Carlton Development Planning and Feasibility, the British Virgin Islands, covering a large areas to the northeast of the U.S. Virgin Islands and about 90 miles east of Puerto Rico, comprise around 16 inhabited and more than 40 uninhabited islands and Cays. The principal gateway for airlift to the British Virgin Islands is Beef Island which is connected to Tortola, the main island of the British Virgin Islands, via a road bridge. A US$55 million development of the Beef Island Airport, which included a 300-meter runway extension, enlarge apron and new 4,300 SM terminal building, was completed in early 2004. The feasibility study considers the prospect of the development to be excellent as regards its potential market absorption. Based on the feasibility's review of the site's location, accessibility and physical characteristics and in consideration of the outstanding quality of the environment in which it is situated, the site is given an "A+" rating.

The Company has set out its plan regarding the Beef Island development in its interim report 2004. An update on the plan subsequent to the signing of the Heads of Agreement is as follows:-

Hotel

The proposed Ritz-Carlton on Beef Island, comprising a 120-room resort and 40 condominiums included in a rental pool operated by Ritz Carlton, will be just one component of a large luxury resort and residential real estate project occupying a large part of Beef Island.

State-of-the-art Mega Yacht Facility

The Trellis Bay has always been the finest location in the Caribbean region for yachting because it is located in the heart of Sir Francis Drake Channel, which is a famous sailing trail in the world. The Group's objective is to develop an important yachting and chartering center with the only state-of-the-art mega yacht facility in the British Virgin Islands. The creation of a marina would be the heart of the development and most of the activities will be concentrated in the Marina Village which consists of shopping arcade, restaurants and bars.

18 holes Jack Nicklaus Signature Champion Golf Course & Club House

The Group has invited Mr. Jack Nicklaus to design a Signature Golf Course which will the only Jack Nicklaus Signature Champion golf course in the British Virgin Islands. The plan documents will consist of a general strategy plan, a clearing plan, contour plans, a conceptual golf course drainage plan, a grassing plan, a bunker study plan and a conceptual landscape plan.

Golf residence, Marina Village Residence and Ocean View Custom Lots Residence

The Group intends to develop various branding residential products, which include a golf residence, marina village residence and ocean view lots residence. The total unit supply will amount to approximately 600 units.

RESUMPTION OF TRADING IN SHARES

At the request of the Company, trading in the shares of the Company was suspended with effect from 2:30 p.m. on 15th April, 2005. Trading in the shares of the Company will resume with effect from 9:30 a.m. on 20th April, 2005.

As at the date of this announcement, the executive Directors are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive Directors are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meanings set out below:

"Board"	the board of Directors of the Company;
"Club/Residences"	"Ritz-Carlton Club" fractional ownership units and /or other "Ritz-Carlton" hotel branded real estate to be developed on the Site;
"Company"	Applied International Holdings Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange;
"Directors"	the directors of the Company;

"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Heads of Agreement"	the heads of agreement entered into between Quorum Island and Ritz Carlton Hotel dated 11th April, 2005;
"Hotel"	a luxury class international resort hotel of approximately 190 rooms made up of a 120-key core hotel and approximately 40 two bedroom condominiums that will be sold to third party investors on a rental pool scheme, an 18-hole championship golf course, a spa, and other related facilities to be developed on the Site:
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Third Party"	a person who, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, is independent of the Company and its subsidiaries, their directors, chief executives and substantial shareholders or their respective associates (as that term is defined in the Listing Rules) and who is not a connected person of the Company (as that term is defined in the Listing Rules);
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Quorum Island"	Quorum Island (BVI) Ltd, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company;
"Ritz Carlton"	Ritz Carlton Hotel Company, Ltd., and Independent Third Party;
"Site"	a site of approximately 640 acres located at Beef Island, Tortola, the British Virgin Islands; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By order of the board
Applied International Holdings Limited
Hung Kin Sang, Raymond
Chairman

* *For identification only*

Hong Kong, 19th April, 2005

"Please also refer to the published version of this announcement in China Daily"

:: Investor

Investment Service Centre

Listed Companies Information

APPLIED INT'L<00519> - Suspension of Trading

At the request of Applied International Holdings Limited, trading in its shares has been suspended with effect from 2:30 p.m. today (15/4/2005) pending issue of an announcement in relation to price-sensitive information and possible major transaction.

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of Applied International Holdings Limited (the "Company") have noted the recent increase in the price and the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such unusual movements in price and trading volume save for the matters disclosed in the Company's announcement dated 6 April 2005.

Save as disclosed above, the board of directors of the Company (the "Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of the foregoing statement.

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

For and on behalf of
Applied International Holdings Limited

Mr. Fang Chin Ping
Executive Director

13 April 2005"

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of Applied International Holdings Limited (the "Company") have noted the recent increase in the price and the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such unusual movements in price and trading volume save for the matters disclosed in the Company's announcement dated 6 April 2005.

Save as disclosed above, the board of directors of the Company (the " Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of the foregoing statement.

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

For and on behalf of
Applied International Holdings Limited

Mr. Fang Chin Ping
Executive Director

11 April 2005"

APPLIED INT'L<00519> - Unusual price & volume movements

The Stock Exchange has received a message from Applied International Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of Applied International Holdings Limited (the "Company") have noted the recent increase in the price and the trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such unusual movements in price and trading volume save for the matters disclosed in the Company's announcement dated 6 April 2005.

Save as disclosed above, the board of directors of the Company (the " Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of the foregoing statement.

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

For and on behalf of
Applied International Holdings Limited

Mr. Hung Kin Sang, Raymond
Chairman

7 April 2005"

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 519)

ANNOUNCEMENT

This announcement is made in connection with the recent increase in price and trading volume of the shares of Applied International Holdings Limited and related suspension.

Trading in the shares of the Company was suspended at the request of the Company at 11:36 a.m. on 6 April 2005 and an application has been made for resumption at 9:30 a.m. on 7 April 2005.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors of Applied International Holdings Limited (the "Company") have noted the recent increase in price and the increase in trading volume of the shares of the Company and wish to state that they are not aware of any reasons for such unusual movements in price and trading volume save for the matters disclosed in the announcements dated 13 September 2004 and 28 September 2004 and the fact that the Company is in discussions with an independent third party in relation to the establishment of a possible joint venture to develop a golf course, hotel and marina in Beef Island, the British Virgin Islands as disclosed in its announcement of 27 October 2004. Since then, discussions have continued in relation to the establishment of the joint venture. Draft documents have been exchanged and received by the Company on Friday, 1 April 2005 and the Company has been in discussions to engage an independent third party to arrange for a US$100 million syndicated loan facility, but no binding terms have been agreed. Further announcements will be made if and when appropriate in respect of entering into any arrangement or agreement involving the formation of a joint venture.

Save as disclosed above, the board of directors of the Company (the "Board") confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which may be of a price-sensitive nature.

Trading in the shares of the Company was suspended at the request of the Company at 11:36 a.m. on 6 April 2005 and an application has been made for resumption at 9:30 a.m. on 7 April 2005. Shareholders and potential investors should exercise caution when dealing in the shares of the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

By order of the board
Applied International Holdings Limited
Mr. Hung Kin Sang, Raymond
Chairman

Hong Kong, 6 April 2005

* *For identification only*

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Suspension of Trading

At the request of Applied International Holdings Limited, trading in its shares has been suspended with effect from 11:36 a.m. today (6/4/2005) pending an announcement in relation to price-sensitive information.

Applied International Holdings Limited

(Incorporated in Bermuda with limited liability)

Interim Report 2004/2005

(for the six months ended 31 December)

INTERIM REPORT

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2004 were as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

		Six months ended	
		31/12/2004	31/12/2003
		(Unaudited)	(Unaudited)
	Notes	**HK$'000**	HK$'000
Turnover	3	**48,611**	72,931
Cost of sales		**(39,541)**	(54,588)
Gross profit		**9,070**	18,343
Other operating income		**1,844**	1,048
Distribution costs		**(145)**	(1,795)
Administrative expenses		**(14,116)**	(26,347)
Interest income		**285**	583
Investment income		**250**	10
Gain/(loss) on disposal of plant and equipment		**6,005**	(835)
Impairment loss recognised in respect of properties under development		–	(24,482)
Loss on disposal of other securities		–	(6,176)
Gain on disposal of investment properties		–	1,496
Allowance on trade and other receivables		–	(1,920)
Allowance on inventories		–	(2,200)
Profit/(loss) from operations		**3,193**	(42,275)
Finance costs		**(1,557)**	(4,146)
Profit/(loss) before taxation	4	**1,636**	(46,421)
Taxation	5	**3,400**	–
Profit/(loss) before minority interests		**5,036**	(46,421)
Minority interests		**(348)**	1,215
Profit/(loss) for the period		**4,688**	(45,206)
Earnings/(loss) per share	6		
– Basic		**0.50 cents**	(4.80 cents)

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2004

	Notes	31/12/2004 (Unaudited) HK$'000	30/6/2004 (Audited) HK$'000
NON-CURRENT ASSETS			
Investment properties	7	**202,276**	202,276
Property, plant and equipment		**259,759**	260,950
Other investments		**1,701**	1,701
Other securities		**11,558**	14,251
Negative goodwill		**(23,857)**	(23,857)
		451,437	455,321
CURRENT ASSETS			
Inventories		**2,000**	580
Trade and other receivables	8	**21,835**	18,270
Tax recoverable		**22**	124
Bank deposits		**2,973**	-
Cash and bank balances		**18,158**	4,755
		44,988	23,729
Less: **CURRENT LIABILITIES**			
Trade and other payables	9	**57,315**	43,593
Tax payable		**-**	3,400
Bank and other borrowings - due within one year		**52,173**	47,303
Obligation under finance leases - due within one year		**2,534**	2,495
		112,022	96,791
NET CURRENT LIABILITIES		**(67,034)**	(73,062)
		384,403	382,259

CONSOLIDATED BALANCE SHEET (Continued)
AT 31 DECEMBER 2004

	Notes	31/12/2004 (Unaudited) HK$'000	30/6/2004 (Audited) HK$'000
CAPITAL AND RESERVES			
Share capital	10	**9,411**	9,411
Treasury shares		**(12,546)**	(12,546)
Reserves		**286,182**	281,178
		283,047	278,043
MINORITY INTERESTS		**71,381**	71,034
NON-CURRENT LIABILITIES			
Bank and other borrowings			
– due after one year		**27,199**	30,334
Deferred taxation		**135**	135
Obligation under finance leases			
– due after one year		**2,641**	2,713
		29,975	33,182
		384,403	382,259

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

	Share capital HK$'000	Treasury shares HK$'000	Shares premium account HK$'000	Investment revaluation reserve HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Distributable reserve HK$'000	Translation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 July 2003	188,216	(12,546)	3	(16,128)	-	10,892	220,414	93,961	(3,322)	(309,874)	171,616
Eliminated on disposal of other securities	-	-	-	8,598	-	-	-	-	-	-	8,598
Exchange differences arising from translation of operations outside Hong Kong	-	-	-	-	-	-	-	-	434	-	434
Net loss for the period	-	-	-	-	-	-	-	-	-	(45,206)	(45,206)
At 31 December 2003	188,216	(12,546)	3	(7,530)	-	10,892	220,414	93,961	(2,888)	(355,080)	135,442
At 1 July 2004	9,411	(12,546)	1	(3,571)	7,216	10,892	209,734	93,961	(2,470)	(34,585)	278,043
Eliminated on disposal of other securities	-	-	-	316	-	-	-	-	-	-	316
Net profit for the period	-	-	-	-	-	-	-	-	-	4,688	4,688
At 31 December 2004	9,411	(12,546)	1	(3,255)	7,216	10,892	209,734	93,961	(2,470)	(29,897)	283,047

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

	31/12/04 HK$'000	31/12/03 HK$'000
Net cash inflow/(outflow) from operating activities	**10,483**	(10,579)
Net cash inflow/(outflow) from returns on investments and servicing of finance	**535**	(3,563)
Net cash inflow from investing activities	**1,927**	30,421
Net cash inflow before financing	**12,945**	16,279
Net cash inflow from financing	**3,431**	3,800
Increase in cash and cash equivalents	**16,376**	20,079
Cash and cash equivalents at beginning of the period	**4,755**	36,351
Cash and cash equivalents at end of the period	**21,131**	56,430

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2004

1. BASIS OF PREPARATION

The unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2004.

3. SEGMENT INFORMATION

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

(a) Business segments

For management purposes, the Group is currently organised into three (2003: four) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

3. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

Business segment information for the six months ended 31 December 2004:

	Continuing operations			Discontinued operations	
	Manufacture and distribution of electronic products	Property and investment holding	Property development	Manufacture and marketing of nano and herbal products	Total
	HK$'000 (Unaudited)	HK$'000 (Unaudited)	HK$'000 (Unaudited)	HK$'000 (Unaudited)	HK$'000 (Unaudited)
Turnover	43,550	5,061	-	-	48,611
Results					
Segment results	784	3,083	(568)	-	3,299
Unallocated corporate income					1,482
Unallocated corporate expenses					(1,588)
Profit from operations					3,193
Finance costs					(1,557)
Profit before taxation					1,636
Taxation					3,400
Profit before minority interests					5,036

3. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

Business segment information for the six months ended 31 December 2003:

	Manufacture and distribution of electronic products	Property and investment holding	Property development	Manufacture and marketing of nano and herbal products	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Turnover	55,251	6,097	–	11,583	72,931
Results					
Segment results	705	(13,860)	(26,732)	(3,632)	(43,519)
Unallocated corporate income					2,079
Unallocated corporate expenses					(835)
Loss from operations					(42,275)
Finance costs					(4,146)
Loss before taxation					(46,421)
Taxation					–
Loss before minority interests					(46,421)

3. **SEGMENT INFORMATION (Continued)**

(b) **Geographical segments**

The Group's operations are located in Hong Kong, United States of America, Europe, the People's Republic of China other than Hong Kong (the "PRC") and other Asian countries.

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services:

	Six months ended	
	31/12/2004	31/12/2003
	HK$'000	HK$'000
Geographical segments	**(Unaudited)**	(Unaudited)
Hong Kong	**21,582**	41,416
United States of America	**17,341**	14,765
Europe	**420**	54
The PRC	**2,716**	7,673
Other Asian countries	**6,552**	9,023
	48,611	72,931

4. **PROFIT/(LOSS) BEFORE TAXATION**

	Six months ended 31/12/2004 HK$'000 (Unaudited)	Six months ended 31/12/2003 HK$'000 (Unaudited)
Profit/(loss) before taxation has been arrived at after charging:		
Amortisation of goodwill (included in administrative expenses)	–	110
Depreciation and amortisation on		
– Assets owned by the Group	1,521	917
– Assets held under finance leases	1,766	724
and after crediting:		
Dividend income from listed securities	(197)	(10)
Gain on disposal of investment properties	–	(1,496)
Amortisation of negative goodwill	–	(1,163)

5. **TAXATION**

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

	Six months ended 31/12/2004 HK$'000 (Unaudited)	Six months ended 31/12/2003 HK$'000 (Unaudited)
The amount of taxation credited to the consolidated income statement represents:		
Overprovision in prior years	3,400,000	–

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2004 (2003: Nil) as the Company and its subsidiaries had no assessable profit for that period.

No provision for deferred tax has been made in the period.

6. **EARNINGS/(LOSS) PER SHARE**

The calculation of the basic earnings/(loss) per share is based on the profit attributable to shareholders of HK$4,688,000 (2003: loss of HK$45,206,000) and on the weighted average of 941,082,826 (2003: 941,080,745) shares in issue during the period.

No diluted earnings/(loss) per share has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company of both periods.

7. **INVESTMENT PROPERTIES**

	2004 HK$'000
VALUATION	
At 30 June 2004	202,276
NET BOOK VALUES	
At 30 June 2004 and 31 December 2004	202,276

The value of investment properties held by the Group at 30 June 2004 and 31 December 2004 comprises:

	2004 HK$'000
Held in Hong Kong:	
Long-term leases	173,500
Medium-term leases	920
Held outside Hong Kong:	
Medium-term leases	25,300
Freehold	2,556
	202,276

8. **TRADE AND OTHER RECEIVABLES**

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers.

Included in trade and other receivables of the Group are trade debtors of HK$5,178,000 (30 June 2004: HK$5,907,000) and their aging analysis is as follows:

	31/12/2004	30/6/2004
	(Unaudited)	(Audited)
	HK$'000	HK$'000
Within 90 days	4,818	5,733
More than 90 days and within 180 days	360	174
	5,178	5,907

9. **TRADE AND OTHER PAYABLES**

Included in trade and other payables of the Group are trade payables of HK$5,136,000 (30 June 2004: HK$4,307,000) and their aging analysis is as follows:

	31/12/2004	30/6/2004
	(Unaudited)	(Audited)
	HK$'000	HK$'000
Within 90 days	4,510	3,999
More than 90 days and within 180 days	626	308
	5,136	4,307

10. SHARE CAPITAL

	Number of Ordinary shares	Amount HK$'000
Ordinary shares of HK$0.01 each		
Authorised:		
At 30 June 2004 and 31 December 2004	6,000,000,000	60,000
Issued and fully paid:		
At 30 June 2004 and 31 December 2004	941,082,826	9,411

11. COMPARATIVE FIGURES

Certain comparative figures have be reclassified to confirm with current period's presentation.

RESULTS

The Directors of the Company announce that the unaudited consolidated profit attributable to shareholders of the Group for the six months ended 31 December 2004 amounted to approximately HK$4,688,000, comparing to last period's loss of approximately HK$45,206,000. Turnover for the six months ended 31 December 2004 was approximately HK$48,611,000 compared to the turnover of approximately HK$72,931,000 in the same period of last year, representing decrease of 33%.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period ended 31 December 2004 (No interim dividend was recommended or paid for the period ended 31 December 2003).

REVIEW OF OPERATIONS AND PROSPECTS

The Group's turnover for the period ended 31 December 2004 was approximately HK$48.6 million, which represented a decrease of 33% as compared to the period ended 31 December 2003. The administrative expenses for the period ended 31 December 2004 were approximately HK$14.1 million, which represented a decrease of 46% as compared to the expenses which were incurred for period ended 31 December 2003.

The unaudited consolidated profit for the period ended 31 December 2004 was approximately HK$4.7 million (as compared to an unaudited consolidated loss of HK$45.2 million for the period ended 31 December 2003).

OEM BUSINESS

During the period ended 31 December 2004, after the occurrence of SARS, the Group OEM manufacturing company, which is supported by a stable customer base, has generated steady income and was able to maintain its market share despite competitive market conditions. In order to maintain its competitiveness, the Group implemented a series of proactive measures with an aim to reallocating its resources by being cost-conscious and focusing more on higher-growth products.

REVIEW OF OPERATIONS AND PROSPECTS (Continued)

INVESTMENT PROPERTIES

For the period ended 31 December 2004, the Group's rental properties contributed a revenue of HK$5.1 million (as compared to HK$6.1 million for the period ended 31 December 2003).

PROPERTY INTEREST

The People's Republic of China

(i) Jiangmen

Pursuant to a share transfer agreement dated 9 September 2004 (the "Share Transfer Agreement") entered into between, among others, the Company, Applied China Properties Limited ("Applied Properties") (a wholly-owned subsidiary of the Company) and Mr. Lai Kwok Wah ("Mr. Lai"), inter alia, Applied Properties conditionally agreed to sell to Mr. Lai 2 shares of US$100 each in Applied Properties (Jiang Men) Ltd. S.A. ("Applied Jiangmen"), representing the entire issued share capital of Applied Jiangmen (the "Jiangmen Shares"). Applied Jiangmen held a piece of land situated in Jiangmen, PRC (the "Jiangmen Property") through its interest in 江門實力發展(地產)有限公司. Pursuant to the Share Transfer Agreement, Applied Properties also agreed to assign to Mr. Lai its entire legal and beneficial interest in loans which it extended to Applied Jiangmen which amounted to an outstanding aggregate sum of HK$24,411,291 as at 8 September 2004, which is unsecured, non-interest bearing and repayable on demand (the "Shareholder's Loan"). The consideration payable by Mr. Lai pursuant to the Share Transfer Agreement is RMB15,000,000 (approximately HK$14,136,940) (adopting an exchange rate of RMB1.06105 to HK$1.00) of which RMB14,998,400 (approximately HK$14,135,432) is attributable to the assignment of the Shareholder's Loan and RMB1,600 (approximately HK$1,508) is attributable to the sale of the Jiangmen Shares.

REVIEW OF OPERATIONS AND PROSPECTS (Continued)

PROPERTY INTEREST (Continued)

(i) *Jiangmen* (Continued)

Completion of the Shares Transfer Agreement was scheduled to take place on 18 December 2004 (as such later date as the parties thereto may agree). However, due to a dispute regarding the area of the Jiangmen Property, completion had not taken place on 18 December 2004 and the parties are currently in discussions as to the deferred date of completion.

(ii) *Sheung Ping*

Pursuant to a sale and purchase agreement dated 23 September 2004 entered into between RJP International Limited ("RJP"), a wholly-owned subsidiary of the Company, and 東莞市常平鎮土塘村委會 ("Sheung Ping Committee"), a governmental organisation established in Sheung Ping, PRC, inter alia, RJP agreed to sell, or procure the sale of, and Sheung Ping Committee agreed to purchase, a piece of land situated at Tutang District, Sheung Ping Town, Dongguan, PRC, together with factory buildings and staff quarters constructed thereon and which is 100% beneficially owned by Dongguan Incar Electronics Co., Ltd. and Dongguan Man Lee Plastic Products Co., Ltd. (both indirect wholly-owned subsidiaries of the Company) (the "Sheung Ping Property") for an aggregate consideration of RMB22,200,000 (approximately HK$20,923,657) (adopting an exchange rate of RMB1.061 to HK$1.00). Completion took place on 1 January 2005.

Save as disclosed above, the business operations of the Group had not changed materially from the information disclosed in the published annual report of the Company for the year ended 30 June 2004.

Overseas

Beef Island, British Virgin Islands

The Group owns a piece of land of approximately 640 acres in Beef Island, the British Virgin Islands ("BVI") which it intends to develop jointly with a partnership of the Beef Island into a 18 holes champions golf course; 150 berth Marina, Marina village and residential resort.

REVIEW OF OPERATIONS AND PROSPECTS (Continued)

Overseas (Continued)

Beef Island Development Plan:

Unique golf course, hotel and Marina in one Beef Island location:

(a) 18 holes Signature golf course & club house.

(b) 5-Star hotel (120 to 150 rooms).

(c) Golf residential & Trellis Bay commercial.

(d) Mt. Alma residential sites.

(e) Marina Bay residential & Marina Village.

- 18 holes Jack Nicklaus Signature golf course & club house.

  Mr. Jack Nicklaus will design a Signature Golf Course, including preparation of all plans, specifications and drawing that are necessary to illustrate the course layout, design features and construction methods. The plan documents will consist of a general strategy plan, a clearing plan, contour plans, a conceptual golf course drainage plan, a grassing plan, a bunker study plan and a conceptual landscape plan.

  Mr. Jack Nicklaus will advise on the letting of construction contracts for construction of the golf course and reviewing contractors' implementation of the plan documents.

  The Group is allowed to use the intangible Marketing Rights & Services of Jack Nicklaus to advertise, publicize and market our golf course & BVI.

  Mr. Jack Nicklaus will design the preliminary golf course Plan and will attend the charette brainstorming section, with all parties concerned to fully develop the Master Plan for BVI Government approval.

REVIEW OF OPERATIONS AND PROSPECTS (Continued)

Overseas (Continued)

- 5-Star Hotel

  A 5-Star hotel consisting of 120-150 guest rooms, beach, swimming pool, meeting rooms. The hotel and amenities will be carefully designed to blend in with the natural beauty and environment.

  The hotel, besides providing its own private and exclusive amenities, will profit from its association with Jack Nicklaus (Signature golf course and its clubhouse, also the adjacent development of Yacht Club Marina and Marina Village with their many activities such as restaurants and sidewalk cafes, fishing, snorkelling, tennis, visit to nearby Island and beaches).

  The Company has begun discussion in relation to a possible joint venture.

- Golf residential & Trellis Bay commercial; Mt. Alma residential sites.

  The Company will report more once it has finalised the Master Development Plan "Plan is underway"

- Marina Bay residential & Marina Village

  Beef Island is the finest location in the British Virgin Islands for a Marina because of its location in the heart of Sir Francis Drake Channel's famous sailing waters and because it is very accessible. Our objective is to develop an important yachting and chartering center containing 150 to 200 berths, with a specialized mega yacht facility. The Marina will also be a center for important sport fishing activities on the islands.

  The southern aspect of Bluff Bay provides a sheltered location and is presently zoned for the Marina and comprises a small headland and a waterfront strip of land between the highwater mark and a salt pond to the rear. The crescent shaped beach abuts sheltered waters protested by a small, off-shore reef.

REVIEW OF OPERATIONS AND PROSPECTS (Continued)

Overseas (Continued)

Most of the activities will be concentrated in the Marina Village which has docks, shopping arcade, shady plazas, bridges, fountains, bandstand. The central dockside area will contain townhouse, villas and condos, as well as restaurants, sidewalk cafe, boutiques and businesses.

Build in stages with residential Villages, activity areas, parks and natural open space. Also planned are a tennis club, parade grounds, health spa, Getting Married chapel. ATM, a very famous Marina Bay Design/Coastal Engineering Firm, will be assigned to develop the engineering architecture plan of the Marina. They will perform feasibility studies and advise us in more details.

Of increasing importance is the growth of the mega-yacht industry with over 500 mega-yachts currently under construction throughout the world. The creation of a marina on the Estate would complement the hotel and golf course facilities and establish Trellis Bay Estate as one of the leading multi-use resorts in the Caribbean.

- Great walking trails up to the top of Mount Alma from Quaker ruins which will be refurbished as a historical visitors' site.

PLEDGE OF ASSETS

At 31 December 2004, the Group pledged its investment properties amounting to approximately HK$174.4 million (30 June 2004: HK$174.4 million), to secure general banking facilities granted to the Group. At 30 June 2004, the Group had also pledged a leasehold property of HK$2.6 million.

LIQUIDITY AND FINANCIAL INFORMATION

At 31 December 2004, the Group's total borrowings amounted to approximately HK$84.5 million with approximately HK$54.7 million repayable within one year, approximately HK$2.3 million repayable between one to two years, approximately HK$7 million repayable between two to five years and approximately HK$20.5 million repayable after five years. Cash, bank balances and deposits at 31 December 2004 amounted to approximately HK$21.1 million. The Group's current ratio was 0.40 and the gearing ratio which is expressed as a ratio of total bank liabilities to total assets was 0.17.

The Group had no significant exposure to foreign exchange fluctuation.

CONTINGENT LIABILITIES AND CAPITAL COMMITMENT

At 31 December 2004, the Company issued guarantees of HK$21,571,000 (30 June 2004: HK$21,571,000) in respect of other loans granted to a subsidiary.

The Group had no other contingent liabilities and capital commitments at the balance sheet date.

ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

Save as disclosed above, there was no material acquisition or disposal of the Company's subsidiaries and associates during the six months ended 31 December 2004.

DIRECTORS' INTERESTS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

At 31 December 2004, the interests held by the Directors of the Company in the shares, underlying shares of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), were as follows:

Long positions in shares and underlying shares of the Company

	Number of ordinary shares				
Name of directors	Personal interests	Other interests	Corporate interests	Total	Approximate % of shareholding
Hung Kin Sang, Raymond	3,280,000	405,655,584 (Note 1)	48,329,000 (Note 2)	457,264,584	48.59%
Hung Wong Kar Gee, Mimi	8,870,056	405,655,584 (Note 1)	48,329,000 (Note 2)	462,854,640	49.18%
Fang Chin Ping	100,000	-	-	100,000	0.01%
Soo Hung Leung, Lincoln	1,100,000	-	-	1,100,000	0.12%

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS

Long positions in shares of associated corporations

	Number of shares				
Name	Beneficial	Other	Name of associated corporation	Total number of shares	Approximate % shareholding
Fang Chin Ping	199,999	1 (Note 3)	Quorum Bio-Tech Limited (Note 3)	200,000	2%

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS (Continued)

Note 1: These shares and underlying shares were held by the following companies:

	Number of ordinary shares
Malcolm Trading Inc.	43,992,883
Primore Co. Inc.	2,509,266
Capita Company Inc.	359,153,435
iQuorum Cybernet Limited ("iQuorum")	48,329,000

Malcolm Trading Inc., Primore Co. Inc. and Capita Company Inc. are wholly-owned by the Marami Foundation as trustee for the Raymond Hung/Mimi Hung & Family Trust, a discretionary trust the discretionary objects of which include the family members of Hung Kin Sang, Raymond and Hung Wong Kar Gee, Mimi (husband and wife).

Note 2: These shares and underlying shares were held by iQuorum Cybernet Limited which was a wholly-owned subsidiary of the Company. As Capita Company Inc. owns more than one-third of the issued Shares and the underlying Shares of the Company and Capita Company Inc. is in turn a wholly-owned subsidiary of the Marami Foundation, the trustee of the Raymond Hung/Mimi Hung & Family Trust the discretionary objects of which include the family members of Hung Kin Sang Raymond and Hung Wong Kar Gee Mimi (husband and wife), both Hung Kin Sang Raymond and Hung Wong Kar Gee Mimi are deemed to be interested in such long positions.

Note 3: As at 31 December 2004, Fang Chin Ping held 200,000 ordinary shares of Quorum Bio-Tech Limited, a 89.00001% owned subsidiary of iQuorum, of which he holds 1 share on trust for iQuorum.

DIRECTOR'S INTEREST IN SHARES OF ASSOCIATED CORPORATIONS (Continued)

Save as disclosed above, at 31 December 2004, none of the Directors or chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), the Model Code for Securities Transactions by Directors of Listed Companies and which were required to be entered into the register required to be kept under section 352 of the SFO.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Share options in the Company

2002 Scheme

On 16 September 2002, the Company adopted a new share option scheme (the "2002 Scheme") for the primary purpose of providing incentives to directors and eligible employees. The 2002 Scheme will expire on 15 September 2012. Under the 2002 Scheme, the board of directors of the Company may grant options to eligible employees, including executive directors of the Company and its subsidiaries, to subscribe for shares in the Company.

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other share option schemes of the Company shall not exceed 10% of the shares of the Company in issue as at the date of adoption of the 2002 Scheme. The number of shares in respect of which options may be granted to a specifically identified single grantee under the 2002 Scheme and any other share option schemes of the Company shall not in any 12 month period exceed 1% of the shares of the Company in issue.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES (Continued)

Share options in the Company (Continued)

2002 Scheme (Continued)

Options granted must be taken up within 30 days of the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date of grant to the 10th anniversary of the date of grant. In each grant of options, the board of directors may at their discretion determine the specific exercise period. The exercise price is determined by the directors of the Company, and will be no less than the highest of (i) the closing price of the Company's shares on the date of grant; (ii) the average closing price of the Company's shares for the five business days immediately preceding the date of grant, and (iii) the nominal value of the Company's shares on the date of grant.

No option has been granted under the 2002 Scheme since its adoption.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above under the heading "Directors' interests in shares and underlying shares" in respect of certain directors, the register of substantial shareholders maintained by the Company pursuant to section 336 of the SFO discloses no person as having a notifiable interest or short position in the issued share capital of the Company at 31 December 2004.

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE

Other than as disclosed above, no contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company or any of its subsidiaries had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

DIRECTORS' INTEREST IN CONTRACTS OF SIGNIFICANCE (Continued)

Substantial shareholding in other members of the Group

At 31 December 2004, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) are directly or indirectly interested in 5 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name of Subsidiary	Name of Shareholder	% Shareholding
Wideland Electronics Limited	Fan Shek Yui	30
Wideland Electronics Limited	Ma Yi Fat	19

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director or chief executive of the Company) who, as at 31 December 2004, had an interest or short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

EMPLOYEE INFORMATION

At 31 December 2004, the Group employed a total of 369 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage, and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 31 December 2004.

AUDIT COMMITTEE

The Audit Committee of the Company held a meeting on 21 March 2005 and reviewed the relevant interim financial statements and report of the Group for the six months ended 31 December 2004. The Committee was content that the accounting policies of the Group are in accordance with current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

The interim financial statements for the six months ended 31 December 2004 have not been audited by the Company's external auditors.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied through out the relevant financial period with the Code of Best Practice as set out in the old Appendix 14 of the Listing Rules.

APPRECIATION

The Directors would like to express their sincere appreciation for all the dedicated efforts of all the management and staff of the Group during the year.

MEMBERS OF THE BOARD

At the date hereof, the members of the board are as follows:

Executive directors:
Hung Kin Sang, Raymond
(Chairman and Managing Director)
Hung Wong Kar Gee, Mimi
Fang Chin Ping

Independent non-executive directors:
Soo Hung Leung, Lincoln J.P.
Lo Yun Tai
Lun Tsan Kau

By order of the Board
Hung Wong Kar Gee, Mimi
Executive Director

Hong Kong, 21 March 2005

APPLIED INTERNATIONAL HOLDINGS LIMITED
實力國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 00519)

INTERIM RESULTS
For the six months ended 31 December 2004

The Board of Directors (the "Directors") of Applied International Holdings Limited (the "Company") announce that the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 31 December 2004

		Six months ended	
		31/12/2004	31/12/2003
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*3*	**48,611**	72,931
Cost of sales		**(39,541)**	(54,588)
Gross profit		**9,070**	18,343
Other operating income		**1,844**	1,048
Distribution costs		**(145)**	(1,795)
Administrative expenses		**(14,116)**	(26,347)
Interest income		**285**	583
Investment income		**250**	10
Gain/(loss) on disposal of plant and equipment		**6,005**	(835)
Impairment loss recognised in respect of properties under development		**–**	(24,482)
Loss on disposal of other securities		**–**	(6,176)
Gain on disposal of investment properties		**–**	1,496
Allowance on trade and other receivables		**–**	(1,920)
Allowance on inventories		**–**	(2,200)
Profit/(loss) from operations		**3,193**	(42,275)
Finance costs		**(1,557)**	(4,146)
Profit/(loss) before taxation	*4*	**1,636**	(46,421)
Taxation	*5*	**3,400**	–
Profit/(loss) before minority interests		**5,036**	(46,421)
Minority interests		**(348)**	1,215
Profit/(loss) for the period		**4,688**	(45,206)
Earnings/(loss) per share	*6*		
– Basic		**0.50 cents**	(4.80 cents)

CONSOLIDATED BALANCE SHEET
At 31 December 2004

	Notes	31/12/2004 (Unaudited) HK$'000	30/6/2004 (Audited) HK$'000
NON-CURRENT ASSETS			
Investment properties		**202,276**	202,276
Property, plant and equipment		**259,759**	260,950
Other investments		**1,701**	1,701
Other securities		**11,558**	14,251
Negative goodwill		**(23,857)**	(23,857)
		451,437	455,321
CURRENT ASSETS			
Inventories		**2,000**	580
Trade and other receivables	7	**21,835**	18,270
Tax recoverable		**22**	124
Bank deposits		**2,973**	–
Cash and bank balances		**18,158**	4,755
		44,988	23,729
Less: **CURRENT LIABILITIES**			
Trade and other payables	8	**57,315**	43,593
Tax payable		**–**	3,400
Bank and other borrowings – due within one year		**52,173**	47,303
Obligation under finance leases – due within one year		**2,534**	2,495
		112,022	96,791
NET CURRENT LIABILITIES		**(67,034)**	(73,062)
		384,403	382,259
CAPITAL AND RESERVES			
Share capital		**9,411**	9,411
Treasury shares		**(12,546)**	(12,546)
Reserves		**286,182**	281,178
		283,047	278,043
MINORITY INTERESTS		**71,381**	71,034
NON-CURRENT LIABILITIES			
Bank and other borrowings – due after one year		**27,199**	30,334
Deferred taxation		**135**	135
Obligation under finance leases – due after one year		**2,641**	2,713
		29,975	33,182
		384,403	382,259

Notes:

1. Basis of preparation

The unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants.

2. Principal accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2004.

3. Segment information

Turnover represents the net amounts received and receivable for goods sold to outside customers and rental income from properties under operating leases during the period.

(a) Business segments

For management purposes, the Group is currently organised into three (2003: four) operating divisions – manufacture and distribution of electronic products, property and investment holding, property development. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the six months ended 31 December 2004:

	Continuing operations			Discontinued operations	
	Manufacture and distribution of electronic products	Property and investment holding	Property development	Manufacture and marketing of nano and herbal products	Total
	HK$'000 (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)
Turnover	43,550	5,061	–	–	48,611
Results					
Segment results	784	3,083	(568)	–	3,299
Unallocated corporate income					1,482
Unallocated corporate expenses					(1,588)
Profit from operations					3,193
Finance costs					(1,557)
Profit before taxation					1,636
Taxation					3,400
Profit before minority interests					5,036

Business segment information for the six months ended 31 December 2003:

	Manufacture and distribution of electronic products	Property and investment holding	Property development	Manufacture and marketing of nano and herbal products	Total
	HK$'000 (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)	*HK$'000* (Unaudited)
Turnover	55,251	6,097	–	11,583	72,931
Results					
Segment results	705	(13,860)	(26,732)	(3,632)	(43,519)
Unallocated corporate income					2,079
Unallocated corporate expenses					(835)
Loss from operations					(42,275)
Finance costs					(4,146)
Loss before taxation					(46,421)
Taxation					–
Loss before minority interests					(46,421)

(b) Geographical segments

The Group's operations are located in Hong Kong, United States of America, Europe, the People's Republic of China other than Hong Kong (the "PRC") and other Asian countries.

The following table provides an analysis of the Group's sales by geographical market irrespective of the origin of the goods or services:

	Six months ended 31/12/2004	Six months ended 31/12/2003
Geographical segments:	***HK$'000*** **(Unaudited)**	*HK$'000* (Unaudited)
Hong Kong	**21,582**	41,416
United States of America	**17,341**	14,765
Europe	**420**	54
The PRC	**2,716**	7,673
Other Asian countries	**6,552**	9,023
	48,611	72,931

4. Profit/(loss) before taxation

	Six months ended 31/12/2004	Six months ended 31/12/2003
	HK$'000 (Unaudited)	*HK$'000* (Unaudited)
Profit/(loss) before taxation has been arrived at after charging:		
Amortisation of goodwill (included in administrative expenses)	–	110
Depreciation and amortisation on		
– Assets owned by the Group	**1,521**	917
– Assets held under finance leases	**1,766**	724
and after crediting:		
Dividend income from listed securities	**(197)**	(10)
Gain on disposal of investment properties	–	(1,496)
Amortisation of negative goodwill	–	(1,163)

5. **Taxation**

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period.

	Six months ended	
	31/12/2004	31/12/2003
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The amount of taxation credited to the consolidated income statement represents:		
Overprovision in prior years	**3,400,000**	–

No provision for Hong Kong Profits Tax was made for the period ended 31 December 2004 (2003: Nil) as the Company and its subsidiaries had no assessable profit for that period.

No provision for deferred tax has been made in the period.

6. **Earnings/(loss) per share**

The calculation of the basic earnings/(loss) per share is based on the profit attributable to shareholders of HK$4,688,000 (2003: loss of HK$45,206,000) and on the weighted average of 941,082,826 (2003: 941,080,745) shares in issue during the period.

No diluted earnings/(loss) per share has been presented as the exercise prices of the Company's outstanding warrants were higher than the average market price of the shares of the Company of both periods.

7. **Trade and other receivables**

The Group allows an average credit period from 30 to 90 days to its trade customers other than major customers.

Included in trade and other receivables of the Group are trade debtors of HK$5,178,000 (30 June 2004: HK$5,907,000) and their aging analysis is as follows:

	31/12/2004	30/6/2004
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Within 90 days	**4,818**	5,733
More than 90 days and within 180 days	**360**	174
	5,178	5,907

8. **Trade and other payables**

Included in trade and other payables of the Group are trade payables of HK$5,136,000 (30 June 2004: HK$4,307,000) and their aging analysis is as follows:

	31/12/2004	30/6/2004
	(Unaudited)	(Audited)
	HK$'000	*HK$'000*
Within 90 days	**4,510**	3,999
More than 90 days and within 180 days	**626**	308
	5,136	4,307

9. **Comparative figures**

Certain comparative figures have be reclassified to confirm with current period's presentation.

INTERIM DIVIDEND

The Directors do not recommend the payment of an interim dividend for the period ended 31 December 2004 (No interim dividend was recommended or paid for the period ended 31 December 2003).

REVIEW OF OPERATIONS AND PROSPECTS

The Group's turnover for the period ended 31 December 2004 was approximately HK$48.6 million, which represented a decrease of 33% as compared to the period ended 31 December 2003. The administrative expenses for the period ended 31 December 2004 were approximately HK$14.1 million, which represented a decrease of 46% as compared to the expenses which were incurred for period ended 31 December 2003.

The unaudited consolidated profit for the period ended 31 December 2004 was approximately HK$4.7 million (as compared to an unaudited consolidated loss of HK$45.2 million for the period ended 31 December 2003).

OEM BUSINESS

During the period ended 31 December 2004, after the occurrence of SARS, the Group OEM manufacturing company, which is supported by a stable customer base, has generated steady income and was able to maintain its market share despite competitive market conditions. In order to maintain its competitiveness, the Group implemented a series of proactive measures with an aim to reallocating its resources by being cost-conscious and focusing more on higher-growth products.

INVESTMENT PROPERTIES

For the period ended 31 December 2004, the Group's rental properties contributed a revenue of HK$5.1 million (as compared to HK$6.1 million for the period ended 31 December 2003).

PROPERTY INTEREST

The People's Republic of China

(i) Jiangmen

Pursuant to a share transfer agreement dated 9 September 2004 (the "Share Transfer Agreement") entered into between, among others, the Company, Applied China Properties Limited ("Applied Properties") (a wholly-owned subsidiary of the Company) and Mr. Lai Kwok Wah ("Mr. Lai"), inter alia, Applied Properties conditionally agreed to sell to Mr. Lai 2 shares of US$100 each in Applied Properties (Jiang Men) Ltd. S.A. ("Applied Jiangmen"), representing the entire issued share capital of Applied Jiangmen (the "Jiangmen Shares"). Applied Jiangmen held a piece of land situated in Jiangmen, PRC (the "Jiangmen Property") through its interest in 江門實力發展(地產)有限公司. Pursuant to the Share Transfer Agreement, Applied Properties also agreed to assign to Mr. Lai its entire legal and beneficial interest in loans which it extended to Applied Jiangmen which amounted to an outstanding aggregate sum of HK$24,411,291 as at 8 September 2004, which is unsecured, non-interest bearing and repayable on demand (the "Shareholder's Loan"). The consideration payable by Mr. Lai pursuant to the Share Transfer Agreement is RMB15,000,000 (approximately HK$14,136,940) (adopting an exchange rate of RMB1.06105 to HK$1.00) of which RMB14,998,400 (approximately HK$14,135,432) is attributable to the assignment of the Shareholder's Loan and RMB1,600 (approximately HK$1,508) is attributable to the sale of the Jiangmen Shares.

Completion of the Shares Transfer Agreement was scheduled to take place on 18 December 2004 (as such later date as the parties thereto may agree). However, due to a dispute regarding the area of the Jiangmen Property, completion had not taken place on 18 December 2004 and the parties are currently in discussions as to the deferred date of completion.

(ii) Sheung Ping

Pursuant to a sale and purchase agreement dated 23 September 2004 entered into between RJP International Limited ("RJP"), a wholly-owned subsidiary of the Company, and 東莞市常平鎮土塘村委會 ("Sheung Ping Committee"), a governmental organisation established in Sheung Ping, PRC, inter alia, RJP agreed to sell, or procure the sale of, and Sheung Ping Committee agreed to purchase, a piece of land situated at Tutang District, Sheung Ping Town, Dongguan, PRC, together with factory buildings and staff quarters constructed thereon and which is 100% beneficially owned by Dongguan Incar Electronics Co., Ltd. and Dongguan Man Lee Plastic Products Co., Ltd. (both indirect wholly-owned subsidiaries of the Company) (the "Sheung Ping Property") for an aggregate consideration of RMB22,200,000 (approximately HK$20,923,657) (adopting an exchange rate of RMB1.061 to HK$1.00). Completion took place on 1 January 2005.

Save as disclosed above, the business operations of the Group had not changed materially from the information disclosed in the published annual report of the Company for the year ended 30 June 2004.

Overseas

Beef Island, British Virgin Islands

The Group owns a piece of land of approximately 640 acres in Beef Island, the British Virgin Islands ("BVI") which it intends to develop jointly with a partnership of the Beef Island into a 18 holes champions golf course; 150 berth Marina, Marina village and residential resort.

Beef Island Development Plan:

Unique golf course, hotel and Marina in one Beef Island location:

(a) 18 holes Signature golf course & club house.

(b) 5-Star hotel (120 to 150 rooms).

(c) Golf residential & Trellis Bay commercial.

(d) Mt. Alma residential sites.

(e) Marina Bay residential & Marina Village.

– 18 holes Jack Nicklaus Signature golf course & club house.

  Mr. Jack Nicklaus will design a Signature Golf Course, including preparation of all plans, specifications and drawing that are necessary to illustrate the course layout, design features and construction methods. The plan documents will consist of a general strategy plan, a clearing plan, contour plans, a conceptual golf course drainage plan, a grassing plan, a bunker study plan and a conceptual landscape plan.

  Mr. Jack Nicklaus will advise on the letting of construction contracts for construction of the golf course and reviewing contractors' implementation of the plan documents.

  The Group is allowed to use the intangible Marketing Rights & Services of Jack Nicklaus to advertise, publicize and market our golf course & BVI.

  Mr. Jack Nicklaus will design the preliminary golf course Plan and will attend the charette brainstorming section, with all parties concerned to fully develop the Master Plan for BVI Government approval.

– 5-Star Hotel

  A 5-Star hotel consisting of 120-150 guest rooms, beach, swimming pool, meeting rooms. The hotel and amenities will be carefully designed to blend in with the natural beauty and environment.

  The hotel, besides providing its own private and exclusive amenities, will profit from its association with Jack Nicklaus (Signature golf course and its clubhouse, also the adjacent development of Yacht Club Marina and Marina Village with their many activities such as restaurants and sidewalk cafes, fishing, snorkelling, tennis, visit to nearby Island and beaches).

  The Company has begun discussion in relation to a possible joint venture.

- Golf residential & Trellis Bay commercial; Mt. Alma residential sites.

  The Company will report more once it has finalised the Master Development Plan "Plan is underway"

- Marina Bay residential & Marina Village

  Beef Island is the finest location in the British Virgin Islands for a Marina because of its location in the heart of Sir Francis Drake Channel's famous sailing waters and because it is very accessible. Our objective is to develop an important yachting and chartering center containing 150 to 200 berths, with a specialized mega yacht facility. The Marina will also be a center for important sport fishing activities on the islands.

  The southern aspect of Bluff Bay provides a sheltered location and is presently zoned for the Marina and comprises a small headland and a waterfront strip of land between the highwater mark and a salt pond to the rear. The crescent shaped beach abuts sheltered waters protested by a small, off-shore reef.

  Most of the activities will be concentrated in the Marina Village which has docks, shopping arcade, shady plazas, bridges, fountains, bandstand. The central dockside area will contain townhouse, villas and condos, as well as restaurants, sidewalk cafe, boutiques and businesses.

  Build in stages with residential Villages, activity areas, parks and natural open space. Also planned are a tennis club, parade grounds, health spa, Getting Married chapel. ATM, a very famous Marina Bay Design/Coastal Engineering Firm, will be assigned to develop the engineering architecture plan of the Marina. They will perform feasibility studies and advise us in more details.

  Of increasing importance is the growth of the mega-yacht industry with over 500 mega-yachts currently under construction throughout the world. The creation of a marina on the Estate would complement the hotel and golf course facilities and establish Trellis Bay Estate as one of the leading multi-use resorts in the Caribbean.

- Great walking trails up to the top of Mount Alma from Quaker ruins which will be refurbished as a historical visitors' site.

PLEDGE OF ASSETS

At 31 December 2004, the Group pledged its investment properties amounting to approximately HK$174.4 million (30 June 2004: HK$174.4 million), to secure general banking facilities granted to the Group. At 30 June 2004, the Group had also pledged a leasehold property of HK$2.6 million.

LIQUIDITY AND FINANCIAL INFORMATION

At 31 December 2004, the Group's total borrowings amounted to approximately HK$84.5 million with approximately HK$54.7 million repayable within one year, approximately HK$2.3 million repayable between one to two years, approximately HK$7 million repayable between two to five years and approximately HK$20.5 million repayable after five years. Cash, bank balances and deposits at 31 December 2004 amounted to approximately HK$21.1 million. The Group's current ratio was 0.40 and the gearing ratio which is expressed as a ratio of total bank liabilities to total assets was 0.17.

The Group had no significant exposure to foreign exchange fluctuation.

CONTINGENT LIABILITIES AND CAPITAL COMMITMENT

At 31 December 2004, the Company issued guarantees of HK$21,571,000 (30 June 2004: HK$21,571,000) in respect of other loans granted to a subsidiary.

The Group had no other contingent liabilities and capital commitments at the balance sheet date.

ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATES

Save as disclosed above, there was no material acquisition or disposal of the Company's subsidiaries and associates during the six months ended 31 December 2004.

EMPLOYEE INFORMATION

At 31 December 2004, the Group employed a total of 369 full-time employees.

The Group's emolument policies are formulated on the basis of performance of individual employees and are reviewed annually. The Group also provides medical insurance coverage, and provident fund scheme (as the case may be) to its employees depending on the location of such employees.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 31 December 2004.

AUDIT COMMITTEE

The Audit Committee of the Company held a meeting on 21 March 2005 and reviewed the relevant interim financial statements and report of the Group for the six months ended 31 December 2004. The Committee was content that the accounting policies of the Group are in accordance with current best practice in Hong Kong. The Committee found no unusual items that were omitted from the financial statements and was satisfied with the disclosures of data and explanations shown in the financial statements.

The interim financial statements for the six months ended 31 December 2004 have not been audited by the Company's external auditors.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied through out the relevant financial period with the Code of Best Practice as set out in the old Appendix 14 of the Listing Rules.

APPRECIATION

The Directors would like to express their sincere appreciation for all the dedicated efforts of all the management and staff of the Group during the year.

By order of the Board
Hung Wong Kar Gee, Mimi
Executive Director

Hong Kong, 21 March 2005

** For identification only*

At the date of this announcement, the executive directors of the Company are Mr. Hung Kin Sang, Raymond, Ms. Hung Wong Kar Gee, Mimi and Mr. Fang Chin Ping and the independent non-executive directors of the Company are Mr. Soo Hung Leung, Lincoln, Mr. Lo Yun Tai and Mr. Lun Tsan Kau.

"Please also refer to the published version of this announcement in China Daily"

APPLIED INT'L<00519> - Results Announcement

Applied International Holdings Limited announced on 21/03/2005:
(stock code: 00519)
Year end date: 30/06/2005
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/07/2004 to 31/12/2004 ('000)	(Unaudited) Last Corresponding Period from 01/07/2003 to 31/12/2003 ('000)
Turnover	:	48,611	72,931
Profit/(Loss) from Operations	:	3,193	(42,275)
Finance cost	:	(1,557)	(4,146)
Share of Profit/(Loss) of Associates	:	N/A	N/A
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	4,688	(45,206)
% Change over Last Period	:	N/A %	
EPS/(LPS)-Basic (in dollars)	:	0.005	(0.048)
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	4,688	(45,206)
Interim Dividend per Share	:	Nil	Nil
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

Earnings / (loss) per share

The calculation of the basic earnings / (loss) per share is based on the profit attributable to shareholders of HK$4,688,000 (2003: loss of HK$45, 206,000) and on 941,082,826 (2003: 941,080,745) ordinary shares of the Company in issue during the period.

No diluted earnings / (loss) per share has been presented as the

exercise prices of Company's outstanding warrants were higher than the average market price of the shares of the Company for both periods.

END